adidas

GROUP

06016901

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

RECEIVED SEP 15 2006 SECTION

13.09.2006

adidas Salomon AG

SUPPL

adidas AG
SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
File No. 82-4278

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- the Nine Months Report 2005 (Attachment No. 1)
- the Annual Report 2005 (Attachment No. 2)
- the adhoc release dated November 3, 2005 (Attachment No. 3)
- the adhoc release dated November 4, 2005 (Attachment No. 4)
- the invitation to Annual General Meeting of May 11, 2006 (Attachment No. 5)
- an English translation of our announcement on the payment of dividends published in Germany (Attachment No. 6)
- the First Quarter Report 2006 (Attachment No. 7)
- the First Half Year Report 2006 (Attachment No. 8)
- Press Release regarding change of name to adidas AG dated May 30, 2006 (Attachment No. 9)
- Press Release dated June 2, 2006 (Attachment No. 10)
- Press release dated June 6, 2006 (Attachment No. 11)

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

9/18

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2803
F (+49) 9132 84-3219
gabriele.dirian@adidas.de

adidas

GROUP

If you need further information, please do not hesitate to contact me.

Kind regards,

Attachment

Gabriele Dirian

NINE MONTHS REPORT 2005


adidas
Impossible Is Nothing

Nine Months Net Sales[1] € in millions

2004	4,664
2005	5,115

Nine Months Basic Earnings Per Share From Continuing Operations[1] €

2004	6.88
2005	9.21

[1]Pro-forma figures reflect continuing operations as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, *subject to amendments agreed upon at transaction closing.*

adidas-Salomon Segmental Information € in millions

	Nine Months 2005	Nine Months 2004	Change	**3rd Quarter 2005**	3rd Quarter 2004	Change
adidas						
Net sales	**4,545**	4,155	9.4%	**1,729**	1,570	10.1%
Gross profit	**2,081**	1,849	12.6%	**797**	716	11.3%
Operating profit[2]	**674**	554	21.7%	**324**	269	20.3%
Number of employees at end of period	**11,832**	10,433	13.4%	**11,832**	10,433	13.4%
TaylorMade-adidas Golf						
Net sales	**528**	477	10.6%	**177**	176	0.7%
Gross profit	**241**	227	6.1%	**78**	84	(7.6%)
Operating profit[2]	**39**	33	16.8%	**9**	23	(58.9%)
Number of employees at end of period	**1,277**	1,241	2.9%	**1,277**	1,241	2.9%

[2]2004 figures have been adjusted to reflect the International *Financial Reporting Standards newly* adopted in 2005 concerning the inclusion of the operating items royalty and commission income and goodwill amortization in operating profit.

	Nine Months 2005	Nine Months 2004	Change	3rd Quarter 2005	3rd Quarter 2004	Change
Operating Highlights € in millions						
Net sales	**5,115**	4,664	9.7%	**1,924**	1,758	9.4%
Income before taxes	**648**	519	24.8%	**312**	266	17.0%
Net income attributable to shareholders[2]	**386**	295	31.2%	**215**	179	20.3%
Key Ratios %						
Gross margin	**48.5**	48.1	0.4pp	**48.5**	48.4	0.2pp
Selling, general and administrative expenses as a percentage of net sales	**34.6**	34.7	(0.1pp)	**31.5**	31.2	0.3pp
Operating margin[3]	**13.1**	12.1	1.1pp	**16.4**	16.0	0.4pp
Effective tax rate	**33.0**	37.3	(4.3pp)	**32.9**	38.7	(5.8pp)
Net income attributable to shareholders[2] as a percentage of net sales	**7.6**	6.3	1.2pp	**11.2**	10.2	1.0pp
Equity ratio[4]	**40.3**	34.8	5.4pp	**40.3**	34.8	5.4pp
Financial leverage[4]	**28.1**	55.4	(27.3pp)	**28.1**	55.4	(27.3pp)
Balance Sheet Data € in millions						
Total assets[4]	**5,181**	4,726	9.6%	**5,181**	4,726	9.6%
Inventories[5]	**1,053**	1,134	(7.2%)	**1,053**	1,134	(7.2%)
Receivables and other current assets[5]	**1,662**	1,732	(4.0%)	**1,662**	1,732	(4.0%)
Working capital[5]	**1,646**	1,348	22.1%	**1,646**	1,348	22.1%
Net total borrowings	**586**	913	(35.8%)	**586**	913	(35.8%)
Shareholders' equity[4]	**2,086**	1,647	26.7%	**2,086**	1,647	26.7%
Per Share of Common Stock €						
Basic earnings per share from continuing operations	**9.21**	6.88	34.0%	**4.43**	3.44	28.7%
Diluted earnings per share from continuing operations	**8.63**	6.87	25.6%	**4.13**	3.45	20.0%
Basic earnings per share from continuing operations (without goodwill amortization)	**9.21**	7.46	23.6%	**4.43**	3.63	22.0%
Basic earnings per share from continuing and discontinued operations	**8.40**	6.46	30.1%	**4.68**	3.92	19.4%
Diluted earnings per share from continuing and discontinued operations	**7.89**	6.46	22.2%	**4.36**	3.92	11.2%
Basic earnings per share from continuing and discontinued operations (without goodwill amortization)	**8.40**	7.21	16.5%	**4.68**	4.16	12.4%
Operating cash flow per share from continuing operations	**4.79**	3.97	20.8%	**4.79**	3.97	20.8%
Share price at end of period	**144.58**	112.35	28.9%	**144.58**	112.35	28.9%
Other at end of period						
Number of employees (continuing operations)	**15,361**	13,886	10.6%	**15,361**	13,886	10.6%
Number of shares outstanding	**46,023,655**	45,688,400	0.7%	**46,023,655**	45,688,400	0.7%
Average number of shares	**45,966,727**	45,580,378	0.8%	**46,023,655**	45,679,992	0.8%

Rounding differences may arise in percentages and totals.

[1] Pro-forma figures reflect continuing operations as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.
[2] Includes income from continuing and discontinued operations
[3] 2004 figures have been adjusted to reflect the International Financial Reporting Standards newly adopted in 2005 concerning the inclusion of the operating items royalty and commission income and goodwill amortization in operating profit.
[4] 2004 figures have been restated due to application of amendment to IAS 19.
[5] 2005 figures for inventories, receivables and working capital reflect continuing operations only. 2004 figures reflect continuing and discontinued operations.

OPERATIONAL HIGHLIGHTS THIRD QUARTER 2005 ///



JULY /// adidas wins 13 lion awards, including four golden, at the International Advertising Festival in Cannes for its advertising campaigns.

JULY /// Malaysia's first adidas Originals Store opens in Kuala Lumpur. Other store openings during the third quarter include Madrid, Antwerp and Sydney.



JULY /// adidas-Salomon AG and Porsche Design Group sign a long-term strategic partnership including licensing agreement.



JULY /// adidas launches the Impossible Field campaign. The TV campaign is supported by a print campaign in all relevant football magazines.





AUGUST /// adidas and Polar introduce the world's first completely integrated training system called "Project Fusion", which integrates Polar heart rate, speed and distance monitoring equipment into adidas apparel and footwear.



AUGUST /// adidas-Salomon AG announces plans to acquire Reebok to create a € 9 billion footprint in the global athletic footwear, apparel and hardware markets.



SEPTEMBER /// The Y-3 spring/summer 2006 collection premieres for the first time at the New York Fashion Week.



SEPTEMBER /// For the sixth consecutive time, adidas-Salomon AG is included in the Dow Jones Sustainability Indexes and is rated to be the industry leader in the global Clothing, Accessories & Footwear industry.

SEPTEMBER /// After winning the Global Sportstyle Award 2005, the new Tour 360 golf shoe takes the ispovision Men's Footwear Of The Year Award.



SPORTING HIGHLIGHTS THIRD QUARTER 2005 ///

JULY /// Argentina wins the FIFA World Youth Championship, completing a strong display by the adidas brand during one of the world's biggest football tournaments.



JULY /// Around 600 two-man teams (professionals as well as very ambitious hobby cyclists) take part in the 8th adidas BIKE Transalp Challenge starting in Upper Bavaria and ending at the Adriatic Sea.

AUGUST /// Just a few days after becoming a member of the adidas family, Andre Agassi wins in adidas the Mercedes Benz Cup in Los Angeles and then delivers a spectacular performance on his drive to the US Open final.



AUGUST /// The T-Mobile Team wins the team classification at the Tour de France 2005 and also achieves three single-stage victories.



AUGUST /// At the 10th World Track and Field Championships in Helsinki, Elena Isinbayeva beats her own world record by one centimeter, clearing 5.01m. Isinbayeva's achievement marks the 18th world record of her career.





SEPTEMBER /// TaylorMade-adidas Golf's Sergio Garcia captures the European Masters, with a one-shot victory over Sweden's Peter Gustafsson.



SEPTEMBER /// adidas dominates the Berlin Marathon. Kenyan adidas runner Philip Manyim wins the men's race ahead of five other adidas athletes who finish in the top 10. Shortly afterwards, Haile Gebrselassie wins the Amsterdam Marathon in a new track record time. Three of the top four runners are sponsored by adidas.





Herbert Hainer

Dear Shareholders,

Our Group has made some of the most important and exciting decisions in its history in the first nine months of 2005. We have reshaped and repositioned adidas to be more performance-oriented than ever before – and everyone in our Group is focused on seeing these steps through to success. With the Salomon divestiture now complete, our organization can devote its entire energies to propelling the adidas and TaylorMade brands to continued leadership in sports footwear, apparel and golf products.

Our planned acquisition of Reebok adds to this energy and focus. The Reebok brands and products complement our existing offerings. The adidas, Reebok and TaylorMade brands each say something special to distinct consumer groups and we plan to both retain and further fine-tune their individual identities going forward. Combining these brands is an unparalleled opportunity for our Group, and Reebok's recently announced distribution and customer relationship management challenges, especially in the US, don't change that.

2005 so far has also been a year of outstanding achievements by adidas sponsored athletes. Elena Isinbayeva's 18th world record in the pole vault competition at the World Track & Field Championships in August, Tim Duncan's MVP award in the NBA Finals and Andre Agassi's dramatic run to the US Open final are just a few of the most memorable.

We are now looking forward towards 2006 and beyond, when adidas sponsored events will be at the forefront of consumer attention. The World Cup – played on adidas' home field this time – is a global event with fan participation, media coverage and sports interest equaled by few other competitions. We are only 218 days away from kicking off this premier event in Germany and achieving a new level of football greatness, by breaking the € 1 billion mark for sales in the category for the first time.

Planning for the 2008 Beijing Olympics is also picking up pace. They are still some time away, but as Official Sportswear Partner of the Chinese Olympic Committee, we've already got several teams working in China to make this the biggest and best Olympics yet. At the 2006 Winter Games in Torino in just a few months, we will outfit the Chinese team for the first time and officially begin our extensive activities leading up to the 2008 Olympics. This underscores our massive ambitions in Asia, where we plan to exceed € 2 billion by 2008, doubling our 2004 sales figure.

2005 will be a powerful year for adidas in terms of delivering on our financial targets. On a currency-neutral basis, we now expect sales to grow at high-single-digit rates. This increase in our expectations is driven by double-digit growth in North America, where both strong year-to-date sales performance and across-the-board backlog increases highlight the success of our disciplined distribution strategy. Strong sales momentum continues in Asia and Latin America. And even in Europe, where the retail conditions are challenging, we see accelerating momentum in the fourth quarter and mid-single-digit top-line growth for the year. Our operating margin, which is the Group's key profitability metric, will reach a record level due to increased own-retail activities, our improving product mix and more focused operating expenses. And, as a result of our outstanding operational performance in the first nine months of 2005, net earnings from our continuing and discontinued business are now expected to grow by at least 20%.

So 2005 has been an exciting year on many fronts. We have taken strategic decisions to ensure that we are well positioned for continued success going forward. And we are delivering on our ambitious operational targets.

We have also set ambitious medium-term targets for our new Group, including Reebok. These targets focus on improving the profitability and dynamics of our business segments beyond what they can do independently. As a result, we expect Group sales to grow at mid- to high-single-digit rates in each of the three years following completion of the Reebok acquisition. Within three years of the transaction's completion, we expect Group gross margin to be between 46 and 48%. And the operating margin will pass the 11% mark. And most importantly, we expect earnings throughout the entire integration period to grow at double-digit rates.

The countdown to next year's Winter Olympics and the World Cup has already begun. Around the globe, we are on track, executing on our short-term and long-term plans, and making new inroads with consumers and retailers. Performance is our core value, and the whole organization has the brands, skills and energy to perform as never before.

Yours sincerely,

Herbert Hainer
Chairman, Chief Executive Officer

Our Share

In the third quarter of the year, the global stock markets continued their strong performance of the first six months of 2005. The major indices were largely unaffected by high oil prices in the wake of Hurricane Katrina and the unclear outcome of the German elections. The adidas-Salomon AG share again finished the quarter up 4%, increasing 22% on a year-to-date basis at the end of September.

Share Price Development in 2005[1]


130
120
110
100
90
Dec. 31 2004
Sep. 30 2005
adidas-Salomon AG
DAX-30
MSCI World Textiles, Apparel & Luxury Goods

[1] Index: December 31, 2004 = 100

Performance of the adidas-Salomon AG Share and Important Indices at September 30, 2005 *in %*

	Year-to-date	1 year	Since IPO[2]
adidas-Salomon AG	22	29	316
DAX-30	19	30	115
MSCI World Textiles, Apparel & Luxury Goods	5	20	86

[2] November 17, 1995

adidas-Salomon AG Share Outperforms Competitors in First Nine Months of 2005

The adidas-Salomon AG share again outperformed the major indices in the first nine months of 2005. Increasing 22%, the adidas-Salomon AG share showed a stronger performance than the DAX-30, Germany's premiere stock index, and the Morgan Stanley Capital International (MSCI) World Textiles, Apparel & Luxury Goods Index. The former increased 19% over the period, while the latter grew by 5%.

The adidas-Salomon AG share also outperformed its peer group year-over-year. With an increase of 29%, our share was clearly ahead of the MSCI World Textiles, Apparel & Luxury Goods Index, which gained 20% since September 30, 2004, and was on par with the DAX-30, which increased 30% during the period.

adidas-Salomon AG Share Price Growth Continues in Third Quarter

After solid increases in the first half of the year, worldwide stock markets continued to perform strongly in the third quarter. Robust economic indicators, a weaker euro and positive news flow in the quarterly earnings season, especially in the USA, stimulated the markets in July and early August. In addition, many reports were issued regarding the fundamental valuation of German blue chips which was perceived to be low versus historical levels, especially in light of low interest rates. Subsequently, record oil prices temporarily interrupted the upswing. The aftermath of Hurricane Katrina in the USA and the unclear outcome of the German elections, which disappointed expectations of more pronounced economic reforms, only temporarily put strains on the respective stock markets, which performed strongly again in September.

Following its strong performance in the first two quarters, the adidas-Salomon AG share continued to advance at the beginning of the third quarter. Reaching a seven-year high of € 158.45 on the day of the announcement of the proposed Reebok acquisition, the adidas-Salomon AG share significantly outperformed the DAX-30. Subsequently, difficult market conditions and several profit warnings among US sporting goods retailers caused our share to decline. Initial concerns raised by some analysts surrounding the planned Reebok acquisition diminished later in the period as investors began calculating earnings accretion potential. As a result, the adidas-Salomon AG share finished the quarter at € 144.58, an increase of 4% compared to the end of the second quarter. The MSCI World Textiles, Apparel & Luxury Goods Index grew 5%, while the DAX-30 rose 10% during the period.

Our Share

Number of shares outstanding	
nine months average	45,966,727
at September 30	46,023,655[1]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	All German stock exchanges
Stock registration number (ISIN)	DE0005003404
Stock symbol	ADS
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer Index
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe

[1] All shares carry full dividend rights.

adidas-Salomon AG Again Ranked Industry Leader in Dow Jones Sustainability Indexes

For the sixth consecutive year, adidas-Salomon AG has been included in the Dow Jones Sustainability Indexes. The DJSI, which analyzes the social, environmental and financial performance of more than 300 companies worldwide, rated us to be the industry leader in the global Clothing, Accessories & Footwear industry in terms of sustainability. The annual review conducted in September acknowledged that adidas-Salomon AG has succeeded in integrating its sustainability strategy into corporate decision-making and highlighted our transparent and comprehensive reporting and accounting framework, our management team and our focus on brand and shareholder value creation as industry-leading.

Directors' Dealings Reported on Corporate Website

Christian Tourres, a member of the Supervisory Board and a former Executive Board member, sold a total of 120,000 shares at the beginning of August and purchased 20,000 shares at the end of August. Fritz Kammerer, Deputy Chairman of the Supervisory Board, sold 100 shares in August. No additional transactions subject to registration were recorded in the period. Detailed information regarding directors' dealings can be found in the Corporate Governance section on our corporate website at www.adidas-Group.com.

Our Group

The global economy continued to grow in the first nine months of 2005. During this period, sales for the Group's continuing operations excluding the Salomon business segment, which will be deconsolidated at the beginning of the fourth quarter, increased 10% on a currency-neutral basis. In euro terms, revenues grew 10% to € 5.115 billion in 2005 from € 4.664 billion in 2004. The Group's gross margin grew 0.4 percentage points to 48.5% in 2005 (2004: 48.1%) as a result of increased own-retail activities at adidas, our improving product mix and hedging activities that enabled us to capitalize on favorable currency movements. These developments drove a 19% increase in the Group's operating profit from continuing operations to € 672 million in the first nine months of 2005 versus € 564 million during the same period of 2004. The Group's income before taxes was € 648 million, up 25% versus € 519 million in 2004, helped also by a strong decrease of the Group's financial expenses. A lower tax rate also positively impacted the Group's net income from continuing operations, which grew 33% to € 434 million in 2005 from € 326 million in 2004. The adoption of new and revised International Financial Reporting Standards in 2005 had a positive impact on the Group's reported financial performance. On a comparable basis excluding these effects, the Group's operating profit and IBT from continuing operations would have increased 14% and 19% respectively during the first nine months of 2005. Net income from continuing operations on a comparable basis, which we believe represents the best indicator of our underlying business, increased 23% in the first nine months of 2005. The income from discontinued operations relating to the Salomon business segment decreased by 97% to negative € 37 million from negative € 19 million in the prior year. The Group's net income attributable to shareholders from continuing and discontinued operations increased 31% to € 386 million from € 295 million in 2004, representing one of the highest increases of the Group's net income in the first nine months since our IPO.

ECONOMIC AND SECTOR DEVELOPMENT

Global Economy Develops Heterogeneously

After solid growth during the first half of the year, the global economy continued to expand in the third quarter despite rising oil prices. However, growth rates across the regions varied widely. In Europe, domestic demand continued to suffer from low consumer confidence due to high unemployment rates across the region and continuing high oil prices. Forecasts point to annual growth for the region of 1.3%. The North American economy remained relatively robust in the third quarter after already having grown solidly in the first half of the year. However, Hurricane Katrina coupled with a less optimistic job outlook in early September pushed consumer confidence to its lowest level in nearly two years. In Japan, solid domestic demand fueled economic expansion. Rising private income and a lower unemployment rate contributed to continued strong consumer confidence. China remained Asia's growth engine as industrial production and exports continued to rise substantially. Driven by dynamic exports and high prices for raw materials, the Latin American markets continued to grow strongly in the third quarter.

Sporting Goods Industry Increasingly Competitive

In the sporting good industry, regional development in the third quarter of the year was mixed. Retail markets in Europe and North America became more competitive, whereas Asia and Latin America continued to enjoy solid increases. In Europe, the difficult macroeconomic environment and the high price sensitivity among consumers continued to burden the sporting goods industry. As a result, the market was highly competitive and increasingly promotional on the retailer side, particularly in the UK. *In the USA, a weaker than anticipated back-to-school* season and fears of a general market slowdown led to increased promotional activities among retailers. The Asian sporting goods industry continued to experience strong consumer demand and positive retail sentiment. In Latin America, the sporting goods industry enjoyed solid growth throughout the quarter as economic momentum and market conditions remained strong.

Quarterly Consumer Confidence Development by Region[1]



110
100
90
80
Sep. 04
Dec. 04
Mar. 05
Jun. 05
Sep. 05
USA, Source: Conference Board
Euro Zone, Source: European Commission
Japan, Source: Economic and Social Research Institute, Government of Japan

[1] Index: September 30, 2004 = 100

Exchange Rate Development[2] € 1 equals

	Average rate 2004	Q4 2004	Q1 2005	Q2 2005	**Q3 2005**	Average rate 2005
USD	1.2434	1.3621	1.2964	1.2092	**1.2042**	1.2639
JPY	134.41	139.65	138.44	133.95	**136.25**	136.05
GBP	0.6785	0.7051	0.6885	0.6742	**0.6820**	0.6852

[2] Spot rates at quarter-end

GROUP BUSINESS PERFORMANCE

Focus on Continuing Operations

On May 2, 2005 our Group announced the planned divestiture of the Salomon business segment to Amer Sports Corporation. The transaction was completed on October 19, 2005. As a result, the performance of this segment has to be reported as discontinued operations and the segment will be deconsolidated at the beginning of the fourth quarter. For the sake of clarity, all figures in this document refer to the Group's continuing activities unless otherwise stated. Pro-forma figures reflect continuing operations and exclude the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.

Third Quarter Currency-Neutral Sales Grow 8%

Third quarter net sales for the Group increased 8% on a currency-neutral basis with improvements coming from adidas in all regions except Europe. Sales in this region and at TaylorMade-adidas Golf were virtually unchanged during the period. In euro terms, sales grew 9% to € 1.924 billion in 2005 from € 1.758 billion in the third quarter of 2004. Sales at adidas increased 9% on a currency-neutral basis or 10% in euro terms to € 1.729 billion in the third quarter of 2005 from € 1.570 billion in 2004. TaylorMade-adidas Golf's sales remained stable on a currency-neutral basis. In euro terms, sales at TaylorMade-adidas Golf increased 1% to € 177 million in 2005 from € 176 million in 2004. Group sales including discontinued operations increased 7% on a currency-neutral basis or 8% in euro terms to € 2.111 billion from € 1.953 billion in 2004.

Double-Digit Sales Increases in North America, Asia and Latin America in the Third Quarter

From a regional perspective, third quarter sales in Europe increased slightly both in currency-neutral terms as well as in euros to reach € 968 million in 2005 (2004: € 967 million). In North America, currency-neutral sales grew 15%. In euro terms, this represents an increase of 16% to € 446 million in 2005 from € 385 million in the third quarter of 2004. Sales in Asia again grew strongly in the third quarter, up 20% on a currency-neutral basis and 22% in euros to reach € 402 million in 2005 (2004: € 331 million). Sales in Latin America were also strong, increasing 33% on a currency-neutral basis or 46% in euros, reaching € 95 million in 2005 versus € 65 million in the third quarter of 2004.

Nine Months Net Sales[1] € in millions

2004	4,664
2005	5,115

[1] *Pro-forma figures reflect continuing operations* as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.

Nine Months 2005 Net Sales by Region[2]



Latin America 4%
Asia 22%
Europe 50%
North America 24%

[2] Pro-forma figures reflect continuing operations as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.

Currency-Neutral Sales Up 10% in the First Nine Months

During the first nine months of 2005, Group sales increased 10% on a currency-neutral basis, supported by double-digit sales growth at all brands and in all regions except Europe, where sales were stable. In euro terms, revenues also grew 10% to € 5.115 billion in 2005 from € 4.664 billion in 2004. Group sales including discontinued operations increased 9% on a currency-neutral basis and in euro terms, reaching € 5.474 billion from € 5.044 billion in 2004.

adidas Drives Top-Line Growth in the First Nine Months

Sales growth in the adidas segment set the pace for Group performance during the first nine months of 2005. Currency-neutral adidas revenues increased 10% in the first nine months. Drivers of this growth were strong double-digit increases in the Sport Heritage division as well as growth in virtually all major Sport Performance categories. Sport Style sales, which comprise less than 1% of brand *adidas revenues, however, declined mod*estly. Currency-neutral revenues in the TaylorMade-adidas Golf segment increased 12%. This strong performance was driven by significant growth in all major categories except putters. Currency effects only had a minor effect on sales at adidas and TaylorMade-adidas Golf in euro terms. adidas sales in euro terms increased 9% to € 4.545 billion in the first nine months of 2005 from € 4.155 billion in 2004. TaylorMade-adidas Golf sales in euro terms grew 11% to € 528 million in 2005 from € 477 million in 2004.

Stable Currency-Neutral Sales in Europe

Group sales in Europe for the first nine months of 2005 were stable on a currency-neutral basis. In euro terms, sales grew slightly from the previous year's level to € 2.537 billion in 2005 (2004: € 2.530 billion). In the adidas segment, sales remained virtually unchanged on a currency-neutral basis and in euro terms, reaching € 2.438 billion during the first nine months of 2005 (2004: € 2.445 billion). Double-digit growth in the region's emerging markets as well as solid increases in Italy and Scandinavia were offset by declines in Iberia, France and the UK. TaylorMade-adidas Golf developed strongly in Europe. Currency-neutral sales increased 11% as a result of broad-based improvements throughout the region. In euro terms, revenues at TaylorMade-adidas Golf increased 9% to € 77 million in 2005 from € 71 million in 2004.

Nine Months 2005 Net Sales Growth by Brand and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	0	12	33	41	9
TaylorMade-adidas Golf	9	22	(6)	40	11
Total[2]	**0**	**14**	**26**	**41**	**10**

[1]Versus the prior year
[2]Pro-forma figures reflect continuing operations as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.

Nine Months 2005 Currency-Neutral Net Sales Growth by Brand and Region[3] in %

	Europe	North America	Asia	Latin America	Total
adidas	0	15	33	35	10
TaylorMade-adidas Golf	11	24	(6)	40	12
Total[4]	**0**	**17**	**26**	**35**	**10**

[3]Versus the prior year
[4]Pro-forma figures reflect continuing operations as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.

Currency-Neutral Sales in North America Increase 17%

In North America, Group sales during the first nine months increased 17% on a currency-neutral basis or 14% in euro terms to € 1.203 billion in 2005 from € 1.052 billion in 2004, driven by both adidas and TaylorMade-adidas Golf. adidas sales increased 15% on a currency-neutral basis in the first nine months, reflecting double-digit growth in both the Sport Performance and Sport Heritage divisions. In euro terms, sales for the adidas segment increased 12% to € 903 million in 2005 from € 806 million in 2004. The TaylorMade-adidas Golf segment reported currency-neutral sales growth of 24% in the first nine months of 2005 as a result of strong double-digit increases in all major categories. In euro terms, sales at TaylorMade-adidas Golf grew 22% to € 300 million in 2005 from € 246 million in 2004.

Currency-Neutral Sales in Asia Grow 26%

Sales in Asia increased 26% on a currency-neutral basis in the first nine months of 2005. In euro terms, revenues in Asia also grew 26% to € 1.111 billion in 2005 from € 882 million in 2004. Sales in the adidas segment grew overproportionately, up 33% on a currency-neutral basis. This positive development was led by strong growth in China, where sales nearly doubled during the first nine months of 2005, as well as strong increases in Japan, India and many other countries in the region. In euro terms, adidas sales increased 33% to € 959 million in 2005 from € 722 million in 2004. Revenues for the first nine months of 2005 at TaylorMade-adidas Golf decreased 6% on a currency-neutral basis mainly as a result of a decline in Korea which more than offset solid sales growth in countries such as Japan and Australia. In euro terms, TaylorMade-adidas Golf sales also decreased 6% to € 149 million in 2005 from € 159 million in 2004.

Currency-Neutral Sales in Latin America Up 35%

In Latin America, where revenues are generated predominately by adidas, currency-neutral sales increased 35% in the first nine months of 2005, renewing its position as the fastest growing region within the Group. In euro terms, sales grew 41% to € 231 million in 2005 from € 164 million in 2004. Sales for adidas improved 35% on a currency-neutral basis in the first nine months of 2005. This represents an increase of 41% in euro terms to € 224 million in 2005 from € 158 million in 2004. This development was mainly driven by strong double-digit sales increases in the region's three biggest markets Brazil, Mexico and Argentina. TaylorMade-adidas Golf, while only a minor component in overall sales with revenues of € 2 million in the first nine months of 2005 (2004: € 2 million), continued to grow strongly increasing by 40% both on a currency-neutral basis as well as in euro terms.

Sales Grow Strongly in All Product Categories

In the first nine months of 2005, currency-neutral footwear sales increased 10%, driven by solid growth rates in nearly all adidas Sport Performance categories as well as double-digit increases in the Sport Heritage division and at adidas Golf. Currency-neutral apparel sales grew 12% in the first nine months of 2005. Double-digit increases in the Sport Performance categories running, basketball, tennis and training, in the Sport Heritage division as well as at adidas Golf were the drivers of this positive development which clearly reflects the ongoing success of our "Apparel Breakthrough" initiative. Currency-neutral hardware sales increased 7% in the first nine months of 2005 fueled by growth in the metalwoods, irons and golf ball categories at TaylorMade-adidas Golf. Currency effects negatively impacted footwear, apparel and hardware sales in euro terms. In euro terms, footwear sales grew 9% to € 2.361 billion in 2005 from € 2.160 billion in 2004. Apparel sales grew 11% to € 2.115 billion in euros in the first nine months of 2005 from € 1.903 billion in 2004, and hardware sales in euro terms increased 6% to € 639 million in 2005 from € 601 million in 2004.

Group Gross Margin Up 0.4 Percentage Points

The Group's gross margin grew 0.4 percentage points to 48.5% of sales in the first nine months of 2005 (2004: 48.1%). This represents the highest first nine months gross margin in the history of our Group and mainly reflects increased adidas own-retail activities as well as our improving product mix. Hedging activities that enabled us to capitalize on favorable currency movements also contributed to the margin improvement. As a result of strong sales growth and the gross margin increase, gross profit rose 11% in the first nine months of 2005 to reach € 2.481 billion versus € 2.244 billion in 2004.

Royalty and Commission Income Grows 9% Currency-Neutral

Royalty and commission income, which according to the revised International Financial Reporting Standard IAS 1 is now included in the operating profit, increased 9% on a currency-neutral basis. This increase was driven by both an increased number of units sold and higher average royalty rates. In euro terms, royalty and commission income grew 8% to € 34 million in 2005 from € 32 million in 2004.

Operating Expenses Decrease as a Percentage of Sales

Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), increased by 9% to € 1.843 billion in the first nine months of 2005 from € 1.685 billion in 2004. As a percentage of sales, this equates to 36.0%, which is 0.1 percentage points lower than the 2004 level of 36.1%. This decrease mainly reflects lower marketing expenditures as a result of a shift of product launches to the fourth quarter of 2005, when new products related to the FIFA World Cup 2006™ will be brought to market.

Own Retail and adidas Asia Increases Drive Employee Growth

At September 30, 2005, the Group's continuing operations employed 15,361 people. This represents an increase of 11% versus the previous year's level of 13,886 and an 8% increase since the end of 2004 when the Group employed 14,217 people. New employees were primarily added in own retail as well as at adidas in Asia.

Scheduled Goodwill Amortization Discontinued

According to new and revised International Financial Reporting Standards, scheduled goodwill amortization is no longer allowed. From 2005 onwards, goodwill is tested annually and additionally when there are indications of potential impairment. The 2004 results are not allowed to be restated. Accordingly, past years' scheduled goodwill amortization as well as any future goodwill impairment is included in the operating profit. During the first nine months of 2005 no goodwill impairment was incurred. This compares to scheduled goodwill amortization from continuing operations of € 26 million during the first nine months of 2004.

Operating Profit Grows 19%

Operating profit increased 19% to € 672 million in 2005 from € 564 million in the first nine months of 2004. This improvement was driven by higher sales and gross margin as well as operating expense leverage. Similarly, the operating margin grew 1.1 percentage points to 13.1% in the first nine months of 2005 versus 12.1% in the same period of 2004. The adoption of new and revised International Financial Reporting Standards concerning the inclusion of the operating items royalty and commission income and goodwill amortization into the operating profit as well as the discontinuation of scheduled goodwill amortization had a positive impact on the Group's reported operational performance in the first nine months of 2005. On a comparable basis, excluding the effect of the IFRS changes, operating profit and margin would have increased 14% or 0.5 percentage points respectively during the first nine months of 2005.

Nine Months Gross Margin[1] in %

2004	48.1
2005	48.5

[1] Pro-forma figures reflect continuing operations as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.

Nine Months Operating Profit[2] € in millions

2004[3]	564
2005	672

[2] Pro-forma figures reflect continuing operations as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.
[3] The 2004 figure has been adjusted to reflect the changes in IFRS.

Financial Expenses Decrease 46%

Financial expenses decreased 46% to € 24 million during the first nine months of 2005 (2004: € 45 million) as a result of positive currency effects and lower interest expenses due to the lower average debt level which more than offset an increase of the weighted average interest rate. The latter was partly a result of the fact that the Group's convertible bond, which in accordance with IFRS requirements carries a higher interest rate in the P&L than actually paid, now comprises a significantly higher portion of the Group's borrowings than it did in the prior year. In addition, the higher interest rates in the USA as well as the fact that the continuing decline of the Group's net borrowings results in a growing share of longer-term financing, generally carrying higher interest rates, contributed to this development.

Income Before Taxes Up 25%

As a result of the operating improvements and lower financial expenses, the Group's income before taxes increased 25% to € 648 million in the first nine months of 2005 from € 519 million in 2004. As a percentage of sales, IBT improved 1.5 percentage points to 12.7% in 2005 from 11.1% in 2004. The discontinuation of scheduled goodwill amortization had a strong positive impact on this development in the first nine months of 2005. On a comparable basis excluding the effects from IFRS changes, IBT and IBT as a percentage of sales would have increased 19% and 1.0 percentage points respectively.

Nine Months Income Before Taxes[1] € in millions

2004	519
2005	648

[1] Pro-forma figures reflect continuing operations as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.

Nine Months Net Income From Continuing Operations[2] € in millions

2004	326
2005	434

[2] Pro-forma figures reflect continuing operations as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.

Net Income From Continuing Operations Increases 33%

The Group's net income from continuing operations increased 33% to € 434 million in the first nine months of 2005 from € 326 million in 2004. Strong sales increases, coupled with improving gross and operating margins, were the main drivers of this improvement. The discontinuation of scheduled goodwill amortization also had a strong positive impact on this development in the first nine months of 2005. The Group's minority interests declined 12% to € 11 million in 2005 from € 12 million in the prior year. This decline reflects the first-time exclusion of adidas Turkey, Salomon & Taylor Made Japan and adidas Malaysia whose remaining shares were acquired in 2004 and which are now fully included in adidas results. The divestiture of the remaining shares of erima also negatively impacted this result. The tax rate declined 4.3 percentage points to 33.0% in the first nine months of 2005 from 37.3% in 2004 mainly due to the discontinuation of goodwill amortization, which was not tax deductible. *On a comparable basis excluding the effect from IFRS changes*, net income from the Group's continuing operations would have increased 23% during the first nine months of 2005. We believe this figure best represents the true performance of our continuing operations during the period.

Net Income Attributable to Shareholders Up 31%

The Group's net income attributable to shareholders, which in addition to net income from continuing operations includes net income from discontinued operations, increased 31% to € 386 million in the first nine months of 2005 from € 295 million in 2004, despite an increase in the loss from discontinued operations. This improvement reflects the strong performance of the Group's continuing operations. In the first nine months of 2005, income from discontinued operations decreased by 97% to negative € 37 million from negative € 19 million in the prior year, reflecting a decline in Salomon's operating activities as well as negative effects related to the divestiture of this business segment. The discontinuation of scheduled goodwill amortization also had a strong positive impact on the Group's net income attributable to shareholders from continuing and discontinued operations in the first nine months of 2005. On a comparable basis excluding effects from IFRS changes, net income attributable to shareholders from continuing and discontinued operations would have increased 18% during the first nine months of 2005.

Nine Months Net Income Attributable to Shareholders[1] € in millions

2001	184
2002	199
2003	234
2004	295
2005	386

[1] Includes continuing and discontinued operations

Basic Earnings Per Share From Continuing and Discontinued Operations at € 8.40

The Group's basic earnings per share from continuing and discontinued operations increased 30% to € 8.40 for the first nine months of 2005 versus € 6.46 in 2004. The Group's total number of shares outstanding increased by 164,655 shares in the first nine months of 2005 to 46,023,655 as a result of the Management Share Option Plan (MSOP) of adidas-Salomon AG. Consequently, the average number of shares used in the calculation of basic earnings per share from continuing and discontinued operations was 45,966,727 (first nine months 2004 average: 45,580,378). Diluted earnings per share from continuing and discontinued operations in the first nine months of 2005 increased 22% to € 7.89 in 2005 from € 6.46 in 2004. While the prior year's dilutive effect was only very small and solely related to the MSOP, dilution in 2005 mainly results from approximately four million additional potential shares that could be created in relation to our outstanding convertible bond, for which conversion criteria were met for the first time at the end of the fourth quarter of 2004. Both basic and diluted earnings per share were positively impacted by the discontinuation of scheduled goodwill amortization. On a comparable basis, basic and diluted earnings per share from continuing and discontinued operations would have increased by 17% and 9% respectively during the first nine months of 2005.

Subsequent Events and Developments

Between the end of the first nine months of 2005 and the publication of this report on November 3, there were no major macroeconomic or sociopolitical changes which we expect to influence our business materially going forward. With regard to Group-specific matters, the planned divestiture of the Salomon business segment to Amer Sports Corporation was completed on October 19, 2005. As a result, the Salomon business segment will be deconsolidated at the beginning of the fourth quarter. Furthermore, with respect to the proposed acquisition of Reebok International Ltd., announced on August 3, 2005, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on October 4, 2005. As a result, no further antitrust regulatory review will be necessary in the United States. Closing of this transaction is expected during the first half of 2006.

FINANCE AND INVESTMENT

Salomon Divestiture Impacts Balance Sheet Items

2005 balance sheet items with the exception of net borrowings and equity only reflect the Group's continuing operations. However, a restatement of the 2004 balance sheet items is not possible under IFRS. In the 2005 balance sheet, the assets and liabilities for the Salomon business segment, which will be deconsolidated at the beginning of the fourth quarter, are included in the Group's total assets in separate positions as "Assets classified as held for sale" and "Liabilities classified as held for sale".

Total Assets Increase 10%

At the end of the third quarter of 2005, total assets increased 10% to € 5.181 billion versus € 4.726 billion in the prior year, mainly as a result of investments in other current assets and an increase in cash. Compared to the 2004 year-end level, total assets increased 17%.

Receivables Reduced 13%

Group receivables were reduced by 13% to € 1.220 billion at the end of the third quarter of 2005 versus € 1.398 billion in the prior year mainly because € 203 million were transferred to "Assets classified as held for sale". Receivables from continuing operations increased 2% (-1% on a currency-neutral basis), which is significantly lower than sales growth during the period.

Inventories Decrease 7%

Group inventories were reduced by 7% to € 1.053 billion at the end of the third quarter of 2005 versus € 1.134 billion in 2004, mainly as a result of the reclassification of € 222 million inventories related to the Salomon business into "Assets classified as held for sale". Inventories from continuing operations increased 13%, or 10% on a currency-neutral basis, in preparation for the first deliveries of World Cup product in the first quarter.

Other Current Assets Up 33%

Other current assets increased 33% to € 442 million at the end of the third quarter of 2005 from € 333 million in 2004, mainly due to increased prepayments for promotion and other contracts as well as a higher value of derivative financial instruments which more than compensated the effect of reclassification of other current assets in an amount of € 18 million into "Assets classified as held for sale". As a result, other current assets from continuing operations increased by 46%.

Balance Sheet Structure[1] in % of total assets

	2005[2]	2004[2]
Assets		
Cash and cash equivalents	4.9	4.7
Short-term financial assets	4.7	4.3
Accounts receivable	23.5	29.6
Inventories	20.3	24.0
Other current assets	8.5	7.1
Assets classified as held for sale	12.8	–
Total current assets	**74.8**	**69.6**
Property, plant and equipment, net	7.1	7.5
Goodwill, net	8.5	12.4
Other intangible assets, net	1.7	2.1
Long-term financial assets	2.5	1.9
Deferred tax assets	3.1	4.1
Other non-current assets	2.4	2.4
Total non-current assets	**25.2**	**30.4**
Total assets	**100.0**	**100.0**
Liabilities and equity		
Short-term borrowings	-	9.8
Accounts payable	10.2	10.5
Income taxes	4.6	4.0
Accrued liabilities and provisions	12.2	12.5
Other current liabilities	3.2	4.3
Liabilities classified as held for sale	3.1	–
Total current liabilities	**33.3**	**41.1**
Long-term borrowings	20.9	18.5
Pensions and similar obligations	2.7	2.7
Deferred tax liabilities	1.6	1.5
Other non-current liabilities	0.5	0.7
Total non-current liabilities	**25.8**	**23.3**
Shareholders' equity	40.3	34.8
Minority interests	0.7	0.8
Total equity	**41.0**	**35.6**
Liabilities and equity	**100.0**	**100.0**

[1] For absolute figures see Consolidated Balance Sheet.
[2] At September 30; 2004 figures restated due to application of amendment to IAS 19

Fixed Assets Down 9%

Fixed assets decreased 9% to € 1.023 billion at the end of September 2005 versus € 1.130 billion at the end of 2004, mainly as a result of € 189 million related to the Salomon business which were transferred to "Assets classified as held for sale". Additions of € 164 million in the first nine months of 2005 were partly counterbalanced by depreciation and amortization of € 89 million and disposals in an amount of € 20 million. Currency effects increased fixed assets by € 28 million.

Other Non-Current Assets Increase 6%

Other non-current assets increased by 6% to € 123 million at the end of the first nine months of 2005 from € 116 million in 2004, mainly due to a higher non-current portion of security deposits related to adidas own-retail activities. The effect of reclassification of other non-current assets in an amount of € 2 million into "Assets classified as held for sale" was not material. As a result, other non-current assets from continuing operations increased 7%.

Other Non-Current Liabilities Decrease 23%

Other non-current liabilities decreased 23% to € 26 million at the end of September 2005 from € 33 million in 2004, primarily due to the reclassification of € 3 million of other non-current liabilities related to the Salomon business into "Liabilities classified as held for sale" as well as reduced obligations under finance lease contracts and a decrease in the fair value of financial instruments used for hedging activities within the Group. As a result, other non-current liabilities from continuing operations were reduced by 10%.

Total Assets[1] € in millions	
2004[2]	4,726
2005	5,181

[1] At September 30
[2] Restated due to application of amendment to IAS 19

Equity Ratio[3] in %	
2004[4]	34.8
2005	40.3

[3] At September 30
[4] Restated due to application of amendment to IAS 19

Net Borrowings[5] € in millions	
2004	913
2005	586

[5] At September 30

Equity Base Further Strengthened

The Group's equity base was further strengthened in the first nine months of 2005. Shareholders' equity rose 27% to € 2.086 billion at the end of September 2005 versus € 1.647 billion in 2004. The majority of the net income was retained within the Group and used to strengthen the equity base. Compared to the 2004 year-end level of € 1.618 billion, shareholders' equity increased 29%.

Strong Cash Flow Development

In the first nine months of 2005, the Group generated € 191 million of cash inflow through operating activities. Cash outflow for investing activities was € 122 million and related to spending for property, plant and equipment primarily for adidas own-retail activities, as well as for investments and other long-term assets.

Net Borrowings Reduced by € 326 Million

Net borrowings at September 30, 2005 were € 586 million, down 36% or € 326 million versus € 913 million in the prior year. Strong bottom-line profitability was the driver of this reduction. As a consequence, the Group's financial leverage improved 27 percentage points to 28% in 2005 versus 55% in 2004. Versus the 2004 year-end level of € 594 million, the Group's net debt was reduced by 1% reflecting the seasonality of the business.

adidas In the first nine months of 2005, currency-neutral sales in the adidas segment increased 10% with double-digit revenue growth coming from all regions except Europe, where sales remained stable. In euro terms, sales grew 9% to € 4.545 billion in 2005 from € 4.155 billion in 2004. Gross margin as a percentage of sales increased by 1.3 percentage points to 45.8% in the first nine months of 2005 (2004: 44.5%), mainly driven by increased own-retail activities as well as product mix improvements. In addition, positive currency effects also contributed to the increase. As a result, operating profit grew 22% to € 674 million in the first nine months of 2005 versus € 554 million in the prior year. The adoption of new and revised International Financial Reporting Standards concerning the inclusion of the operating items royalty and commission income and goodwill amortization into operating profit as well as the discontinuation of scheduled goodwill amortization had an impact on the reported operational performance in the first nine months of 2005. On a comparable basis excluding goodwill amortization incurred in 2004 and including royalty and commission income for both years, adidas operating profit increased 19%.

Currency-Neutral Sales Up 10% in the First Nine Months

In the first nine months of 2005, sales for the adidas segment improved 10% on a currency-neutral basis with double-digit growth rates in all regions except Europe, where sales were stable. In euro terms, sales grew 9% to € 4.545 billion in 2005 from € 4.155 billion in 2004. Revenues from adidas own-retail activities improved 37% on a currency-neutral basis, which represents an increase of 36% in euro terms to € 545 million in the first nine months of 2005 from € 402 million in 2004. This growth was driven both by comparable sales growth and new store openings.

Strong Growth in Virtually All Sport Performance Categories

Sales in the Sport Performance division increased 4% on a currency-neutral basis during the first nine months of 2005 supported by growth in virtually all product categories. Increases in running, training and tennis were the main drivers of this improvement and reflect the broad strength of adidas' product offering. These increases were only partly offset by a decline in the football category, resulting from a tough comparison with the prior year due to additional sales related to the UEFA EURO 2004™ European Football Championships. In euro terms, Sport Performance sales improved 4% during the first nine months of 2005 to € 3.522 billion from € 3.398 billion in the prior year.

Sport Heritage Footwear and Apparel Grow Vigorously

Currency-neutral sales in the Sport Heritage division grew vigorously during the first nine months of 2005, up 42% compared to the prior year. This increase was driven by strong double-digit growth rates in both footwear and apparel across all regions. In euro terms, Sport Heritage sales improved 41% to € 1.013 *billion in 2005 from € 719 million in 2004.*

Sport Style Sales At € 17 Million

Sales in the Sport Style division declined 4% in the first nine months of 2005 both on a currency-neutral basis and in euro terms to € 17 million in 2005 (2004: € 17 million). This development mainly reflects the difficult fashion retail environment in *Europe in the first half of 2005.*

adidas at a Glance € in millions

	Nine Months 2005	Nine Months 2004	Change
Net sales	**4,545**	4,155	9%
Gross margin	**45.8%**	44.5%	1.3pp
Operating profit[1]	**674**	554	22%

[1] The 2004 figure has been adjusted to reflect the changes in IFRS.

Nine Months adidas Net Sales € in millions

2001	**3,831**
2002	**4,050**
2003	**4,017**
2004	**4,155**
2005	**4,545**

adidas Net Sales by Region € in millions

	Nine Months 2005	Nine Months 2004	Change
Europe	**2,438**	2,445	0%
North America	**903**	806	12%
Asia	**959**	722	33%
Latin America	**224**	158	41%

adidas Net Sales by Quarter € in millions


Q1 2005
1,512
Q1 2004
1,378
Q2 2005
1,304
Q2 2004
1,207
Q3 2005
1,729
Q3 2004
1,570
Q4 2005
Q4 2004
1,020

adidas Operating Profit by Quarter[1] € in millions


Q1 2005
258
Q1 2004
192
Q2 2005
92
Q2 2004
93
Q3 2005
324
Q3 2004
269
Q4 2005
Q4 2004
10

[1] 2004 quarterly figures have been adjusted to reflect the changes in IFRS.

Gross Margin Improves Significantly

The adidas gross margin increased by 1.3 percentage points to 45.8% in the first nine months of 2005 from 44.5% in 2004. This improvement was largely driven by increased own-retail activities, our improving product mix and favorable currency movements. As a result of these developments, adidas gross profit grew 13% to € 2.081 billion in the first nine months of 2005 from € 1.849 billion in 2004.

Royalty and Commission Income Grows 5%

According to the revised International Financial Reporting Standard IAS 1, the operating item royalty and commission income is now included in the operating profit. During the first nine months of 2005, royalty and commission income at brand adidas grew by 5% to € 44 million from € 41 million in 2004. This increase was driven by both an increased number of units and higher average royalty rates.

Operating Expenses Unchanged as a Percentage of Sales

adidas operating expenses grew 10% to € 1.451 billion in the first nine months of 2005 from € 1.324 billion in 2004. Operating expenses as a percentage of sales were stable at 31.9% during the first nine months of 2005 (2004: 31.9%). Higher operating overhead costs as a percentage of sales due to increased own-retail activities were offset by lower marketing expenditures as a result of the 2005 product launch schedule which is weighted to the fourth quarter of 2005, when new products related to the FIFA World Cup 2006™ will be brought to market.

Scheduled Goodwill Amortization Discontinued

According to new and revised International Financial Reporting Standards scheduled goodwill amortization is no longer allowed. From 2005 onwards, goodwill is tested annually and additionally when there are indications of potential impairment. The 2004 results are not allowed to be restated. Accordingly, past years' scheduled goodwill amortization as well as any future goodwill amortization arising from impairment is included in the operating profit. During the first nine months of 2005 no goodwill impairment was incurred at brand adidas. This compares to scheduled goodwill amortization of € 10 million during the prior year.

Operating Profit and Margin Increase Considerably

During the first nine months of 2005, adidas operating profit grew by 22% to € 674 million versus € 554 million during the same period in the prior year. The operating margin for the adidas segment increased by 1.5 percentage points to 14.8% during the first nine months of 2005 (2004: 13.3%). On a comparable basis excluding goodwill amortization incurred in 2004 and including royalty and commission income for both years, operating profit and margin for brand adidas would have increased by 19% or 1.2 percentage points respectively during the first nine months of 2005. This improvement was a result of strong sales and gross margin increases combined with stable operating expenses as a percentage of sales.

TaylorMade-adidas Golf

Sales for TaylorMade-adidas Golf in the first nine months of 2005 grew 12% *on a currency-neutral basis driven by strong in*creases in all major product categories except putters. In euro terms, this represents an improvement of 11% to € 528 million in 2005 from € 477 million in 2004. TaylorMade-adidas Golf gross margin declined 1.9 percentage points to 45.7% in 2005 from 47.6% in 2004 due to lower margins in the golf ball and metalwoods categories. Driven by strong top-line growth combined with significant operating expense leverage, operating profit improved 17% to € 39 million in 2005 from € 33 million in 2004. The adoption of new and revised International Financial Reporting Standards concerning the inclusion of the operating items royalty and commission income and goodwill amortization into operating profit as well as the discontinuation of scheduled goodwill amortization had a negligible impact on the reported operational performance in the first nine months. On a comparable basis excluding goodwill amortization incurred in 2004 and including royalty and commission income for both years, the operating profit at TaylorMade-adidas Golf also increased 17%.

Currency-Neutral Sales Up 12%

Currency-neutral sales at TaylorMade-adidas Golf increased 12% during the first nine months of 2005. This positive performance was driven by strong growth in all major categories except putters. In euro terms, revenues grew 11% to € 528 million in 2005 from € 477 million in 2004.

Gross Margin Declines

TaylorMade-adidas Golf gross margin decreased 1.9 percentage points to 45.7% in the first nine months of 2005 from 47.6% in the prior year as a result of higher sourcing costs in the golf ball category as well as increased clearance sales in the metalwoods category. These declines could only be partly offset by improvements in irons. Nevertheless, driven by the strong sales improvement, gross profit increased 6% to € 241 million in the first nine months of 2005 from € 227 million in 2004.

Royalty and Commission Income Decreases

At TaylorMade-adidas Golf, the operating item royalty and commission income, which is now included in the operating profit, declined 32% to negative € 12 million in 2005 (2004: negative € 9 million) as a result of increased sales at adidas Golf. This amount reflects intra-Group royalties for the adidas Golf business.

Operating Expenses as a Percentage of Sales Decline Significantly

Operating expenses at TaylorMade-adidas Golf increased 3% to € 191 million in the first nine months of 2005 from € 185 million in the prior year. As a percentage of sales, operating expenses declined strongly during the first nine months of 2005, down 2.6 percentage points to 36.1% (2004: 38.7%). This primarily reflects lower marketing expenditures as well as decreased operating overhead costs, both as a percentage of sales.

TaylorMade-adidas Golf at a Glance € in millions

	Nine Months 2005	Nine Months 2004	Change
Net sales	**528**	477	11%
Gross margin	**45.7%**	47.6%	(1.9pp)
Operating profit[1]	**39**	33	17%

[1] The 2004 figure has been adjusted to reflect the changes in IFRS.

Nine Months TaylorMade-adidas Golf Net Sales € in millions

2001	438
2002	516
2003	487
2004	477
2005	528

TaylorMade-adidas Golf Net Sales by Region € in millions

	Nine Months 2005	Nine Months 2004	Change
Europe	**77**	71	9%
North America	**300**	246	22%
Asia	**149**	159	(6%)
Latin America	**2**	2	40%

Scheduled Goodwill Amortization Discontinued

At TaylorMade-adidas Golf no goodwill impairment or scheduled goodwill amortization, both of which would now be included in the operating profit, was incurred during the first nine months of 2005 or 2004.

Operating Profit Improves Significantly

Operating profit for TaylorMade-adidas Golf increased 17% during the first nine months of 2005 to € 39 million in 2005 from € 33 million in 2004. The operating margin improved 0.4 percentage points to 7.4% during the first nine months of 2005 from 7.0% in 2004. On a comparable basis excluding goodwill amortization and including royalty and commission income for both years, operating profit and operating margin at TaylorMade-adidas Golf also increased 17% or 0.4 percentage points respectively during the first nine months of 2005. This development was a result of the strong sales growth combined with significantly improved operating expense leverage.

TaylorMade-adidas Golf Net Sales by Quarter € in millions



Q1 2005
149
Q1 2004
116
Q2 2005
202
Q2 2004
185
Q3 2005
177
Q3 2004
176
Q4 2005
Q4 2004
155

TaylorMade-adidas Golf Operating Profit by Quarter[1] € in millions



Q1 2005
(1)
Q1 2004
(16)
Q2 2005
30
Q2 2004
27
Q3 2005
9
Q3 2004
23
Q4 2005
Q4 2004
14

[1] 2004 quarterly figures have been adjusted to reflect the changes in IFRS.

Discontinued Operations

Sales for the discontinued operations of the Salomon business segment during the first nine months of 2005 were down 5% on a *currency-neutral basis, reflecting declines in virtually all major* winter sports categories, inline skates and cycling components. In euro terms, revenues also decreased 5% to € 360 million in 2005 from € 380 million in 2004. Gross margin from Salomon's discontinued operations declined 0.1 percentage points to 38.2% in 2005 (2004: 38.3%), mainly due to lower margins in alpine categories. As a result of these developments, operating profit was down 14% to negative € 20 million in the first nine months of 2005 from negative € 18 million in 2004. The adoption of new and revised *International Financial Reporting* Standards concerning the inclusion of the operating items royalty and commission income and goodwill amortization into operating profit as well as the discontinuation of scheduled goodwill amortization had a strong positive impact on the reported operational performance in the first nine months. On a comparable basis excluding goodwill amortization incurred in 2004 and including royalty and commission income for both years, operating profit from Salomon's discontinued operations would have declined by 102%.

Currency-Neutral Sales Decline 5% in the First Nine Months

Currency-neutral sales of Salomon's discontinued operations declined 5% *in the first nine months of 2005. This decline was* driven by decreases in virtually all major winter sports categories, inline skates and cycling components. In euro terms, sales of discontinued operations also declined 5% to € 360 million in 2005 from € 380 million in 2004.

Gross Margin Declines

The gross margin of Salomon's discontinued operations declined 0.1 percentage points to 38.2% in the first nine months of 2005 from 38.3% during the same period of 2004. This development was mainly a result of lower margins in alpine categories due to higher production costs for winter sports products, which were only partly offset by higher footwear and apparel margins. As a result of these developments, gross profit from discontinued operations decreased 6% to € 137 million in the first nine months of 2005 from € 146 million in 2004.

Royalty and Commission Income Increases

The operating item royalty and commission income from Salomon's discontinued operations, which is now included in the operating profit, increased 82% to € 1 million in 2005 (2004: € 0 million).

Operating Expenses as a Percentage of Sales Increase Significantly

Operating expenses at Salomon's discontinued operations increased 2% to € 159 million during the first nine months of 2005 from € 156 million in 2004. As a percentage of sales, operating expenses increased 3.0 percentage points to 44.1% during the first nine months of 2005 from 41.1% in 2004. This increase mainly reflects increased marketing expenditures as well as higher operating overhead costs, both as a percentage of sales.

Discontinued Operations (Salomon) at a Glance[1] € in millions

	Nine Months 2005	Nine Months 2004	Change
Net sales	**360**	380	(5%)
Gross margin	**38.2%**	38.3%	(0.1pp)
Operating profit[2]	**(20)**	(18)	(14%)

[1] Pro-forma figures reflect discontinued operations as a result of the divestiture of the Salomon business *segment in accordance* with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.

[2] *The 2004 figure has been adjusted to reflect the changes in IFRS.*

Nine Months Discontinued Operations (Salomon) Net Sales[3]
€ in millions


2004
380
2005
360

[3] *Pro-forma figures reflect* discontinued operations as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at *transaction closing.*

Scheduled Goodwill Amortization Discontinued

During the first nine months of 2005 no goodwill impairment was incurred from Salomon's discontinued operations. This compares to scheduled goodwill amortization of € 8 million during the same period in 2004.

Operating Profit Declines 14%

During the first nine months of 2005, operating profit from Salomon's discontinued operations declined 14% to negative € 20 million versus negative € 18 million in 2004. The decline in the first nine months of 2005 was a result of unfavorable results in all operating items. Consequently, the operating margin of Salomon's discontinued operations decreased by 0.9 percentage points to negative 5.7% in 2005 from negative 4.7% in 2004. On a comparable basis excluding goodwill amortization incurred in 2004 and including royalty and commission income for both years, operating profit and margin from Salomon's discontinued operations would have declined 102% or 3.0 percentage points during the first nine months of 2005.

Loss From Discontinued Operations Increases

In the first nine months of 2005, the income from discontinued operations, net of tax, *decreased by 97% to negative € 37 million* from negative € 19 million in the prior year, reflecting the decline in Salomon's operating activities. In addition, the fixed asset fair value revaluation and other costs related to the divestiture of the Salomon business segment had a negative impact on this development.

Discontinued Operations (Salomon) Net Sales by Quarter[1] € in millions



Q1 2005
105
Q1 2004
118
Q2 2005
70
Q2 2004
68
Q3 2005
187
Q3 2004
195
Q4 2005
Q4 2004
241

[1] Pro-forma figures reflect discontinued operations as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.

Discontinued Operations (Salomon) Operating Profit by Quarter[2]
€ in millions



Q1 2005
(25)
Q1 2004[3]
(19)
Q2 2005
(28)
Q2 2004[3]
(31)
Q3 2005
33
Q3 2004[3]
32
Q4 2005
Q4 2004[3]
12

[2] Pro-forma figures reflect discontinued operations as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.
[3] 2004 quarterly figures have been adjusted to reflect the changes in IFRS.

Outlook

Since the worldwide economic situation is largely unchanged compared to the first half year, projected growth of the global economy for 2005 does not vary significantly from our initial expectations. As a result of the Group's strong first nine months performance and business expectations for the remainder of 2005, we are increasing our sales and earnings guidance for the year. We now expect to deliver high-single-digit currency-neutral growth, with double-digit revenue increases in Asia, Latin America and now also North America as well as *mid-single-digit sales growth in Europe*. Group gross margin is expected to be around 48% and the operating margin is projected to improve versus last year's level to around 11%. As a result of our strong operational performance in the first nine months of 2005, we now expect our net income attributable to shareholders from continuing and discontinued operations to grow by at least 20% compared to the reported 2004 level of € 314 million. This also includes the positive impacts related to IFRS changes as well as the loss from *discontinued operations related to the divestiture of the* Salomon business segment.

Risk Identification and Analysis

The international sporting goods industry is highly competitive and success depends on the correct assessment of future trends and challenges. Our Management continuously gathers and analyzes business intelligence, including a qualitative assessment of the future business environment, in order to best identify strategies to avoid or lower risk. With respect to the current business outlook, no immediate risks have been identified which could jeopardize the Group's ongoing business health and viability.

Global Economy Increasingly Marked by Regional Differences

The expansion of the global economy is forecasted to remain broadly on track, although some downside risks exist mainly due to *high oil prices and increasing account imbalances*. The European gross domestic product is projected to only grow by around 1.3% in 2005. However, compared to the first nine months of the year, economic growth is forecasted to accelerate slightly in the last three months as exports are likely to grow due to the robust economy in the rest of the world and the weaker euro, which is forecasted to lose some ground against the dollar in line with the widening interest gap to the USA. However, domestic demand remains *fragile as high energy prices weaken private consumption*. The growth of the US economy is expected to slightly decelerate in the last three months of the year. For the full year, growth is expected to slightly exceed 3%. Private demand is intact, but low savings ratios, high levels of debt among private households and an overheated real estate market render it susceptible to macroeconomic turbulences, for example in the form of quickly rising interest rates. In Asia, economic prospects *remain strong. GDP growth is forecasted to reach 6% this year* with the region's emerging markets growing even more strongly. The Japanese economy is expected to deliver GDP growth of almost 2%. Rising labor incomes, falling consumer prices and low unemployment are likely to sustain private consumption in coming months. The business sector is expected to benefit from recent efforts to clear bad debts leading to increased investment and higher incomes. Growth in China is forecasted to reach 9% with accelerating *private consumption offsetting slower invest*ment and export growth. In Latin America, growth is expected to continue throughout the remainder of the year to reach 4% for the year. However, the medium-term outlook is mixed in view of potentially harmful effects of slowdowns in the global economy and persisting political instability in the region.

Sporting Goods Industry Difficult in Europe

In Europe, the sporting goods *market will remain difficult* throughout the rest of 2005 as the landscape becomes more and more competitive amongst retailers, particularly in the UK. Consumer preferences are expected to tilt more towards performance than sports lifestyle products. In addition to increased demand in running, the World Cup is creating strong interest in football products. In North America, the sporting goods market is expected to remain promotional, however with reasonable *inventory levels. In Asia*, positive retail sentiment in most major markets is expected to continue in the fourth quarter. The Japanese market sees a positive development in lifestyle apparel and improving footwear sales. China continues to enjoy robust growth while other developed nations will remain relatively flat. In Latin America, the sporting goods industry is expected to continue its expansion, but some uncertainty has arisen due to recent import restrictions on footwear in Argentina and Brazil. The impact of these *restrictions could* be significant and will be dependent on whether the industry is able to compensate these restrictions through local production.

Development of adidas Currency-Neutral Order Backlogs[1] in %


20
10
0
-10
-20
Q3 2003
Q3 2005
Total
Footwear
Apparel

[1]At end of quarter, change year-over-year

adidas Order Backlogs by Product Category and Region[2] changes in %

	Europe	North America	Asia	Total
Footwear	11	17	10	**12**
Apparel	7	19	26	**14**
Total	**9**	**18**	**22**	**14**

[2]At September 30, 2005, change year-over-year

adidas Order Backlogs by Product Category and Region, Currency-Neutral[3] changes in %

	Europe	North America	Asia	Total
Footwear	10	13	7	**10**
Apparel	6	15	22	**12**
Total	**8**	**14**	**18**	**12**

[3]At September 30, 2005, change year-over-year

High-Single-Digit Currency-Neutral Sales Growth Expected in 2005

As a result of the anticipated positive macroeconomic and sector environment, and in view of strong adidas backlog development, expectations for adidas own-retail activities as well as positive retailer feedback for adidas and TaylorMade-adidas Golf, we have increased our full year sales growth expectations for the Group. We now expect high-single-digit currency-neutral sales growth. This increased projection is based on expectations of double-digit revenue growth in North America due to strong year-to-date sales performance and across-the-board backlog increases. Double-digit sales momentum is expected to continue in Asia and Latin America. Europe is forecasted to grow at mid-single-digit rates, characterized by a particularly strong fourth quarter. The divestiture of the Salomon business segment to Amer Sports Corporation, which was completed on October 19, 2005, does not affect our sales expectations for our continuing operations.

Strong Backlogs Increase Supports Sales Growth Expectations for Brand adidas

adidas backlogs at the end of the third quarter of 2005 increased 12% versus the prior year on a currency-neutral basis. In euro terms, this represents an increase of 14%, one of the highest quarterly backlog growth rates in euro terms in the Group's history. Footwear backlogs grew 10% in currency-neutral terms (+12% in euros), reflecting improvements in particular in football as a result of strong FIFA World Cup 2006™ product ordering in advance of the product launches in the fourth quarter as well as in the Sport Heritage division. Apparel backlogs grew 12% on a currency-neutral basis (+14% in euros), highlighting also the strong FIFA World Cup 2006™ product ordering as well as the continuing strength of our "Apparel Breakthrough" initiative. As a result of the positive sales development during the first nine months of 2005 and our strong order book, we now expect to deliver high-single-digit currency-neutral sales growth at brand adidas in 2005.

High-Single-Digit Sales Growth Expected at TaylorMade-adidas Golf

Because of the differently measured backlogs in the golf segment, we do not provide backlog information for TaylorMade-adidas Golf. As a result of the positive first nine months, however, currency-neutral sales at TaylorMade-adidas Golf are now expected to increase at high-single-digit rates in 2005.

Group Gross Margin to Be Around 48%

We are committed to being among the industry leaders in all measures of profitability. Our improving product mix and the increased proportion of own-retail activities will continue to support our high gross margin. We anticipate that favorable hedging rates which we have secured over the last 12 months will continue to positively impact sourcing costs and therefore further support gross margin strength, albeit at a significantly lower level than in 2004 or the first nine months of 2005. These developments, coupled with our strong first nine months performance, give us confidence that we will achieve a gross margin level of around 48%.

Operating Margin Target Around 11% in 2005

Our commitment to significantly increase the Group's profitability is paying off, leading to a higher than originally expected operating margin increase in 2005, which reflects the Group's operational improvements. A strong gross margin will be the driver of this development, while operating expenses as a percentage of sales are expected to increase modestly due to higher marketing expenditures in the fourth quarter of 2005 related to the first FIFA World Cup 2006™ advertising expenses. In addition to the operating improvements, IFRS changes as well as the divestiture of the Salomon business segment will influence the operating margin. As a result, we expect to surpass the Group's highest operating margin on record and achieve an operating margin of around 11%.

Profitability to Improve at adidas

In 2005, we expect profitability to increase at adidas as a result of gross margin improvement. This will more than compensate increased operating expenses as a percentage of net sales. At TaylorMade-adidas Golf, profitability is expected to improve slightly due to operating expense leverage.

Loss From Discontinued Operations

The Salomon business segment, which will be deconsolidated at the beginning of the fourth quarter, is expected to generate a loss of between € 35 million and € 45 million in total for 2005. This includes the loss from Salomon's operating activities for the first nine months of 2005 as well as negative tax effects, fixed asset fair value revaluations and other costs related to the divestiture of this business segment.

Net Income Growth Target Raised to At Least 20%

We expect net income to grow at double-digit rates for the fifth consecutive year. Significant top-line growth as well as a strong gross and operating margin now give us confidence that our net income attributable to shareholders from continuing and discontinued operations will grow by at least 20% compared to the reported 2004 level of € 314 million. This raised forecast is based on the Group's strong operational performance in the first nine months of 2005. It also includes the positive impacts related to the IFRS changes as well as the loss from discontinued operations related to the divestiture of the Salomon business segment.

Consolidated Balance Sheet (IFRS) € in millions

	Sept. 30 2005	Sept. 30 2004[1]	Change in %	Dec. 31 2004[1]
Cash and cash equivalents	**252**	222	13.6	196
Short-term financial assets	**245**	203	20.8	259
Accounts receivable	**1,220**	1,398	(12.8)	1,046
Inventories	**1,053**	1,134	(7.2)	1,155
Other current assets	**442**	333	32.6	378
	3,211	3,290	(2.4)	3,035
Assets classified as held for sale	**663**	-	-	-
Total current assets	**3,874**	3,290	17.8	3,035
Property, plant and equipment, net	**367**	354	3.6	368
Goodwill, net	**438**	584	(25.0)	572
Other intangible assets, net	**90**	100	(9.8)	96
Long-term financial assets	**128**	89	44.3	93
Deferred tax assets	**162**	194	(16.8)	167
Other non-current assets	**123**	116	6.2	103
Total non-current assets	**1,307**	1,437	(9.0)	1,399
Total assets	**5,181**	4,726	9.6	4,434
Short-term borrowings	**-**	464	(100.0)	186
Accounts payable	**528**	494	6.8	592
Income taxes	**239**	189	26.5	167
Accrued liabilities and provisions	**634**	592	7.0	558
Other current liabilities	**164**	202	(18.8)	184
	1,565	1,941	(19.4)	1,687
Liabilities classified as held for sale	**159**	-	-	-
Total current liabilities	**1,723**	1,941	(11.2)	1,687
Long-term borrowings	**1,083**	874	24.0	863
Pensions and similar obligations	**142**	126	12.3	129
Deferred tax liabilities	**84**	70	20.7	78
Other non-current liabilities	**26**	33	(22.8)	31
Total non-current liabilities	**1,335**	1,103	21.0	1,100
Share capital	**118**	117	0.7	117
Reserves	**109**	16	603.3	(34)
Amounts directly recognized in equity relating to assets held for sale	**(2)**	-	-	-
Retained earnings	**1,861**	1,514	22.9	1,534
Shareholders' equity	**2,086**	1,647	26.7	1,618
Minority interests	**38**	36	5.0	29
Total equity	**2,124**	1,682	26.2	1,646
Total liabilities and equity	**5,181**	4,726	9.6	4,434

Rounding differences may arise in percentages and totals.

[1] ***Restated due to application of amendment to IAS 19***

Consolidated Income Statement (IFRS)[1] € in millions

	Nine Months 2005	Nine Months 2004	Change	**3rd Quarter 2005**	3rd Quarter 2004	Change
Net sales	**5,115**	4,664	9.7%	**1,924**	1,758	9.4%
Cost of sales	**2,633**	2,420	8.8%	**990**	908	9.0%
Gross profit	**2,481**	2,244	10.6%	**934**	850	9.9%
(% of net sales)	**48.5%**	48.1%	0.4pp	**48.5%**	48.4%	0.2pp
Royalty and commission income	**34**	32	8.2%	**13**	11	13.3%
Selling, general and administrative expenses	**1,770**	1,619	9.3%	**606**	549	10.5%
(% of net sales)	**34.6%**	34.7%	(0.1pp)	**31.5%**	31.2%	0.3pp
Depreciation and amortization (excl. goodwill)	**73**	66	10.8%	**25**	23	9.3%
Goodwill amortization	**-**	26	(100.0%)	**-**	9	(100.0%)
Operating profit	**672**	564	19.2%	**315**	281	12.3%
(% of net sales)	**13.1%**	12.1%	1.1pp	**16.4%**	16.0%	0.4pp
Financial expenses, net	**24**	45	(45.8%)	**4**	15	(73.6%)
Income before taxes	**648**	519	24.8%	**312**	266	17.0%
(% of net sales)	**12.7%**	11.1%	1.5pp	**16.2%**	15.1%	1.0pp
Income taxes	**214**	194	10.5%	**102**	103	(0.5%)
(% of income before taxes)	**33.0%**	37.3%	(4.3pp)	**32.9%**	38.7%	(5.8pp)
Net income from continuing operations	**434**	326	33.3%	**209**	163	28.1%
(% of net sales)	**8.5%**	7.0%	1.5pp	**10.9%**	9.3%	1.6pp
Income from discontinued operations, net of tax	**(37)**	(19)	(96.9%)	**11**	22	(48.4%)
Net income	**397**	307	29.4%	**220**	185	19.1%
(% of net sales)	**7.8%**	6.6%	1.2pp	**11.5%**	10.5%	0.9pp
Net income attributable to shareholders	**386**	295	31.2%	**215**	179	20.3%
(% of net sales)	**7.6%**	6.3%	1.2pp	**11.2%**	10.2%	1.0pp
Net income attributable to minority interests	**11**	12	(12.2%)	**5**	6	(14.5%)
Basic earnings per share from continuing operations (in €)	**9.21**	6.88	34.0%	**4.43**	3.44	28.7%
Diluted earnings per share from continuing operations (in €)	**8.63**	6.87	25.6%	**4.13**	3.45	20.0%
Basic earnings per share from continuing and discontinued operations (in €)	**8.40**	6.46	30.1%	**4.68**	3.92	19.4%
Diluted earnings per share from continuing and discontinued operations (in €)	**7.89**	6.46	22.2%	**4.36**	3.92	11.2%

Rounding differences may arise in percentages and totals.

[1]Pro-forma figures reflect continuing operations as a result of the divestiture of the Salomon business segment in accordance with the Sale & Purchase Agreement (SPA) with Amer Sports Corporation, subject to amendments agreed upon at transaction closing.

Consolidated Statement of Cash Flows (IFRS) € in millions

	Nine Months 2005	Nine Months 2004
Operating activities:		
Income before taxes	**648**	519
Adjustments for:		
Depreciation and amortization (incl. goodwill)	**75**	98
Unrealized foreign exchange (gains)/losses, net	**(16)**	29
Interest income	**(18)**	(10)
Interest expense	**53**	53
Losses/(Gains) on sale of property, plant and equipment, net	**2**	(0)
Operating profit before working capital changes	**745**	690
Increase in receivables and other current assets	**(537)**	(471)
(Increase)/Decrease in inventories	**(71)**	63
Increase in accounts payable and other current liabilities	**267**	127
Cash provided by operations	**404**	408
Interest paid	**(50)**	(51)
Income taxes paid	**(133)**	(176)
Net cash provided by continuing operating activities	**220**	181
Net cash (used in)/provided by discontinued operating activities	**(29)**	24
Net cash provided by total operating activities	**191**	205
Investing activities:		
Purchase of goodwill and other intangible assets	**(10)**	(27)
Purchase of property, plant and equipment	**(113)**	(67)
Proceeds from sale of property, plant and equipment	**19**	1
Acquisition of subsidiaries net of cash acquired	**-**	(10)
Decrease/(Increase) in short-term financial assets	**15**	(113)
Increase in investments and other long-term assets	**(51)**	(42)
Interest received	**18**	10
Net cash used in investing activities	**(122)**	(248)
Financing activities:		
Increase/(Decrease) in long-term borrowings	**215**	(356)
Dividend of adidas-Salomon AG	**(60)**	(45)
Dividends to minority shareholders	**(4)**	(6)
Exercised share options	**9**	18
(Decrease)/Increase in short-term borrowings	**(186)**	464
Net cash (used in)/provided by financing activities	**(26)**	74
Effect of exchange rates on cash	**13**	1
Increase in cash and cash equivalents	**56**	32
Cash and cash equivalents at beginning of year	**196**	190
Cash and cash equivalents at end of period	**252**	222

Rounding differences may arise in percentages and totals.

Consolidated Statement of Changes in Equity (IFRS) € in millions

	Share capital	Capital reserve	Cumulative translation adjustments	Fair values of financial instruments	Other comprehensive income	Retained earnings	**Total shareholders' equity**	Minority interests	**Total equity**
Balance at December 31, 2003	116	128	(114)	(41)	-	1,265	1,356	57	1,412
Effect of change in accounting of actuarial gains/losses, net of tax					(3)		**(3)**		**(3)**
Restated balance at January 1, 2004	116	128	(114)	(41)	(3)	1,265	1,352	57	1,409
Net gain on cash flow hedges, net of tax				30			**30**	0	**30**
Net gain on net investments in foreign subsidiaries, net of tax				0			**0**		**0**
Actuarial losses of defined benefit plans, net of tax					(6)		**(6)**		**(6)**
Currency translation			3				**3**	0	**4**
Net income recognized directly in equity			3	30	(6)		**28**	0	**28**
Net income						295	**295**	12	**307**
Total recognized income and expense for the period			3	30	(6)	295	**322**	13	**335**
Dividend payment						(45)	**(45)**	(6)	**(51)**
Exercised share options	1	17					**18**		**18**
Acquisition of shares from minority shareholders							**0**	(28)	**(28)**
Balance at September 30, 2004	117	145	(110)	(10)	(9)	1,514	1,647	36	1,682
Balance at December 31, 2004	117	156	(133)	(46)	-	1,534	1,628	29	1,657
Effect of change in accounting of actuarial gains/losses, net of tax					(11)		**(11)**		**(11)**
Restated balance at January 1, 2005	117	156	(133)	(46)	(11)	1,534	1,618	29	1,646
Net gain on cash flow hedges, net of tax				106			**106**		**106**
Net loss on net investments in foreign subsidiaries, net of tax				(4)			**(4)**		**(4)**
Actuarial losses of defined benefit plans, net of tax					(9)		**(9)**		**(9)**
Expenses recognized for share option plans					1		**1**		**1**
Currency translation			38				**38**	2	**41**
Net income recognized directly in equity			38	102	(8)		**132**	2	**134**
Net income						386	**386**	11	**397**
Total recognized income and expense for the period			38	102	(8)	386	**518**	13	**532**
Dividend payment						(60)	**(60)**	(4)	**(64)**
Exercised share options	0	9					**10**		**10**
Balance at September 30, 2005	118	165	(95)	57	(19)	1,861	2,086	38	2,124

Rounding differences may arise in percentages and totals.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS) AS AT SEPTEMBER 30, 2005

1 /// Basis of Preparation

The unaudited consolidated interim financial statements of adidas-Salomon AG and its subsidiaries (collectively the "Group") for the first nine months ending September 30, 2005 were prepared in accordance with accounting principles adopted by the International Accounting Standards Board ("International Financial Reporting Standards" – "IFRS"). The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Standing Interpretations Committee effective as at September 30, 2005.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ending December 31, 2004; additionally, the Group applied IAS 34 "Interim Financial Reporting".

As of January 1, 2005 the new and revised standards IFRS 3 (issued 2004) "Business Combinations", IAS 36 (revised 2004) "Impairment of Assets" and IAS 38 (revised 2004) "Intangible Assets" were also adopted for all goodwill arising from acquisitions before March 31, 2004. The adoption of these standards impacted the Group's financial position as goodwill is no longer amortized and instead is tested for impairment annually and additionally when there are indications of potential impairment.

Additionally, the Group adopted the revised IAS standards resulting from the Improvement Project, revised standard IAS 39, new standard IFRS 2 "Share-Based Payment" and the amendment to IAS 19 "Employee Benefits" issued in December 2004. These standards had no material impact on the Group's financial position in the first nine months of 2005.

Due to the divestiture of the Salomon business segment in mid-October 2005, the Group applied the new standard IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations". This standard had no impact on the prior year financial statements other than a change in the presentation of the results and cash flows of discontinued operations.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements. The comments contained therein also apply to the quarterly financial statements and are not repeated unless explicit reference is made to certain changes. The results of operations for the first nine months ending September 30, 2005 are not necessarily indicative of results to be expected for the entire year.

2 /// Changes in Accounting Policies – Pensions

Due to the application of the amendment to IAS 19 "Employee Benefits" issued in December 2004, the Group recognizes actuarial gains or losses of defined benefit plans arising during the financial year immediately outside the profit and loss account in "Other comprehensive income" within the statement of changes in equity as of January 1, 2005. The prior year figures have been restated accordingly, however net income was not changed as it was not necessary to recognize actuarial gains or losses pursuant to the corridor approach of IAS 19 in 2004.

3 /// Seasonality

The sales of the Group in certain product categories are seasonal and therefore revenues and attributable earnings may vary within the fiscal year. As adidas brand sales account for approximately 90% of the Group's net sales from continuing operations, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

4 /// Discontinued Operations

On May 2, 2005, the Group announced the planned divestiture of the Salomon business segment to Amer Sports Corporation. The transaction was formally completed on October 19, 2005, with effect from September 30, 2005.

Analysis of the result of discontinued operations € in millions

	Nine Months 2005	Nine Months 2004
Net sales	**360**	380
Expenses	**381**	400
Income from discontinued operations before taxes	**(21)**	**(20)**
Income taxes	**(2)**	(1)
Income from discontinued operations after taxes	**(19)**	**(19)**
Gain/(loss) recognized on the measurement to fair value less cost to sell	**(10)**	–
Income taxes	**9**	–
Gain/(loss) recognized on the measurement to fair value less cost to sell, net of tax	**(18)**	**–**
Income from discontinued operations, net of tax	**(37)**	**(19)**
Basic earnings per share from discontinued operations (€)	**(0.81)**	(0.41)
Diluted earnings per share from discontinued operations (€)	**(0.74)**	(0.41)

During the first nine months of 2005, discontinued operations used cash in investing activities in an amount of € 9 million (2004: € 19 million) and provided cash by financing activities in an amount of € 1 million (2004: € 1 million).

The related assets and liabilities have been classified as held for sale.

Assets/Liabilities Classified as Held for Sale € in millions

	2005
Accounts receivable and other current assets	222
Inventories	222
Fixed assets	189
Other non-current assets	30
Assets classified as held for sale	**663**
Accounts payable and other current liabilities	74
Accrued liabilities and provisions	70
Pensions and similar obligations	12
Other non-current liabilities	3
Liabilities classified as held for sale	**159**

5 /// Borrowings and Credit Lines

In comparison to the 2004 Annual Report, the Group does not report short-term borrowings at the end of the first nine months of 2005 as all borrowings with short-term maturities are backed by longer-term arrangements due to the signing of a syndicated loan facility in February 2005. The facility was increased by € 1.2 billion in October 2005. The overall facility in the amount of € 2 billion matures in 2010 and carries two one-year extension options.

6 /// Earnings Per Share

Basic earnings per share are calculated by dividing net income by the weighted average number of outstanding shares during the period.

Dilutive potential shares have arisen under the Management Share Option Plan of adidas-Salomon AG (MSOP), which was implemented in 1999, and the convertible bond issued in October 2003 as the required conversion criteria were fulfilled at the end of December 2004.

Earnings Per Share

	Nine Months 2005	Nine Months 2004
Net income attributable to shareholders (€ in millions)	386	295
Weighted average number of shares	45,966,727	45,580,378
Basic earnings per share (€)	**8.40**	**6.46**
Net income attributable to shareholders (€ in millions)	386	295
Interest expense on convertible bond (net of taxes) (€ in millions)	8	–
Net income used to determine diluted earnings per share (€ in millions)	**394**	**295**
Weighted average number of shares	45,966,727	45,580,378
Weighted share options	110,863	42,476
Assumed conversion convertible bond	3,921,569	–
Weighted average number of shares for diluted earnings per share	**49,999,159**	**45,622,854**
Diluted earnings per share (€)	**7.89**	**6.46**

For the calculation of earnings per share from continuing and discontinued operations, the weighted average number of shares as presented above has been used.

7 /// Segmental Reporting

In comparison to the 2004 Annual Report, the Salomon segment is shown in the segmental reporting as discontinued operations.

Financial information in accordance with the management approach is presented on pages 33–34 of this report.

8 /// Shareholders' Equity

In January and June 2005, the nominal capital of adidas-Salomon AG was increased by a further € 421,516.80 as a result of the exercise of 164,655 stock options and the issuance of 164,655 no-par-value bearer shares associated with the eighth and ninth exercise period of Tranche II (2000), with the fifth and sixth exercise period of Tranche III (2001) as well as with the second and third exercise period of Tranche IV (2002) of the Company's share option plan.

On September 30, 2005 the nominal capital of adidas-Salomon AG amounted to € 117,820,556.80 and is divided into 46,023,655 no-par-value bearer shares. Capital reserves thus increased by € 9,307,562.55 in 2005.

As recommended by the Management, a dividend of € 1.30 per share totaling € 59,616,700 was paid for the fiscal year 2004 following the approval of the Annual General Meeting held on May 4, 2005.

9 /// Subsequent Events

Divestiture of the Salomon business segment to Amer Sports Corporation was formally completed on October 19, 2005. The Salomon segment will be deconsolidated at the beginning of the fourth quarter 2005.

Herzogenaurach, November 3, 2005 /// The Executive Board of adidas-Salomon AG

Segmental Information by Brand € in millions

	Nine Months 2005	Nine Months 2004	3rd Quarter 2005	3rd Quarter 2004
adidas				
Net sales	**4,545**	4,155	**1,729**	1,570
Gross profit	**2,081**	1,849	**797**	716
Gross margin	**45.8%**	44.5%	**46.1%**	45.6%
Operating profit[1]	**674**	554	**324**	269
TaylorMade-adidas Golf				
Net sales	**528**	477	**177**	176
Gross profit	**241**	227	**78**	84
Gross margin	**45.7%**	47.6%	**43.9%**	47.9%
Operating profit[1]	**39**	33	**9**	23
HQ/Consolidation				
Net sales	**41**	32	**18**	13
Gross profit	**160**	168	**59**	50
Operating profit[1]	**(40)**	(23)	**(18)**	(11)
Total continuing operations				
Net sales	**5,115**	4,664	**1,924**	1,758
Gross profit	**2,481**	2,244	**934**	850
Gross margin	**48.5%**	48.1%	**48.5%**	48.4%
Operating profit[1]	**672**	564	**315**	281
Discontinued operations				
Net sales	**360**	380	**187**	195
Gross profit	**137**	146	**82**	84
Gross margin	**38.2%**	38.3%	**44.2%**	43.0%
Operating profit[1]	**(20)**	(18)	**33**	32
Total				
Net sales	**5,474**	5,044	**2,111**	1,953
Gross profit	**2,619**	2,390	**1,017**	934
Gross margin	**47.8%**	47.4%	**48.2%**	47.8%
Operating profit[1]	**652**	546	**348**	313

Rounding differences may arise in percentages and totals.

[1]2004 figures have been adjusted to reflect the changes in IFRS.

Segmental Information by Region € in millions

	Nine Months 2005	Nine Months 2004	**3rd Quarter 2005**	3rd Quarter 2004
Europe				
Net sales	**2,537**	2,530	**968**	967
Gross profit	**1,252**	1,196	**474**	457
Gross margin	**49.2%**	46.8%	**48.9%**	47.1%
Operating profit[1]	**365**	324	**162**	153
North America				
Net sales	**1,203**	1,052	**446**	385
Gross profit	**449**	392	**159**	144
Gross margin	**36.4%**	36.1%	**35.0%**	36.5%
Operating profit[1]	**41**	10	**24**	22
Asia				
Net sales	**1,111**	882	**402**	331
Gross profit	**560**	445	**203**	170
Gross margin	**50.4%**	50.3%	**50.3%**	51.4%
Operating profit[1]	**134**	100	**52**	48
Latin America				
Net sales	**231**	164	**95**	65
Gross profit	**93**	64	**38**	26
Gross margin	**40.4%**	39.0%	**39.4%**	39.3%
Operating profit[1]	**31**	20	**13**	9
HQ/Consolidation				
Net sales	**33**	37	**13**	11
Gross profit	**126**	147	**60**	53
Operating profit[1]	**102**	110	**64**	49
Total continuing operations				
Net sales	**5,115**	4,664	**1,924**	1,758
Gross profit	**2,481**	2,244	**934**	850
Gross margin	**48.5%**	48.1%	**48.5%**	48.4%
Operating profit[1]	**672**	564	**315**	281
Discontinued operations				
Net sales	**360**	380	**187**	195
Gross profit	**137**	146	**82**	84
Gross margin	**38.2%**	38.3%	**44.2%**	43.0%
Operating profit[1]	**(20)**	(18)	**33**	32
Total				
Net sales	**5,474**	5,044	**2,111**	1,953
Gross profit	**2,619**	2,390	**1,017**	934
Gross margin	**47.8%**	47.4%	**48.2%**	47.8%
Operating profit[1]	**652**	546	**348**	313

Rounding differences may arise in percentages and totals.

[1] 2004 figures have been adjusted to reflect the changes in IFRS.

EXECUTIVE BOARD

Herbert Hainer
Chairman and Chief Executive Officer

Glenn Bennett
Global Operations

Michel Perraudin
Human Resources, Key Projects and Corporate Services
until March 31, 2005

Robin J. Stalker
Finance

Erich Stamminger
Global Marketing and North America

SUPERVISORY BOARD

Henri Filho
Chairman

Dr. Hans Friderichs
Deputy Chairman

Fritz Kammerer[1]
Deputy Chairman

Sabine Bauer[1]

Dr. iur. Manfred Gentz

Igor Landau

Roland Nosko[1]

Hans Ruprecht[1]

Willi Schwerdtle

Heidi Thaler-Veh[1]

Christian Tourres

Klaus Weiß[1]

[1] Employee representative

Biographical information on Executive Board members as well as mandates for all members of both the Executive and Supervisory Boards are available in the 2004 Annual Report and at www.adidas-Group.com.

Financial Calendar 2005/2006

November 3, 2005
Nine Months 2005 Results
Press release, conference call and webcast

March 2, 2006
2005 Full Year Results
Analyst and press conferences
Press release, conference call and webcast

May 9, 2006
First Quarter 2006 Results
Press release, conference call and webcast

May 11, 2006
Annual General Meeting in Fürth (Bavaria), Germany
Webcast

May 12, 2006
Dividend paid[1]

August 9, 2006
First Half 2006 Results
Press release, conference call and webcast

November 9, 2006
Nine Months 2006 Results
Press release, conference call and webcast

[1] Subject to Annual General Meeting approval

adidas-Salomon AG / World of Sports
Adi-Dassler-Str. 1 /// 91074 Herzogenaurach /// Germany
Tel: +49 (0) 9132 84-0 /// Fax: +49 (0) 9132 84-2241
www.adidas-Group.com

Investor Relations
Tel: +49 (0) 9132 84-2920 / 3584 /// Fax: +49 (0) 9132 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Group.com/en/investor/

adidas-Salomon is a member of DAI (German Share Institute), DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA).

This report is also available in German.
For further adidas publications,
please see our corporate website.

Concept and Design
häfelinger+wagner design, Munich

Exemption No. 82-4278
Attachment No. 3

adidas

Information

For immediate release

November 3, 2005

adidas-Salomon AG Intends to Place approximately 4.5m Shares

Herzogenaurach – Following approval by the Supervisory Board, the Executive Board of adidas-Salomon AG today decided to increase the company's share capital against contribution in cash, with the exclusion of shareholders' pre-emptive rights. The company intends to increase its capital by issuing approximately 4.5 million adidas-Salomon AG common shares by way of an accelerated bookbuild offering to German and international institutional investors (including a placement to qualified institutional buyers in the U.S. in reliance on Rule 144A under the U.S. Securities Act of 1933).

The proceeds of the offering, which amount to approximately € 640 million, will contribute to the financing of the acquisition of Reebok International Ltd, which is planned for completion in the first half of 2006.

The size of the offering equates to approximately 10% of the company's outstanding share capital. Deutsche Bank AG and Merrill Lynch International have been appointed to act as Joint Global Coordinators and Joint Bookrunners. Pricing and allocation of the new shares is expected to occur on November 4, 2005.

Media/IR Contacts:

adidas-Salomon AG
Adi-Dassler-Str. 1
91074 Herzogenaurach
corporate.press@adidas.de
investor.relations@adidas.de

Media Relations
Jan Runau
Head of Corporate PR
Tel.: +49 (0) 9132 84-3830

Anne Putz
Corporate PR Manager
Tel.: +49 (0) 9132 84-2964

Investor Relations
Natalie M. Knight
Head of Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

Please visit our corporate website: www.adidas-Group.com

Important Legal Information

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OR SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING GERMANY. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE UNITED STATES SECURITIES OF 1933 OR AN EXEMPTION FROM REGISTRATION. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE SO REGISTERED AND WILL NOT BE OFFERED OR SOLD TO THE PUBLIC IN THE UNITED STATES OR ANY OTHER JURISDICTION.

This communication is for distribution only to and is directed only at persons falling within Article 19 or Article 49 of The Financial Services and Markets Act 2000 (Financial Promotion) Order as persons having professional experience in matters relating to investments or meeting the asset tests set out in Article 49 and to persons to whom it may otherwise lawfully be passed on (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Any investment decision to buy securities in the placing must be made solely on the basis of publicly available information, which has not been independently verified by the Company, Merrill Lynch International, Deutsche Bank AG or any of the co-lead managers.

Merrill Lynch International, Deutsche Bank AG and the co-lead managers (together, the "Managers") are acting for adidas-Salomon AG (the "Company") in connection with the placing and no one else and will not be responsible to anyone other than the Company for providing the protections offered to its clients nor for providing advice in relation to the above transaction. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Managers or by any of their respective affiliates or agents as to or in relation to the accuracy or completeness of this release, or any other written or oral information made available to or publicly available to any interested party or its advisers and any liability therefore is hereby expressly disclaimed.

The distribution of this announcement and the offering or sale of the securities in certain jurisdictions may be restricted by law. No action has been taken by the Company or the Managers or any of their respective affiliates that would permit an offering of the securities or possession or distribution of this announcement or any other offering or publicity material relating to such securities in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Company and the Managers to inform themselves about and to observe any such restrictions.

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, OR JAPAN.

Exemption No. 82-4278
Attachment No. 4

adidas

Information

For immediate release

November 4, 2005

Placing of New Common Shares by adidas-Salomon AG Successfully Completed
Offer Price Set at € 143 per New Common Share to Raise € 648 m

Herzogenaurach - Further to the announcement made on November 3, 2005, adidas-Salomon AG announces the successful placing of 4,531,250 shares with institutional investors via an accelerated bookbuild. The shares have been placed at € 143 per share resulting in proceeds of € 648 m. The shares being issued represent approximately 10% of company's issued share capital prior to the placing.

Media/IR Contacts:

adidas-Salomon AG
Adi-Dassler-Str. 1
91074 Herzogenaurach
corporate.press@adidas.de
investor.relations@adidas.de

Media Relations
Jan Runau
Head of Corporate PR
Tel.: +49 (0) 9132 84-3830

Anne Putz
Corporate PR Manager
Tel.: +49 (0) 9132 84-2964

Investor Relations
Natalie M. Knight
Head of Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker

Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

Please visit our corporate website: www.adidas-Group.com

Important Legal Information

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OR SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING GERMANY. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR AN EXEMPTION FROM REGISTRATION. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE SO REGISTERED AND WILL NOT BE OFFERED OR SOLD TO THE PUBLIC IN THE UNITED STATES OR ANY OTHER JURISDICTION.

This communication is for distribution only to and is directed only at persons falling within Article 19 or Article 49 of The Financial Services and Markets Act 2000 (Financial Promotion) Order as persons having professional experience in matters relating to investments or meeting the asset tests set out in Article 49 and to persons to whom it may otherwise lawfully be passed on (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Any investment decision to buy securities in the placing must be made solely on the basis of publicly available information, which has not been independently verified by the Company, Merrill Lynch International, Deutsche Bank AG or any of the co-lead managers.

Merrill Lynch International, Deutsche Bank AG and Dresdner Bank AG (together, the "Managers") are acting for adidas-Salomon AG (the "Company") in connection with the placing and no one else and will not be responsible to anyone other than the Company for providing the protections offered to its clients nor for providing advice in relation to the above transaction. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Managers or by any of their respective affiliates or agents as to or in relation to the accuracy or completeness of this release, or any other written or oral

information made available to or publicly available to any interested party or its advisers and any liability therefore is hereby expressly disclaimed.

The distribution of this announcement and the offering or sale of the securities in certain jurisdictions may be restricted by law. No action has been taken by the Company or the Managers or any of their respective affiliates that would permit an offering of the securities or possession or distribution of this announcement or any other offering or publicity material relating to such securities in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Company and the Managers to inform themselves about and to observe any such restrictions.

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, OR JAPAN.

GROUP

adidas-Salomon AG
Herzogenaurach

ISIN: DE0005003404
ISIN: DE000A0JCXA7

We herewith invite our shareholders to the

Annual General Meeting

which takes place

on Thursday, May 11, 2006, 10:30 hrs

in the Fuerther Stadthalle, Rosenstrasse 50, 90762 Fuerth, Germany.

Agenda

[1] Presentation of the adopted Annual Financial Statements of adidas-Salomon AG and of the approved Consolidated Financial Statements as of December 31, 2005

Presentation of the Management Report of adidas-Salomon AG and of the Group Management Report as well as of the Supervisory Board Report for the fiscal year 2005

[2] Resolution on the appropriation of retained earnings

Executive Board and Supervisory Board propose to resolve on the appropriation of the retained earnings amounting to EUR 66,530,676.49 as follows:

Payment of a dividend of EUR 1.30 per no-par-value share on the dividend-entitled stock capital for the fiscal year 2005 of EUR 129,950,092.80. The dividend shall be payable on May 12, 2006. The remaining amount of EUR 540,394.99 shall be carried forward to new account.

Total dividend	EUR	65,990,281.50
Carried forward to new account	EUR	540,394.99
Retained Earnings	EUR	66,530,676.49

The Corporation currently neither directly nor indirectly holds own shares, which pursuant to § 71 b of the German Stock Corporation Act (*Aktiengesetz - AktG*) may not be taken into consideration for the appropriation of the retained earnings. If the Corporation at the date of the Annual General Meeting directly or indirectly holds own shares according to § 71 b AktG due to a repurchase of own shares pursuant to § 71 section 1 No. 8 AktG or based on any other statutory provisions, the number of dividend-entitled shares will be reduced. In this case, an accordingly amended proposal on the appropriation of the retained earnings will be presented to the Annual General Meeting, with the payment per dividend-entitled no-par-value share remaining unchanged at EUR 1.30.

[3] Resolution on the ratification of the actions of the Executive Board for the fiscal year 2005

Executive Board and Supervisory Board propose the ratification of the actions of the Executive Board members for the fiscal year 2005, including the member who retired in 2005.

[4] Resolution on the ratification of the actions of the Supervisory Board for the fiscal year 2005

Executive Board and Supervisory Board propose the ratification of the actions of the Supervisory Board members for the fiscal year 2005.

[5] Resolution on the amendment of § 1 section 1 (Corporate Name) of the Articles of Association

Effective September 30, 2005, the Corporation sold the entire business segment "Salomon" including its affiliated participations and brands as well as the corresponding assets. Accordingly, the name "Salomon", which is part of the corporate name of the Corporation, has to be deleted.

Executive Board and Supervisory Board propose to resolve as follows:

§ 1 section 1 of the Corporation's Articles of Association shall be deleted and replaced by the following provision:

"1. The name of the Corporation is adidas AG."

[6] Resolution on the amendment of § 19 (Place and Convocation of the General Meeting) and § 20 (Participation in the General Meeting) of the Articles of Association

The new German Act on Corporate Integrity and Modernization of the Right of Challenge *(Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts - UMAG)*, which came into effect on November 1, 2005, re-regulates, among other things, the statutory period for convening and the requirements for attending a general meeting. Above all, shareholders are no longer required to deposit their shares ahead of the general meeting. If a company has issued bearer shares - like in this case - for the authorization of shareholders to attend the general meeting and to exercise voting rights, it is now sufficient for the depository to provide a record of share ownership. The record must refer to a specific date, the so-called record date, which is the beginning of the 21st day preceding the general meeting. Furthermore, the Articles of Association may specify that shareholders must register prior to the general meeting.

The Corporation's Articles of Association shall be amended in line with the changes in the legislation.

Executive Board and Supervisory Board propose to resolve as follows:

1) Section 2, former 1st sentence of § 19 (Place and Convocation of the General Meeting) of the Corporation's Articles of Association shall be replaced by the following new sentence *"The General Meeting shall be called by the Executive Board with at least thirty days' notice before the final registration date (§ 20 section 1)."*

   § 19 section 2 of the Corporation's Articles of Association now therefore reads as follows:

   "2. The General Meeting shall be called by the Executive Board with at least thirty days' notice before the final registration date (§ 20 section 1). The legal right of other persons to call the General Meeting shall remain unaffected."

2) Sections 1 through 3 of § 20 of the Corporation's Articles of Association shall be deleted and replaced by the new sections 1 through 3 stated hereafter:

   "1. Shareholders wishing to participate in general meetings and exercise their voting rights must register for the general meeting and provide proof of their authorization. The registration and proof of authorization must reach the Corporation at the address specified in the invitation by no later than the seventh day before the general meeting (registration date).

   2. The registration shall be made in text form and must be submitted in German or English language.

   3. A separate record of the share ownership issued in text form in German or English language by the depository is necessary as proof of authorization. Such record must refer to the record date specified in the German Stock Corporation Act.

If the correctness or authenticity of the proof of authorization is in doubt, the Corporation shall be entitled to demand further suitable evidence. If this is not submitted at all or not in a suitable form, the Corporation may reject the shareholder."

[7] Resolution on an increase of capital from retained earnings and the re-classification of the stock capital (stock split); amendment of the Articles of Association, of any existing amounts of contingent capital and of the wording of the respective authorizations

Recently, the stock exchange price of the Corporation's shares has developed very favorably. This, however, resulted in the fact that the Corporation's share is one of the most "heavyweight" shares within the DAX 30 index, which affects the negotiability of the share, particularly with regard to private investors. It is therefore intended to multiply the number of shares in the hands of the current shareholders by means of a stock split and thereby make the share "lighter". Executive Board and Supervisory Board believe that this measure will increase the attractiveness of the adidas shares particularly for private investors.

The Corporation's stock capital shall therefore be re-classified to the effect that one existing no-par-value share of the Corporation with a computed value of the participation in the stock capital of EUR 2.56 will be divided into four no-par-value shares with a computed value of the participation in the stock capital of EUR 1.00 each. For this purpose, it is necessary as a first step to increase the stock capital from retained earnings without issuing new shares to the amount which corresponds to a computed value of EUR 4.00 per no-par-value share. Thereafter, as a second step, each share shall be divided into four shares with a computed value of the participation in the stock capital of EUR 1.00 each (stock split). Thus, the number of shares is quadrupled without an external injection of new funds into the Corporation. Simultaneously, due to statutory provisions any currently existing contingent capital is increased in the same ratio. Such has to be reflected by amending the wording of the Articles of Association (while simultaneously rounding up the formerly existing fractional amount) as well as by amending any authorizations resolved upon in connection with the respective contingent capital. Hereby, it has to be taken into consideration to which extent the respective authorization has been used up until now.

Executive Board and Supervisory Board propose to resolve as follows:

1) The Corporation's stock capital in the amount of EUR 130,091,660.80 shall be increased by EUR 73,176,559.20 through conversion into stock capital of a partial amount of EUR 73,176,559.20 of the other revenue reserves stated in the balance sheet as per December 31, 2005 under revenue reserves to a total amount of EUR 203,268,220 (in words: Euros two hundred and three million two hundred sixty-eight thousand two hundred twenty).

   The capital increase shall be carried out without issuing new shares.

This resolution shall be based on the Annual Financial Statements of the Corporation as per December 31, 2005 adopted by the Executive Board and by the Supervisory Board. The Annual Financial Statements were examined by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt/Main and bear the unqualified audit opinion.

§ 4 section 1 of the Articles of Association shall be amended to read as follows:

> "1. *The stock capital of the Corporation shall be EUR 203,268,220 and be divided into 50,817,055 no-par-value shares."*

2) The Corporation's stock capital amounting to EUR 203,268,220, divided into 50,817,055 no-par-value shares, shall be re-classified by means of a stock split at a ratio of 1:4. Each no-par-value share with a computed value of the participation in the Corporation's stock capital of currently EUR 4.00 shall be replaced by four shares with a participation of each individual no-par-value share in the stock capital of EUR 1.00. The stock capital is now therefore divided into 203,268,220 no-par-value bearer shares.

§ 4 section 1 of the Articles of Association shall be amended to read as follows:

> "1. *The stock capital of the Corporation shall be EUR 203,268,220 and be divided into 203,268,220 no-par-value shares."*

3) In § 4 section 4 of the Articles of Association, the amount of EUR 1,102,291.20 shall be changed to EUR 1,722,328. Moreover, the amount of the underlying contingent capital shall be changed from EUR 1,102,291.20 to EUR 1,722,328. Furthermore, the number of 430,582 no-par-value shares shall be changed to 1,722,328 no-par-value shares.

a) § 4 section 4 of the Articles of Association shall be amended to read as follows:

> "4. *The Corporation's stock capital shall be increased conditionally by up to EUR 1,722,328 through the issue of not more than 1,722,328 no-par-value shares (contingent capital). The contingent capital increase shall serve exclusively to grant up to 430,582 stock options to members of the Executive Board, as well as to Managing Directors/Senior Vice Presidents of its affiliated companies as well as further senior executives and executives of the Corporation and of its affiliated companies as more fully described in the provisions of the authorization resolution adopted by the Annual General Meeting on May 20, 1999 in the version of the resolutions of the Annual General Meetings of May 8, 2002, of May 13, 2004 and of May 11, 2006. It shall be implemented only to the extent these stock options are exercised. The new shares shall carry dividend rights from the commencement of the fiscal year in which the shares are issued."*

b) The resolution of the Annual General Meeting of May 20, 1999 (in the version of the resolutions of the Annual General Meetings of May 8, 2002 and of May 13, 2004) on the authorization of the Executive Board, subject to Supervisory Board approval, to grant stock options to members of the Executive Board of the Corporation as well as to Managing Directors/Senior Vice Presidents of its affiliated companies as well as further senior executives and executives of the Corporation and of its affiliated companies, shall be amended to the effect that (i) every single stock option shall entitle the Beneficiary to receive four new no-par-value shares of the Corporation as more fully described in the provisions of the authorization resolution and that (ii) when computing the development of the stock exchange price of the Corporation's shares the stock split has to be taken into consideration as basis for calculating the attainment of the performance targets. The Executive Board and, as far as members of the Executive Board are concerned, the Supervisory Board shall be authorized to adjust the number of stock options already issued but not yet exercised accordingly.

4) In § 4 section 5 of the Articles of Association, the amount of EUR 23,040,000 shall be changed to EUR 36,000,000. Furthermore, the number of 9,000,000 bearer shares shall be changed to 36,000,000 shares.

a) § 4 section 5 of the Articles of Association shall be amended to read as follows:

"5. *The stock capital shall be conditionally increased by up to EUR 36,000,000, divided into no more than 36,000,000 bearer shares (Contingent Capital III). The contingent capital increase will be implemented only to the extent that the holders of the subscription or conversion rights or the persons obligated to exercise the subscription or conversion duties based on the bonds with warrants or convertible bonds, which are issued by the Corporation or a wholly-owned direct or indirect subsidiary of the Corporation pursuant to the authorization of the Executive Board by the shareholder resolution dated May 8, 2003 in the version of the shareholder resolution of May 11, 2006, make use of their subscription or conversion right or, if they are obligated to exercise the subscription or conversion rights, they discharge their obligations to exercise the warrant or convert the bond. The new shares shall be issued at the respective subscription or conversion price to be established in accordance with the aforementioned authorization resolution.*

The new shares shall have profit participation rights beginning in the fiscal year in which they were created as a result of the exercise of the subscription or conversion rights or the discharge of the subscription or conversion obligations. The Executive Board is authorized, subject to Supervisory Board approval, to stipulate any additional details concerning the implementation of the contingent capital increase."

b) The resolution adopted by the Annual General Meeting on May 8, 2003 on the authorization of the Executive Board of the Corporation to issue bonds with warrants and convertible bonds with the right to subscribe to or convert into shares with a pro-rata amount of the shares in the stock capital of no more than EUR 23,040,000 altogether - taking into consideration the already carried-out issue of convertible bonds with a right of conversion into shares with a pro-rata value of the participation in the stock capital of a total of EUR 10,039,217 (rounded prior to the stock split) - shall be adjusted to a total of up to EUR 20,313,723.

5) The Executive Board shall be instructed to file the resolutions under sub-section 1) and sub-sections 2) through 4) with the Commercial Register subject to the proviso that the resolution under sub-section 1) shall be entered with the Commercial Register first, then the resolution under sub-section 2) and thereafter the resolutions under sub-sections 3) and 4), however, with all entries to be made in direct chronological order.

[8] Resolution on the amendment of § 4 sections 2 and 3 (Stock Capital) of the Articles of Association

Following the implementation of the intended capital increase from retained earnings and of the re-classification of the stock capital (Agenda Item 7), the existing amounts of authorized capital (§ 4 section 2 and § 4 section 3 of the Articles of Association) shall be increased at a ratio of the increase of the stock capital to the former stock capital, for the purpose of maintaining the previous volume of the authorization. Moreover, it is intended to maintain the terms of the authorized capitals, which were both entered into the Commercial Register on June 20, 2005, however they shall be identified by the concrete indication of the expiration dates.

1) In § 4 section 2, sentence 1 of the Articles of Association the amount of EUR 41,000,000 shall be increased to EUR 64,062,500.

§ 4 section 2, sentence 1 of the Articles of Association shall be amended to read as follows:

> "2. *The Executive Board shall be entitled until June 19, 2010 to increase the stock capital, subject to Supervisory Board approval, by issuing new shares against contributions in cash once or several times by no more than EUR 64,062,500 altogether (Authorized Capital 2005/I)."*

2) In § 4 section 3, sentence 1 of the Articles of Association the amount of EUR 4,000,000 shall be increased to EUR 6,250,000.

   § 4 section 3, sentence 1 of the Articles of Association shall be amended to read as follows:

> "3. *The Executive Board shall be entitled until June 19, 2008, to increase the stock capital, subject to Supervisory Board approval, by issuing new shares against contributions in cash or in kind once or several times by no more than EUR 6,250,000 altogether (Authorized Capital 2005/II)."*

3) The Executive Board shall be instructed to file the resolutions under sub-sections 1) and 2) with the Commercial Register subject to the proviso that the entry shall be made only after the intended capital increase from retained earnings under Agenda Item 7, sub-section 1) has been entered with the Commercial Register.

Both changes of the Articles of Association serve solely the purpose of preserving the financial value of the already existing authorizations and, apart from the adjustment of the amount of contingent capital in accordance with the capital increase from retained earnings proposed for resolution under Agenda Item 7, contain no other changes of the contents. Nevertheless, the Executive Board, as a matter of precaution, has re-issued a report on the authorizations contained in the two provisions of the Articles of Association with regard to the exclusion of subscription rights, which is reprinted hereafter in its complete form.

Report of the Executive Board pursuant to § 203 section 2, sentence 2, § 186 section 4, sentence 2 AktG concerning Agenda Item 8

Executive Board and Supervisory Board propose to increase the existing amounts of authorized capital pursuant to § 4 sections 2 and 3 of the Articles of Association at the ratio of the intended increase of the stock capital through the capital increase from retained earnings to the former amount of stock capital, in order to maintain its respective financial value. Furthermore, for the purpose of a better separation from the additional authorized capital to be resolved upon on occasion of the Annual General Meeting 2006, the currently existing amounts of authorized capital shall be renamed and the expiration dates of their respective terms shall now be indicated. As both authorizations also include the authorization to exclude shareholders' subscription rights, the Executive Board, as a matter of precaution and in accordance with § 203 section 2, sentence 2, § 186 section 4, sentence 2 AktG, reports as follows:

On the Authorized Capital 2005/I (§ 4 section 2 of the Articles of Association)

If the Management makes use of the authorization to increase the capital pursuant to § 4 section 2 of the Articles of Association, it has to offer such new shares to the shareholders for direct or indirect subscription through one or several credit institutions. Subject to Supervisory Board approval, such subscription rights may however be excluded for fractional shares, in order to achieve even subscription ratios. Without such exclusion of subscription rights for fractional shares, the technical implementation of the capital increase as well as the exercise of subscription rights would be considerably aggravated. The new fractional shares thus excluded from subscription rights of shareholders shall either be sold at the stock exchange or used in any other manner most favorable for the Corporation.

The issue amount – and in case of the indirect subscription right the issue price – shall be determined in due course in such a manner that, taking into consideration the respective capital market situation, the interests of the shareholders and of the Corporation are safeguarded adequately.

On the Authorized Capital 2005/II (§ 4 section 3 of the Articles of Association)

The authorization to issue new shares pursuant to § 4 section 3 of the Articles of Association, while observing the statutory subscription rights of shareholders, may also be used by way of the indirect subscription right.

The authorization for the issue of new shares however also includes the Executive Board's authorization to exclude the statutory subscription rights of the shareholders, subject to Supervisory Board approval. Such authorization shall serve the following purposes:

1) If the Management makes use of the authorization to increase the stock capital against contributions in cash and under observance of the statutory subscription rights for shareholders, it may become necessary to exclude subscription rights for fractional amounts, in order to achieve even subscription ratios. Without the exclusion of the subscription rights for fractional shares, the technical implementation of the capital increase as well as the exercise of subscription rights would be considerably aggravated. The new fractional shares thus excluded from subscription rights of shareholders shall either be sold at the stock exchange or used in any other manner most favorable for the Corporation.

2) The authorization contained in § 4 section 3 of the Articles of Association shall further enable Executive Board and Supervisory Board to have at their disposal authorized capital not only for the purpose of raising capital against contributions in cash but also for the acquisition of participations, companies and parts of companies as contribution in kind against issue of shares of the Corporation. Such participations or companies may also be contributed to a subsidiary of the Corporation, if necessary.

The value at which the new shares are issued in any such case will depend on the timing and respective circumstances of the individual case. When establishing the value, the Executive Board and the Supervisory Board shall take into consideration the best interests of the Corporation and the stock exchange price.

Historically, the Executive Board has continuously reviewed opportunities for the Corporation to purchase companies or participations in companies which are involved in the business of producing and selling sports or leisure goods or are otherwise involved in the sports or leisure industry. The purchase of such participations or companies in exchange for shares is in the Corporation's best interest if the purchase solidifies or strengthens the market position of the adidas Group or makes possible or facilitates the access to new business sectors. In order to be able to quickly and flexibly react to the interest of a seller or of the Corporation in a payment in the form of shares of the Corporation if such agreements are successfully completed, the Executive Board must – to the extent that repurchased own shares cannot or shall not be used – have the authority, subject to Supervisory Board approval, to issue new shares of the Corporation (while excluding the shareholders' subscription rights) as a means of payment. Since the shares shall be issued at a price that is based on the stock exchange price, interested shareholders will have an opportunity, at about the same time as the Corporation's new shares are issued for the aforementioned purposes of acquiring companies or participations and the shareholders' subscription rights are excluded, to purchase additional shares on the stock exchange at the stock market price and to a large extent on comparable terms and conditions.

Based on the aforementioned considerations, the Executive Board believes that the proposed authorization to issue new shares is in the best interest of the shareholders, which can in any individual case justify the exclusion of the shareholders' subscription rights. The Executive Board and Supervisory Board will therefore review each individual acquisition and will consider whether a purchase in exchange for the issuance of shares, subject to the exclusion of the shareholders' subscription rights, will be in the prevailing interests of the Corporation.

The authorization may also be used in such a way that the acquisition may be effected partly against shares and partly against a contribution in cash or another form of consideration (if necessary also own shares).

3) The authorization according to § 4 section 3 of the Articles of Association shall also provide Executive Board and Supervisory Board with the opportunity to use the authorized capital to issue shares as consideration for the transfer of intellectual property rights or intangible property rights of athletes and sports clubs, such as trademarks, names and logos, to the Corporation or one of its subsidiaries for purposes of marketing the products of the adidas Group. In addition, the new shares shall serve as consideration for the direct or indirect acquisition of licenses in such rights by the Corporation. Moreover, the Corporation shall also be able to use new shares for purchasing patents and patent licenses, the exploitation of which would be in the Corporation's

interest for purposes of marketing and developing existing and new products of the adidas Group.

In the event that athletes, sports clubs and third parties, who hold rights in intellectual property rights and intangible property rights relating to the athletes and sports clubs, and patent holders are prepared to transfer or license such rights only in exchange for shares or, in the case of cash payments, only at significantly higher prices, the Corporation has to be in a position to react to such a situation in an appropriate way. The valuation of intangible property rights or license rights will be made on the basis of market conditions in the event that the new shares are used for their purchase. The shares to be granted by the Corporation will be valued on the basis of the stock exchange price for such shares.

The Executive Board continuously negotiates with various clubs in Germany and abroad on sponsoring agreements, which are intended to permit the Corporation to exploit the known names and logos of such clubs under a license in order to help market the products of the adidas Group. If clubs during these negotiations insist on being paid in the form of shares of the Corporation, the Executive Board must have the option, subject to Supervisory Board approval and provided repurchased own shares cannot or shall not be used, to grant new shares as consideration while excluding the shareholders' subscription rights. The Corporation also has to have the option to purchase direct or indirect licenses in the names or other personal trademarks of athletes with shares.

Furthermore, the Executive Board considers it possible that there will be opportunities for the Corporation, in exchange for shares of the Corporation, to purchase directly or indirectly patents or licenses in patent rights, the exploitation of which will be in the Corporation's best interests for the products that the adidas Group currently has, currently develops or plans to develop in the future. Also in this respect, the Executive Board must have the opportunity, subject to Supervisory Board approval, to issue shares of the Corporation as consideration for the assignment of such patents or for the granting of patent licenses, in the event the patent holder wishes to be paid in the form of stock or in the event such is in the best interest of the Corporation.

The purchase of licenses, patents or other industrial/intangible property rights of clubs, athletes or patent holders will be carried out either by the Corporation or by one of its subsidiaries. If necessary, the purchase shall be made not from the relevant club or athlete directly but rather from companies or third parties who have purchased the relevant rights from the club or athletes. It is also conceivable that the consideration to be paid by the Corporation will consist of both stock and cash (royalties).

The evaluation of the licenses or patents and other industrial/ intangible property rights to be acquired by the Corporation directly or indirectly shall be carried out in accordance with market-oriented principles, if necessary, on the basis of an expert valuation. The evaluation of the shares to be granted by the Corporation shall be linked with the stock exchange price. Shareholders who wish to maintain their shareholding ratio in the Corporation may therefore do

so through acquisition of further shares on the stock exchange at essentially comparable conditions.

The granting of shares in the aforementioned cases will be in the best interest of the Corporation if the use and exploitation of the licenses or patents and any other intellectual/intangible property rights promises significant advantages for the Corporation in the marketing and promotion and/or development of its products and a purchase of the license or intellectual property rights in return for cash is not possible or is possible only at a higher price and at a disadvantage to the Corporation's liquidity and cash flow. The Executive Board shall on case-by-case basis review and consider the aforementioned when deciding whether to use the authorized capital.

The decision of whether to grant new shares of the Corporation as consideration for the aforementioned opportunities for purchasing patents and other intellectual/intangible property rights and the corresponding license rights, shall be made on a case-by-case basis by the Executive Board, subject to Supervisory Board approval, taking into consideration the Corporation's interests in any specific transaction, the actual necessity for granting the shares, and the valuation thereof.

4) Moreover, the Executive Board shall, based on the authorized capital pursuant to § 4 section 3 of the Articles of Association, receive the possibility to grant shares to employees of the Corporation and of affiliated companies (employee shares). If the authorization is exercised for this purpose, the issue shall be effected against contributions in cash or against contribution of pecuniary claims. At the moment it is not possible to make any statements with regard to the respective share price. The Executive Board will reasonably determine the price of the shares to be issued in alignment with the stock exchange price, taking into consideration the interests of the Corporation and of its shareholders as well as the respective purpose. Hereby, the issue price of the new shares shall fall below the current stock exchange price of the already traded shares at the most only as far as such is customary for employee shares.

5) Finally, the new wording of § 4 section 3 of the Articles of Association shall put the Executive Board and the Supervisory Board in the position to win additional new investor groups in Germany and abroad. If the occasion arises, the shares can also be particularly used for a going public abroad. There are no concrete plans at this time.

The Executive Board Report, which is submitted to the General Meeting in accordance with § 203 section 2 and § 186 section 4 sentence 2 AktG and which is reprinted above in its complete form, will be available for inspection at the Corporation's business premises beginning on the date of the convocation of the General Meeting and at the General Meeting itself. Upon request, a copy of the Report will be sent to each shareholder free of charge. Furthermore, the Report can be accessed via Internet at www.adidas-Group.com/agm.

[9] Resolution on the creation of a new Authorized Capital 2006 as well as the respective amendment of the Articles of Association

On November 4, 2005, the Executive Board and Supervisory Board made use to the full extent of the authorization granted in accordance with the resolution of the Annual General Meeting of May 13, 2004, to increase the Corporation's stock capital by July 14, 2009, subject to Supervisory Board approval, by issuing new shares against contributions in cash by EUR 11,600,000. With the approval of the Supervisory Board shareholders' subscription rights were excluded as the new shares were issued at a price not essentially below the stock exchange value of shares with the same features. Therefore, it is intended to create a new authorized capital amounting to almost 10% of the stock capital (following the capital increase from retained earnings to be resolved upon under Agenda Item 7) with the possibility of the facilitated exclusion of subscription rights (§ 186 section 3 sentence 4 AktG).

Executive Board and Supervisory Board propose to resolve as follows:

1) A new section 4 shall be inserted in § 4 of the Corporation's Articles of Association. The former sections 4 through 10 of the Articles of Association shall become sections 5 through 11.

§ 4 section 4 of the Articles of Association shall read as follows:

"4. The Executive Board shall be entitled for a duration of 5 years effective from the entry of this authorization with the Commercial Register to increase the stock capital, subject to Supervisory Board approval, by issuing new shares against contributions in cash once or several times by no more than EUR 20,000,000 altogether (Authorized Capital 2006). The new shares may also be offered to one or several credit institutions with the obligation to offer them to the shareholders for subscription (indirect subscription right). The Executive Board may, subject to Supervisory Board approval, exclude fractional shares from shareholders' subscription rights. Additionally, the Executive Board, subject to Supervisory Board approval, may exclude shareholders' subscription rights when issuing the new shares at a value not essentially below the stock exchange value of shares with the same features. The authorization to exclude subscription rights pursuant to the last sentence, may, however, only be used to the extent that the pro-rata amount of the new shares in the stock capital together with the pro-rata amount in the stock capital of other shares which were issued by the Corporation since May 11, 2006, subject to the exclusion of subscription rights pursuant to or in accordance with § 186 section 3 sentence 4 AktG on the basis of an authorized capital or following a repurchase, or for which conversion or subscription rights have been granted after May 11, 2006, through issuance of convertible bonds or bonds with warrants, with subscription rights excluded pursuant to § 186 section 3 sentence 4 AktG, does not exceed 10% of the stock capital existing on the date of the entry of this

authorization with the Commercial Register or – if this amount is lower – as of the respective date on which the authorization is used."

2) The Executive Board shall be instructed to file § 4 section 4 of the Articles of Association with the Commercial Register subject to the proviso that the entry with the Commercial Register shall be made only after the entry of the capital increase from retained earnings under Agenda Item 7 sub-section 1 was effected.

Report of the Executive Board pursuant to § 203 section 2, sentence 2, § 186 section 4, sentence 2 AktG concerning Agenda Item 9

In contribution to the financing of the Reebok acquisition, Executive Board and Supervisory Board propose to replace the authorized capital in the total amount of EUR 11,600,000, which was fully used on November 4, 2005, by a new Authorized Capital 2006 in the total amount of EUR 20,000,000. This amount corresponds to almost 10% of the stock capital valid after entry with the Commercial Register of the capital increase from retained earnings proposed for resolution (Agenda Item 7).

The proposed authorization provides the possibility to exclude subscription rights for fractional amounts and, in accordance with § 186 section 3 sentence 4 AktG, to exclude subscription rights if the new shares are issued against contributions in cash at a price not essentially below the stock market price of shares with the same features.

The authorization to exclude subscription rights for fractional amounts serves the purpose to attain round subscription amounts when issuing new shares, while observing the statutory subscription rights of shareholders. Without the exclusion of the subscription rights for fractional amounts, the technical settlement of the capital increase as well as the exercise of the subscription rights would be considerably more difficult. The fractional amounts of the new shares excluded from the subscription rights of the shareholders shall be used either for sale through the stock exchange or in any other manner in the best interest for the Corporation.

The authorization to exclude subscription rights of shareholders when issuing the new shares at a value not essentially below stock exchange value of shares with the same features, puts the Management in the position to take advantage of opportunities to place new shares, arising on the basis of the respective stock market situation, quickly, flexibly as well as economically, i.e. without the time- and money-consuming exercise of subscription rights. The Corporation can particularly place the shares at the respective stock exchange value, i.e. without the deduction required in case of preservation of the subscription rights. § 186 section 2 AktG does indeed provide the possibility, in case of a preservation of the subscription rights, to disclose only the basic details for the determination of the issue price, when publishing the subscription period, rather than the concrete issue price. However, also in that event the best possible placement cannot be expected for the Corporation, as the issue price has to be disclosed at the latest three days prior to the expiration of the subscription period. Moreover, when preserving the subscription rights, given the uncertainty of the exercise of such rights (subscription behavior) the successful

placement with third parties is endangered or may cause additional expenses. The authorization to exclude subscription rights may therefore serve to attain the best-possible reinforcement of the Corporation's equity in the interest of the Corporation and of the shareholders.

Moreover, the Corporation is put in the position to win new additional investor groups in Germany and abroad. If the occasion arises, the shares can thus be particularly used for an additional going public abroad. Finally, the Corporation is given the possibility to take advantage of market opportunities arising in the Corporation's areas of business quickly and flexibly and to meet capital requirements arising in this context on a very short-term basis, if necessary. On November 4, 2005, the Corporation successfully made use of such an opportunity based on the former authorized capital in the amount of EUR 11,600,000. There are no concrete plans at this time with regard to the new Authorized Capital 2006.

The issue price and the income thus accrued by the Corporation for the new shares will be based on the stock exchange price of the shares already circulated at the Stock Exchange and shall not be essentially below it. It is thus safeguarded that no dilution occurs. In view of the liquid market for shares of the Corporation and of the limitation of the volume available for capital increases to a total of nearly 10% of the stock capital valid after entry with the Commercial Register of the capital increase from retained earnings proposed for resolution (Agenda Item 7), those shareholders interested in maintaining their current share ratio moreover may acquire at any time the respective number of shares of the Corporation through the Stock Exchange.

The statutory subscription right is therefore economically and practically of no value and function. It is thereby ensured that, in congruence with the legal evaluation of § 186 section 3, sentence 4 AktG, the property interests as well as voting right interests of the shareholders are adequately safeguarded in the event of a utilization of the authorized capital, subscription rights excluded, while the Corporation, in the interest of the shareholders, is given further capacities to act.

Overall, it is not possible to issue or grant more than a total of 10% of the respective valid stock capital from the authorized capital, any other possible authorized capital, following a repurchase or via conversion or subscription rights through a convertible bond or bonds with warrants, while excluding subscription rights pursuant to or in accordance with § 186 section 3 sentence 4 AktG (i.e. by reference to the fact that the shares or resp. the convertible bonds or bonds with warrants are issued against compensation in cash and not essentially below stock exchange value/market value), without the shareholders creating the according new authorizations by means of a shareholders' resolution.

The Executive Board Report, which is submitted to the General Meeting in accordance with § 203 section 2 sentence 2 and § 186 section 4 sentence 2 AktG and which is reprinted above in its complete form, will be available for inspection at the Corporation's business premises beginning on the notice date of the General Meeting and at the General Meeting itself. Upon request, a copy of the Report will be sent to each shareholder. Furthermore, the Report can be accessed via Internet at www.adidas-Group.com/agm.

[10] Resolution on the cancellation of the authorization to issue bonds with warrants and/or convertible bonds of May 13, 2004 as well as on the cancellation of the contingent capital in the amount of EUR 9,100,000 (cancellation of § 4 section 6 of the Articles of Association)

Resolution on the authorization to issue bonds with warrants and/or convertible bonds, on the exclusion of shareholders' subscription rights and the simultaneous creation of contingent capital as well as the amendment of the Articles of Association

1) Cancellation of the existing contingent capital pursuant to § 4 section 6 of the Articles of Association

On May 13, 2004, the Corporation's General Meeting authorized the Executive Board, subject to Supervisory Board approval, to issue on or before May 12, 2009 bearer bonds with warrants and/or convertible bearer bonds in an aggregate nominal value of up to EUR 500,000,000. The Executive Board was authorized, subject to Supervisory Board approval, to fully suspend the shareholders' rights to subscribe the bonds with warrants and/or convertible bonds, if the Executive Board concludes following an examination in accordance with its legal duties that the issue price of the bonds with warrants and/or convertible bonds is not significantly below the hypothetical market value computed using recognized methods, in particular financial calculation methods (according application of § 186 section 3 sentence 4 AktG). The General Meeting furthermore resolved on May 13, 2004 to create a contingent capital in the amount of up to EUR 9,100,000. Up until now, this authorization has not been used. Based on § 186 section 3 sentence 4 AktG, the authorization – and therefore the contingent capital – can also no longer be used to any substantial extent when excluding shareholders' subscription rights, as on November 4, 2005, the Corporation fully used its authorized capital in the amount of EUR 11,600,000, while excluding shareholders' subscription rights pursuant to § 186 section 3 sentence 4 AktG.

Executive Board and Supervisory Board propose to resolve as follows:

a) The contingent capital in the amount of EUR 9,100,000 resolved by the Corporation's General Meeting of May 13, 2004 under Agenda Item 8 as well as § 4 section 6 of the Corporation's Articles of Association in the version adopted by the General Meeting of May 13, 2004 (§ 4 section 7 of the Articles of Association in the version of the resolution on Agenda Item 9 of the General Meeting of May 11, 2006) shall be cancelled.

b) The authorization of the Executive Board resolved upon by the Annual General Meeting on May 13, 2004 under Agenda Item 8, to issue bonds with warrants and/or convertible bonds shall be cancelled.

2) Authorization to issue bonds with warrants and/or convertible bonds, to exclude the shareholders' subscription rights and the simultaneous creation of a contingent capital as well as amendment of the Articles of Association

Executive Board and Supervisory Board propose to resolve as follows:

a) Authorization to issue bonds with warrants and/or convertible bonds and to exclude subscription rights

The Executive Board is authorized, subject to Supervisory Board approval, to issue, once or several times on or before May 10, 2011, however, at the earliest following the entry of the intended capital increase from retained earnings pursuant to Agenda Item 7 of the General Meeting of May 11, 2006, bearer bonds with warrants and/or convertible bearer bonds in an aggregate nominal value of up to EUR 1,500,000,000, with a maximum term of thirty years and, in accordance with the terms and conditions of the bonds with warrants and convertible bonds, to grant subscription rights to the holders of the bonds with warrants or to grant conversion rights to the holders of the convertible bonds, which rights entitle the respective holder to purchase bearer shares in the Corporation with a pro-rata amount of the shares in the stock capital totaling up to EUR 20,000,000.

The bonds with warrants and/or convertible bonds may be issued not only in Euro, but also in any other legal currency of an OECD country (limited to the equivalent Euro value). They may also be issued by a group company of the Corporation. In this case, the Executive Board shall be authorized, on behalf of the Corporation and subject to Supervisory Board approval, to provide the guarantee for the bonds with warrants and/or convertible bonds and to grant the holders of the bonds with warrants and/or convertible bonds subscription rights to or conversion rights on the Corporation's bearer shares.

The statutory subscription rights shall be granted to the shareholders in such a manner that the bonds with warrants or convertible bonds will be underwritten by a financial institution or a syndicate of financial institutions subject to the obligation that they be offered to the shareholders for subscription. If the bonds with warrants and/or convertible bonds are issued by a group company, then the Corporation must ensure that the statutory subscription rights will be granted to the shareholders of the Corporation in accordance with the preceding sentence. The Executive Board will be authorized, however, to exclude from the subscription rights held by the shareholders any fractional amounts resulting from the conversion ratio and to suspend the subscription rights also to the extent required to grant the holders of previously issued subscription or conversion rights a subscription right in an amount to which such holders would have been entitled as shareholders following the exercise of the subscription or conversion rights.

The Executive Board is further authorized, subject to Supervisory Board approval, to fully suspend the shareholders' rights to subscribe the bonds with warrants and/or convertible bonds, if the Executive Board has concluded following an examination in accordance with its legal duties that the issue price of the bonds with warrants and/or convertible bonds is not significantly below the hypothetical market value computed using recognized methods, in particular financial calculation methods. Nevertheless, the pro-rata amount of the stock capital, which is attributable to the aggregate number of shares to be issued from the contingent capital created in connection with this authorization (see b) below), together with the pro-rata amount of the stock capital from any new shares that were issued after the date on which the shareholder resolution granting this authorization was adopted on the basis of any authorizations to issue the shares from authorized capital subject to the suspension of subscription rights pursuant to §186 section 3 sentence 4 AktG, may not exceed a total of 10% of the Corporation's stock capital valid as of the date of entry with the Commercial Register of the capital increase from retained earnings proposed for resolution to the General Meeting of May 11, 2006 (Agenda Item 7) or – if this amount is lower – as of the date on which the aforementioned authorization has been exercised. Any sale of the Corporation's own shares shall also be counted towards the aforementioned threshold, if such sale was made after the date, on which the shareholder resolution concerning this authorization was adopted, on the basis of the authorization pursuant to § 71 section 1 No. 8 sentence 5 AktG in connection with § 186 section 3 sentence 4 AktG with a suspension of the statutory subscription rights.

When bonds with warrants are issued, one or more warrants will be attached to each bond and will entitle the holder to subscribe, in accordance with the terms and conditions of the warrants to be stipulated by the Executive Board, to the no-par-value bearer shares issued by the Corporation. With respect to Euro-denominated bonds with warrants issued by the Corporation, the warrant terms and conditions may provide that the warrant price may also be paid by assigning bonds and making – if necessary - a supplementary cash payment. The pro-rata amount of stock capital, which is attributable to shares subscribed on each bond, may not exceed the face value of the bonds. Any fractions of such shares may, in accordance with the terms and conditions of the warrants or the bonds with warrants, be rounded up to a whole-number share for purposes of subscription, if necessary against supplementary payment.

When convertible bonds are issued, the holder will receive an irrevocable right to convert his or her bonds into no-par-value bearer shares of the Corporation pursuant to the terms and conditions of the convertible bonds as stipulated by the Executive Board. The conversion ratio is yielded by dividing the face value of the bond or the issue price which is below the face value of a bond by the established conversion price for one share of the Corporation and may be rounded up or down to a whole number. Moreover, a supplemental cash payment and the

consolidation of or offsetting payment for unconvertible fractional amounts may be established. The bond terms and conditions may provide for a variable conversion ratio and a calculation of the conversion price within a stipulated range (subject to the minimum price established below) based on the development of the stock exchange price of the Corporation's shares during the term of the bond.

Unless there is a conversion obligation, each subscription or conversion price for a share must be at least 80% of the unweighted average closing price of the shares of the Corporation as quoted on the Xetra System of the Frankfurt Stock Exchange or in a corresponding successor system for the 10 trading days immediately preceding the date on which the Executive Board adopted the resolution approving the issue of bonds with warrants or convertible bonds, or – in the event that a subscription right is granted – must equal at least 80% of the unweighted average stock exchange price of shares of the Corporation as quoted on the Xetra System of the Frankfurt Stock Exchange or in a corresponding successor system during the days on which the rights to the bonds with warrants or convertible bonds are traded on the Frankfurt Stock Exchange, except for the last 2 days on which the rights are traded. § 9 section 1 AktG will continue to apply.

Notwithstanding § 9 section 1 AktG, the subscription or conversion price may be reduced on the basis of the anti-dilution provisions pursuant to more specific terms and conditions of the bonds with warrants or convertible bonds, if, during the subscription or conversion period, the Corporation increases the stock capital, while granting an exclusive subscription right to its shareholders or increases the stock capital from retained earnings, or the Corporation issues additional bonds with warrants or convertible bonds or grants or guarantees subscription rights and the holders of already existing subscription or conversion rights are not granted the subscription right they would have been entitled to following the exercise of the subscription or conversion right. The subscription or conversion price may also be reduced by a cash payment upon exercise of the subscription or conversion right or upon discharging the conversion duties. The terms and conditions of the subscription rights and convertible bonds may also provide for an adjustment in the subscription or conversion rights or in the conversion obligations in the event that the Corporation's capital is reduced or other extraordinary courses of action or events transpire (such as unusually high dividends, control gained by a third party).

The terms and conditions of the bonds may provide that in the event that the subscription or conversion right is exercised, the Corporation will have the right not to grant new shares, but rather pay for the number of shares that would otherwise have been delivered a cash amount equal to their unweighted average closing price of shares of the Corporation as quoted on the Xetra-Trading System of the Frankfurt Stock Exchange or its corresponding successor system during the last 20 trading days prior to or after the date on which

declaration exercising the subscription or conversion rights was made. The terms and conditions of the bonds may also provide that the Corporation may elect to convert the bonds with warrants or convertible bonds not into new shares issued from the contingent capital, but rather into existing Corporation shares or listed shares of another company and that the subscription right will be met when such shares are delivered.

The terms and conditions of the bonds may also impose a subscription or conversion obligation at the end of the term (or at another point in time) or entitle the Corporation, upon the maturity of the convertible bonds (which includes maturity due to termination), to issue to the bond creditors shares in the Corporation or in another listed company as partial or total substitution of its obligation to pay the cash amount due. In this case, the subscription or conversion price may under the specific terms and conditions of the bond equal the average price of the Corporation's shares as quoted on the Xetra-Closing Auction in the Frankfurt Stock Exchange (or a comparable reference price in the successor trading system) during the last 20 trading days prior to or after the date of final maturity, even if this average price is below the aforementioned minimum price (80%). The pro-rata amount in the stock capital of the shares to be issued upon conversion may not exceed the face value of the bonds.

The Executive Board is authorized, subject to Supervisory Board approval, to stipulate the additional details concerning the issue and features of the bonds with warrants and/or convertible bonds - including the interest rate, issue price, maturity and denomination, the anti-dilution provisions, the subscription or conversion period - and the subscription or conversion price in accordance with the aforementioned, or to establish such details or prices with the consent of the governing bodies of the Corporation's group company issuing the bonds with warrants or convertible bonds.

b) Contingent Capital:

The stock capital will be conditionally increased by up to EUR 20,000,000 through the issuance of up to 20,000,000 new, no-par-value bearer shares representing a pro-rata amount in the stock capital equal to EUR 1.00 per share (Contingent Capital 2006). The contingent capital increase will permit the Corporation to grant to the holders of the warrants under the bonds with warrants the subscription rights and/or duties in accordance with the terms and conditions of the bonds with warrants and will also allow the Corporation to grant conversion rights and/or duties in accordance with the convertible bond terms and conditions to the holders of those convertible bonds, which are issued by the Corporation or a group company up to May 10, 2011 on the basis of the authorization resolution adopted by the General Meeting on May 11, 2006. The new shares will be issued at the subscription or conversion price to be computed in accordance with the aforementioned authorization resolution.

The contingent capital increase shall be carried out only in the event that the bonds with warrants or convertible bonds are issued and only to the extent that the holders of the warrants or convertible bonds exercise their subscription or conversion rights or the bondholders, who are obligated to subscribe or convert, discharge their conversion/subscription duties and only insofar as the contingent capital is required under the terms and conditions of the bonds with warrants and of the convertible bonds. The new shares, which are issued because the subscription or conversion rights are exercised or the subscription or conversion obligations are discharged, will have profit participation rights beginning in the fiscal year in which such shares were created.

The Executive Board is authorized, subject to Supervisory Board approval, to stipulate additional details concerning the implementation of the contingent capital.

c) Amendment of the Articles of Association

In § 4 (Stock Capital) of the Articles of Association the following section 7 shall be inserted:

"7. *The stock capital shall be conditionally increased by up to EUR 20,000,000, divided into no more than 20,000,000 no-par-value bearer shares (Contingent Capital 2006). The contingent capital increase will be implemented only to the extent that the holders of the subscription or conversion rights or the persons obligated to exercise the subscription or conversion duties based on the bonds with warrants or convertible bonds, which are issued or guaranteed by the Corporation or a group company of the Corporation pursuant to the authorization of the Executive Board by the shareholder resolution dated May 11, 2006, make use of their subscription or conversion right or, if they are obligated to exercise the subscription or conversion rights, they discharge their obligations to exercise the warrant or convert the bond. The new shares shall be issued at the respective subscription of conversion price to be established in accordance with the aforementioned authorization resolution. The new shares shall have profit participation rights beginning in the fiscal year in which they were created as a result of the exercise of the subscription or conversion rights or the discharge of the subscription or conversion obligations. The Executive Board is authorized, subject to Supervisory Board approval, to stipulate any additional details concerning the implementation of the contingent capital increase."*

d) The Executive Board shall be instructed to file the Contingent Capital as well as § 4 section 7 of the Articles of Association with the Commercial Register subject to the proviso that the entry with the Commercial Register shall be made only after the entry of the intended capital increase from retained earnings under Agenda Item 7 sub-section 1 and of the stock split under Agenda Item 7 sub-section 2 was effected.

Report of the Executive Board pursuant to § 221 section 4 sentence 2 and § 186 section 4 sentence 2 AktG concerning Agenda Item 10

The proposed authorization to issue bonds with warrants and/or convertible bonds with an aggregate face value of up to EUR 1,500,000,000 and to create the related contingent capital of up to EUR 20,000,000, in continuity of the authorization adopted on May 13, 2004 and the corresponding contingent capital, which shall be cancelled according to the proposal of the Management, shall expand the Corporation's opportunities (as more specifically defined below) for financing its business activities and shall permit the Executive Board, with the consent of the Supervisory Board, to utilize financing opportunities more flexibly and in a more timely manner in the best interests of the Corporation, particularly in the event that the conditions on capital markets are favorable.

In general, the shareholders have a statutory right to subscribe the bonds with warrants or convertible bond (§ 221 section 4 in connection with § 186 section 1 AktG). In order to facilitate the transaction, the Corporation intends to utilize the opportunity to issue the bonds with warrants and/or convertible bonds to a financial institution or a syndicate of financial institutions subject to the obligation that the bonds be offered to the shareholders in accordance with their subscription rights (indirect subscription right as defined in § 186 section 5 AktG). The exclusion of subscription rights for fractional amounts resulting from the conversion ratio will make it possible to utilize the requested authorization using whole (round) number amounts. This will simplify the handling of the shareholder subscription rights. The exclusion of the subscription rights in favor of the holders of conversion and subscription rights already issued has the advantage that the conversion or subscription price for the previously issued conversion or subscription rights will not need to be reduced, thus allowing a higher cash inflow. Thus, both cases of subscription rights exclusion will be in the best interest of both the Corporation and its shareholders. The issue price for the new shares must be equal to at least 80% of the price quoted on the stock exchange at the time the convertible bonds and/or bonds with warrants are issued, but this minimum issue price requirement will not apply to a conversion obligation. The prospect of charging a premium (which may increase over the life time of the bonds with warrants or convertible bonds) will provide an opportunity for adjusting the terms and conditions of the convertible bonds or bonds with warrants in order to factor in the relevant capital market conditions at the time these securities are issued.

The Executive Board is further authorized, subject to Supervisory Board approval, to fully exclude the shareholders' subscription rights, if the bonds with warrants and/or convertible bonds are issued at a price which is not significantly below the market value of these bonds. This authorization will provide the Corporation with an opportunity to quickly and on short notice exploit favorable market conditions and to

gain - through a more timely assessment of the conditions - better terms and conditions in setting the interest rate, the subscription or conversion price and the issue price of the bonds with warrants or convertible bonds. The ability to set conditions in accordance with the current market environment and to implement a smooth placement would not be possible if the subscription rights were maintained. However, § 186 section 2 AktG permits the subscription price to be published (and thus, with respect to convertible bonds or bonds with warrants, the terms and conditions of such bonds) up to the last but second day of the subscription period. Nevertheless, in view of the frequently observed volatility in the stock markets, a market risk will persist for several days, which leads to uncertainty discounts in setting the terms of the bond and results in conditions which are not in tune with the market environment. Even if the subscription rights were retained, given the uncertainty of the exercise of such rights (subscription behavior) the successful placement with third parties would be endangered or would trigger additional expenses. Finally, in granting subscription rights to its existing shareholders, the Corporation cannot - given the duration of the subscription period - react to favorable or unfavorable market conditions, and is instead exposed to declining stock exchange prices during the subscription period, which, in turn, could lead to less favorable opportunities for the Corporation to procure equity capital.

Pursuant to § 221 section 4 sentence 2 AktG, the provisions of § 186 section 3 sentence 4 AktG shall apply *mutatis mutandis* in the event that the subscription rights are completely excluded. The resolution must observe the parameters set forth in the aforementioned statutory provision, which limits the subscription right exclusion to 10% of the stock capital. Also the issue of shares from authorized capital and the issue of existing shares shall be calculated towards such 10%-limit, in the event that the respective issue is made while suspending shareholders' subscription rights pursuant to § 186 section 3 sentence 4 AktG. § 186 section 3 sentence 4 AktG further provides that the issue price may not be significantly below the stock exchange price of the shares listed on the stock exchange. This statutory provision is intended to ensure that there is no appreciable economic dilution of the share value. The issue, of whether such a dilutive effect will be triggered when the subscription rights-exempted convertible bonds or bonds with warrants are issued, can be assessed by calculating the hypothetical stock exchange price of the convertible bonds and/or bonds with warrants using recognized methods, in particular financial calculation methods and then comparing such results with the issue price. If, after a thorough examination, this issue price is not significantly below the hypothetical stock exchange price at the time that the convertible bonds or bonds with warrants are issued, then - in accordance with the meaning and purpose of § 186 section 3 sentence 4 AktG - the subscription rights may be excluded since the discount will be deemed merely insignificant. The resolution therefore provides that the Executive Board, prior to the issue of the convertible bonds or bonds with warrants, must conclude, following a thorough examination, that the stipulated issue price will not lead to any appreciable dilution of the share value. Such an effect would reduce the theoretical market value of a subscription right to almost zero, meaning that the shareholders would thereby not suffer any appreciable economic detriment as a result of the subscription right exclusion. If the Executive Board deems it reasonable in any given situation to seek the advice of professionals, then it may rely on the support of experts. The banks underwriting the public offering may provide the Executive Board with assurances in an appropriate form that no appreciable dilution of the share value is anticipated. This representation may be confirmed and acknowledged by an independent investment bank or independent professional.

Irrespective of any such examination by the Executive Board, the establishment of market-oriented terms and conditions and the concomitant avoidance of any appreciable dilution of share value will be guaranteed in the event a book-building procedure is conducted. Although under such procedures the bonds with warrants and convertible bonds are offered at a fixed issue price, the individual terms and conditions of the bonds with warrants or convertible bonds (e.g. interest rate and conversion or subscription price) will be established on the basis of the purchase orders issued by investors. Accordingly, the total value of the bonds will be determined in accordance with market factors. This procedure will ensure that there will be no appreciable dilution of the share value as a result of the subscription rights exclusion.

Moreover, the shareholders will always have an opportunity to maintain their share of the Corporation's stock capital - even following the exercise of the conversion or subscription rights - by simply purchasing the shares on the open stock exchange. On the other hand, the Corporation's authorization to exclude subscription rights will enable it to set terms which are consistent with the prevailing market conditions, to create the highest degree of certainty in its ability to place the securities with third parties, and to exploit favorable market conditions on short notice.

The Executive Board Report, which must be submitted to the General Meeting pursuant to § 221 section 4 sentence 2 AktG in connection with § 186 section 4 sentence 2 AktG and which has been completely reprinted above, is available for inspection at the Corporation's business offices beginning on the date that notice of the General Meeting is made and will be available for inspection during the General Meeting itself. Upon request, a copy of the Report will be furnished to each shareholder. Furthermore, the Report is made available in the internet at www.adidas-Group.com/agm.

[11] Resolution granting the authorization to repurchase and use the Corporation's own shares pursuant to § 71 section 1 no. 8 AktG while revoking the existing authorization

Executive Board and Supervisory Board propose to resolve as follows:

1) The Executive Board is authorized, for any lawful purpose and within the legal frame pursuant to the following terms and conditions, to repurchase the Corporation's own shares up to an amount totaling 10% of the stock capital valid as of the date of entry with the Commercial Register of the capital increase from retained earnings proposed for resolution to the General Meeting of May 11, 2006 (Agenda Item 7) or – if this amount is lower – as of the date on which the aforementioned authorization has been exercised. The authorization shall become effective on May 11, 2006 and shall continue in effect until November 10, 2007. The authorization may be used by the Corporation but also by its group companies or by third parties on their account or the account of the Corporation.

The repurchase will be carried out via the stock exchange, through a public repurchase offer made to all shareholders or through a public invitation made to all shareholders to tender offers for sale.

In the event the repurchase is carried out via the stock exchange, the consideration per share paid by the Corporation (excluding incidental purchasing costs) may not be more than 5% higher or lower than the average stock exchange price for the Corporation's shares as established in the closing auction of the Xetra-Trading System (or a comparable successor system) on the Frankfurt Stock Exchange during the three trading days immediately preceding the repurchase obligation.

In the event of a public repurchase offer, the consideration per share paid by the Corporation (excluding incidental purchasing costs) may not be more than 15% higher or lower than the average stock exchange price for the Corporation's shares as established in the closing auction of the Xetra-Trading System (or a comparable successor system) on the Frankfurt Stock Exchange between the sixth and third trading day prior to the publication of the public repurchase offer.

In the event of an invitation directed to all shareholders to submit offers for sale, the consideration per share paid by the Corporation (excluding incidental purchasing costs) may not be more than 15% higher or lower than the average stock exchange price for the Corporation's shares as established in the closing auction of the Xetra-Trading System (or a comparable successor system) on the Frankfurt Stock Exchange on the last three trading days prior to the acceptance of the offers for sale.

If the public repurchase offer or a public invitation to submit offers for sale is over-subscribed, the acceptances thereof must be done on the basis of pro-rata interests. The Corporation may provide for preferential acceptance of smaller units of up to 100 tendered shares per shareholder and for a rounding of fractional amounts in accordance with general commercial principles.

2) The Executive Board is authorized to use the shares repurchased in accordance with this authorization as follows:

a) Subject to Supervisory Board approval, they may be sold on the stock exchange or through a public offer to all shareholders. Furthermore, subject to Supervisory Board approval, they may also be sold in a different manner, provided the shares are sold in exchange for a cash payment and at a price that, at the time of the sale, is not significantly below the stock exchange price of the Corporation's shares with the same features. The pro-rata amount of the stock capital, which is attributable to the aggregate number of shares sold under this authorization, together with the pro-rata amount of the stock capital attributable to the new shares that will be issued after the date on which the shareholders' resolution concerning this authorization was adopted (i.e. since May 11, 2006), on the basis of any authorizations to issue shares from authorized capital subject to the exclusion of

subscription rights pursuant to § 186 section 3 sentence 4 AktG, and together with the pro-rata amount of the stock capital that is attributable to the bonds with warrants and/or convertible bonds, which are linked to subscription or conversion rights on shares that are issued on the basis of any authorizations pursuant to §§ 221 section 4, 186 section 3 sentence 4 AktG after the date on which the shareholders' resolution concerning these authorizations was adopted, may not exceed a total of 10% of the Corporation's stock capital valid as of the date of entry with the Commercial Register of the capital increase from retained earnings proposed for resolution to the General Meeting of May 11, 2006 (Agenda Item 7) or – if this amount is lower – as of the date on which the aforementioned authorization has been exercised.

b) Subject to Supervisory Board approval, they can be offered and assigned to third parties for purposes of directly or indirectly acquiring companies, corporate divisions, or participations in enterprises.

c) Subject to Supervisory Board approval, they can be offered and sold as payment or consideration for the assignment or licensing of intellectual property rights or intangible property rights in athletes, sports clubs or other third parties (including patents, trademarks, names and logos) to the Corporation or one of its subsidiaries for purposes of marketing and developing the products of the adidas Group.

d) They may be used for purposes of meeting the subscription or conversion rights or conversion obligations arising from the bonds with warrants and/or convertible bonds that have been or will be issued by the Corporation or a direct or indirect subsidiary of the Corporation in accordance with the authorization granted by the Annual General Meeting of May 8, 2003 or of May 11, 2006.

e) They can be used for purposes of meeting the Corporation's obligations arising from the Management Share Option Plan 1999 (MSOP) in its valid version adopted by the shareholders on May 20, 1999 and amended by the shareholders' resolutions of May 8, 2002 and May 13, 2004 as well as by the shareholders' resolution of May 11, 2006. Insofar as obligations exist towards members of the Executive Board of the Corporation, the Supervisory Board shall have the sole responsibility.

f) Furthermore, subject to Supervisory Board approval, they may be redeemed and cancelled without a further shareholders' resolution on the redemption or the cancellation.

3) The Supervisory Board shall be authorized to use the shares repurchased by the Corporation, provided such shares do not have to be used for a different specific purpose and while ensuring that the compensation remains at a reasonable level (§ 87 section 1 AktG), as follows:

They can be assigned or unconditionally promised to members of the Executive Board of the Corporation as compensation in the shape of a stock bonus, subject to the proviso that the assignment of such shares or, in the event of an unconditional promise, of the rights arising from such promise, by the respective member of the Executive Board is not permitted within a period of at least two years from the date of assignment or upon unconditional promise from the date of the promise (retention period) and further subject to the proviso that it is not permitted to carry out hedging transactions, by which the economic risk for the development of the stock exchange price during the retention period is partially or completely assigned to third persons. For the assignment of the shares or respectively at the date of the unconditional promise, the respective current stock exchange price (based on an average value to be determined by the Supervisory Board at short notice) shall be considered.

4) The rights of shareholders to subscribe the Corporation's own shares will be excluded to the extent that such shares are utilized pursuant to the aforementioned authorizations defined in sub-sections 2) a) through e) and 3).

5) The authorizations to repurchase, sell or otherwise redeem and cancel the Corporation's own shares may be exercised independently, once or several times, either in whole or in part.

6) The authorization to repurchase the Corporation's own shares which was granted pursuant to the shareholders' resolution of May 4, 2005 shall end with the taking effect of this new authorization. This shall not apply to the authorizations granted in the aforementioned shareholders' resolution regarding the use of possibly acquired own shares.

Report of the Executive Board pursuant to § 71 section 1 no. 8, § 186 section 4, sentence 2 AktG concerning Agenda Item 11:

Under Agenda Item 11, Executive Board and Supervisory Board propose that the Corporation be authorized, pursuant to § 71 section 1 no. 8 AktG and in accordance with customary corporate practices, to repurchase on or before November 10, 2007, its own outstanding shares up to a total of 10% of the stock capital valid as of the date of entry with the Commercial Register of the capital increase from retained earnings proposed for resolution to the General Meeting of May 11, 2006 (Agenda Item 7) or – if this amount is lower – as of the date on which the aforementioned authorization has been exercised. Since the current authorization granted under the shareholders' resolution of May 4, 2005 will expire on November 3, 2006, a new authorization shall

be granted already on occasion of this Annual General Meeting and the existing authorization shall be revoked.

In repurchasing the Corporation's own shares, the principle of non-discrimination under § 53a AktG must be observed. The proposed repurchase of shares either on the stock exchange, through a public repurchase offer or through a public invitation to submit offers for sale adheres to this principle. If the public offer is over-subscribed, the acceptances thereof must be done on the basis of pro-rata interests. The Corporation may provide for preferential acceptance of smaller units of up to 100 tendered shares per shareholder as well as a rounding of fractional amounts in accordance with general commercial principles. These prospects are intended to avoid any fractional amounts when establishing the percentages for repurchase and any residual amounts and therefore serves to facilitate and simplify technical settlement.

Under the proposed authorization, the Corporation's own shares, which it has repurchased from its shareholders, may either be redeemed and cancelled – thereby reducing the Corporation's capital – or resold through a public offer made to all shareholders or through transactions on the stock exchange. With respect to the latter two possibilities for selling the repurchased Corporation's shares, the shareholders' right of non-discrimination will be respected during the sale.

1) In compliance with the statutory rule set forth in § 71 section 1 no. 8 sentence 5 AktG, the proposed authorization also provides that the Executive Board, subject to Supervisory Board approval, may sell the repurchased shares in a manner other than through a sale on the stock exchange or an offer made to all shareholders if the repurchased Corporation's shares are sold in exchange for a cash payment in accordance with § 186 section 3 sentence 4 AktG at a price that – as of the date of sale – is not significantly below the stock exchange price for the Corporation's shares with the same features. Date of sale shall be considered the date of the entering into the assignment agreement, even if such is still subject to the fulfillment of certain conditions, or the date of the assignment itself if it is not preceded by a particular assignment agreement or if it is determined in the assignment agreement as the essential date. The final sales price for the Corporation's own shares will be established based on the aforementioned rules immediately prior to the sale of the Corporation shares.

   The prospect of selling in a form other than on the stock exchange or through an offer made to all shareholders is in the best interest of the Corporation and the shareholders since the sale of shares to institutional investors, for example, will attract additional domestic and foreign shareholders. In addition, the Corporation will then be in a position to restructure its own equity capital to meet its respective business needs and to react quickly and flexibly to a more favorable stock market environment. The property interests and voting rights of the shareholders will be respected. In view of the small volume, the shareholders will not suffer any detriment since the shares sold subject to the exclusion of the shareholders' subscription rights may be sold only at a price, which - as of the date of the sale - is not significantly below the stock exchange price for the Corporation's shares with the same features. When exercising the authorization, any other issue of shares or of subscription or conversion rights, in the event such were issued subject to the

exclusion of subscription rights according to § 186 section 3 sentence 4 AktG, has to be considered. Accordingly, interested shareholders may on approximately the same terms and conditions purchase on the stock exchange the number of shares required to maintain their respective shareholding ratio.

2) The Corporation shall also be able to offer its own shares as consideration in connection with mergers and (even the indirect) acquisition of companies, corporate divisions or participations.

The price at which the Corporation's own shares are used in any such case will depend on the timing and respective circumstances of the individual case. The Executive Board and the Supervisory Board shall act in the best interests of the Corporation in setting the price.

Historically, the Executive Board has continuously reviewed opportunities for the Corporation to purchase companies or participations in companies which are involved in the business of producing and selling sports or leisure goods or are otherwise involved in the sports or leisure industry. The purchase of such participations or companies in exchange for its own shares is in the Corporation's best interest if the purchase solidifies or strengthens the market position of the adidas Group or makes possible or facilitates the access to new business sectors. In order to quickly and flexibly react to the interest of a seller or of the Corporation in a payment in the form of shares of the Corporation if such agreements are successfully completed, the Executive Board must – to the extent that there is no access to authorized capital – have the authority, subject to Supervisory Board approval, to grant own shares of the Corporation (while excluding the shareholders' subscription rights) as a means of payment. Since the volume of own shares will be limited and the shares shall be issued at a price that is based on the stock exchange price, the interested shareholders will have an opportunity, at about the same time as the Corporation's own shares are sold for the aforementioned purposes of acquiring companies or participations and the shareholders' subscription rights are excluded, to purchase additional shares on the stock exchange at the stock market price and to a large extent on comparable terms and conditions.

Based on the aforementioned considerations, the Executive Board believes that the proposed sale of the Corporation's own shares is in the best interest of the shareholders, which can in any individual case justify the exclusion of the shareholders' subscription rights. The Executive Board and Supervisory Board will therefore review each individual acquisition and will consider whether a purchase in exchange for the issuance of the Corporation's own shares, subject to the exclusion of the shareholders' subscription rights, will be in the prevailing interests of the Corporation.

3) Furthermore, the Corporation shall have the opportunity to use its own shares as consideration for the transfer of intellectual property rights or intangible property rights of athletes and sports clubs, such as trademarks, names and logos, to the Corporation or one of its subsidiaries for purposes of marketing the products of the adidas Group. In addition, the Corporation's own shares shall serve as consideration for the direct or indirect acquisition of licenses in

such rights by the Corporation. Moreover, the Corporation shall also be able to use its own shares for purchasing patents and patent licenses, the exploitation of which would be in the Corporation's interest for purposes of marketing and developing existing and new products of the adidas Group.

In the event that athletes, sports clubs and third parties, who hold rights in intellectual property rights and intangible property rights relating to the athletes and sports clubs, and patent holders are prepared to transfer or license such rights only in exchange for shares or, in the case of cash payments, only at significantly higher prices, the Corporation has to be in a position to react to such a situation in an appropriate way. The valuation of intangible property rights or license rights will be made on the basis of market conditions in the event that the Corporation's own shares are used for their purchase. The shares to be granted by the Corporation will be valued on the basis of the stock exchange price for such shares.

The Executive Board continuously negotiates with various clubs in Germany and abroad on sponsoring agreements, which are intended to permit the Corporation to exploit the known names and logos of such clubs under a license in order to help market the products of the adidas Group. If clubs during these negotiations insist on being paid in the form of shares of the Corporation, the Executive Board must have the option, subject to Supervisory Board approval and provided access to authorized capital should not be available, to grant the Corporation's own shares as consideration while excluding the shareholders' subscription rights. The Corporation also has to have the option to purchase direct or indirect licenses in the names or other personal trademarks of athletes with shares.

Furthermore, the Executive Board considers it possible that there will be opportunities for the Corporation, in exchange for shares of the Corporation, to purchase directly or indirectly patents or licenses in patent rights, the exploitation of which will be in the Corporation's best interests for the products that the adidas Group currently has, currently develops or plans to develop in the future. Also in this respect, the Executive Board must have the opportunity, subject to Supervisory Board approval, to issue shares of the Corporation as consideration for the assignment of such patents or for the granting of patent licenses, in the event the patent holder wishes to be paid in the form of stock or in the event such is in the best interest of the Corporation.

The purchase of licenses, patents or other industrial/intangible property rights of clubs, athletes or patent holders will be carried out either by the Corporation or by one of its subsidiaries. If necessary, the purchase shall be made not from the relevant club or athlete directly but rather from companies or third parties who have purchased the relevant rights from the club or athletes. It is also conceivable that the consideration to be paid by the Corporation will consist of both stock and cash (royalties).

The evaluation of the licenses or patents and other industrial/ intangible property rights to be acquired by the Corporation directly or indirectly shall be carried out in accordance with market-oriented principles, if necessary, on the basis of an expert valuation. The evaluation of the shares to be granted by the Corporation shall be linked with the stock exchange price. Shareholders who wish to maintain their shareholding ratio in the Corporation may therefore do so through acquisition of further shares on the stock exchange at essentially comparable conditions.

The granting of shares in the aforementioned cases will be in the best interests of the Corporation if the use and exploitation of the licenses or patents and any other intellectual/intangible property rights promises significant advantages for the Corporation in the marketing and promotion and/or development of its products and a purchase of the license or intellectual property rights in return for cash is not possible or is possible only at a higher price and at a disadvantage to the Corporation's liquidity and cash flow. The Executive Board shall on case-by-case basis review and consider the aforementioned when deciding whether to grant own shares.

The decision of whether to grant own shares of the Corporation as consideration for the aforementioned opportunities for purchasing companies, participations, patents and other intellectual/intangible property rights and the corresponding license rights, shall be made on a case-by-case basis by the Executive Board, subject to Supervisory Board approval, taking into consideration the Corporation's interests in any specific transaction, the actual necessity for granting the shares, and the valuation thereof.

Thus, the authorization to repurchase and sell the Corporation's own shares in respect of such opportunities serves the same purpose as the Authorized Capital III according to § 4 section 3 of the Corporation's Articles of Association (now Authorized Capital 2005/II). The Corporation thus has the possibility to acquire companies, participations, patents and other intellectual/intangible property rights and license rights with shares either previously repurchased by the Corporation or issued from the Corporation's authorized capital reserve. With respect hereto, the Executive Board decides, subject to Supervisory Board approval, whether to use the Corporation's own shares repurchased on the basis of this authorization or the shares issued from the authorized capital under § 4 section 3 of the Articles of Association.

4) In addition, the Corporation shall have the opportunity to use its own shares to perform on the subscription or conversion rights and conversion obligations based on certain bonds with warrants and/or convertible bonds issued by the Corporation or any of its direct or indirect subsidiaries.

The proposed resolution does not lead to the creation of a new or further authorization to issue bonds with warrants or convertible bonds. It merely has the purpose to enable the Management to service subscription rights or conversion rights or conversion obligations, which have already been or will be issued on the basis of other authorizations, with own shares instead of using the other available amounts of contingent capital, provided, on case-by-case basis and upon examination by the Executive Board and the Supervisory

Board, such is in the interest of the Corporation. Subscription or conversion rights or conversion obligations, which are considered appropriate for servicing with own shares in accordance with the proposed authorization, are (i) bonds with warrants and convertible bonds which can be issued on the basis of the authorization granted by the Annual General Meeting of May 8, 2003 in the version of the authorization granted by the Annual General Meeting of May 11, 2006 (Authorization 2003), (ii) the Convertible Bonds issued in the fiscal year 2003 by adidas-Salomon International Finance B.V, Amsterdam (now: adidas International Finance B.V.), under the Corporation's guarantee on the basis of the Authorization 2003 in the aggregate principal amount of EUR 400,000,000 (Convertible Bonds 2003), and (iii) bonds with warrants and convertible bonds, which will be issued on the basis of the authorization proposed for resolution to the Annual General Meeting on May 11, 2006.

5) Finally, the Corporation should have the opportunity to use its own shares to perform on the stock options arising from the Management Share Option Plan 1999 (MSOP). Such opportunity shall be granted along with the already existing possibility to service such stock options with shares issued from a contingent capital resolved upon together with the MSOP on May 20, 1999. The decision whether the Beneficiaries will be offered or assigned shares from the contingent capital or from the stock of repurchased own shares will be made by the Corporation on a case-by-case basis depending on the respective liquidity and market situation. The possibility to service stock options arising from the MSOP with own shares does not lead to the creation of a new share option plan or to an amendment of the MSOP.

The total volume of the formerly issued stock options of the MSOP only amounted to approximately 3% of the Corporation's stock capital; with 936,605 stock options already exercised by February 28, 2006, the claims from stock options still outstanding only amount to approx. 0.13% of the Corporation's current stock capital. There is therefore no significant dilution of the shareholders' stock if the stock options are serviced with own shares of the Corporation. Furthermore, stock options may only be exercised if the stock market price of the Corporation's shares in absolute terms significantly increased or if the stock market price has developed more favorably than the stock market prices of the shares of the major competitors. The performance discount to be deducted from the exercise price, if necessary, only applies if the performance objectives have not only been met but even exceeded and the stock market price of the Corporation's shares in absolute terms and/or in relative terms in comparison to the major competitors has developed clearly positive. The extent of the compensation to be paid to the executives within the scope of the MSOP is therefore directly connected with the extent to which the performance objectives have been exceeded.

6) The German Corporate Governance Code contains in sub-section 4.2.3 the recommendation that the variable compensation components of the Executive Board members inter alia shall contain components with long-term incentive effects and risk character. In accordance with the German Corporate Governance Code, this applies particularly to shares with a waiting period of several years.

The authorization under section 3) takes this into account. It enables the Supervisory Board – as already by resolution of the previous annual general meetings – to pay out management bonuses in the form of stocks. As the authorization may only be used provided a reasonable level of compensation is ensured (§ 87 section 1 AktG) and further provided that an appropriate legal and economic minimum waiting period is determined and that the shares shall be granted and assigned at the respective current stock exchange price, it is ensured that the shareholders' subscription right is excluded only to an appropriate extent and in the best interest of the Corporation. The Executive Board members who receive shares as compensation on this basis have an additional interest in achieving an increase in value of the Corporation expressed by the stock exchange price. They also bear the foreign exchange risk, however. This form of compensation therefore has risk character. The same shall apply if the shares as part of the compensation are not immediately assigned but, with regard to the fact that there is no possibility to sell such shares anyway, are first only promised unconditionally. Even then, the risk for the further stock exchange price development is borne by the members of the Executive Board.

The further details are determined by the Supervisory Board within the scope of its legal responsibilities. It particularly decides whether, when and to what extent it will use the authorization (§ 87 section 1 AktG). The Supervisory Board is also responsible for the observance of any further requirements of the German Corporate Governance Code. In view of the statutory distribution of responsibilities, the Supervisory Board, however, does not have the possibility as representative of the Corporation to acquire shares of the Corporation itself for the purpose of compensating the Executive Board or to ask the Executive Board to acquire such own shares on its behalf. If therefore there are no such shares available, the authorization cannot be used. This does not exclude that the recommendation of the German Corporate Governance Code may in such a case be followed by different means.

The Executive Board Report, which is submitted to the General Meeting in accordance with § 71 section 1 no. 8 and § 186 section 4 sentence 2 AktG and which is reprinted above in its complete form, will be available for inspection at the Corporation's business premises beginning on the date of the convocation of the General Meeting and at the General Meeting itself. Upon request, a copy of the Report will be sent to each shareholder free of charge. Furthermore, the Report can be accessed via Internet at www.adidas-Group.com/agm.

[12] Resolution on the Amendment of § 4 section 8 (Stock Capital; Change of Wording) and § 10 (Duties and Rights of the Supervisory Board) of the Articles of Association

Pursuant to § 179 section 1, sentence 2 AktG, the General Meeting may grant the Supervisory Board the authorization to amend the Articles of Association, as far as it concerns only the wording. Up until now, this has only been effected through § 4 section 8 of the Articles of Association (§ 4 section 9 following the entry with the Commercial Register of the resolutions resolved under Agenda Item 9) for changes of the wording which become necessary due to the issue of new shares from authorized or contingent capital. Experience has shown that this is not sufficient. The Supervisory Board shall

therefore be granted this authorization with regard to any amendments of the wording of the Articles of Association. It it thus intended to provide for such authorization in connection with the other duties and rights of the Supervisory Board according to § 10 of the Articles of Association.

Executive Board and Supervisory Board therefore propose to resolve as follows:

1) § 4 section 8 of the Articles of Association shall be deleted. Sections 9 and 10 of § 4 of the Articles of Association shall become sections 8 and 9 (respectively sections 9 and 10 following the coming-into-effect of the resolution under Agenda Item 9 of the General Meeting of May 11, 2006).

2) § 10 section 1 of the Articles of Association shall be amended to read as follows:

> *"1. The Supervisory Board shall have all duties and rights which are allocated to it by law, the Articles of Association or otherwise. The Supervisory Board shall be entitled to make amendments of the Articles of Association concerning only the wording."*

[13] Appointment of the Auditor and the Group Auditor for the fiscal year 2006

The Supervisory Board proposes to appoint KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as Auditor and Group Auditor for the fiscal year 2006.

Participation in the General Meeting

Following the coming-into-effect of the German Act on Corporate Integrity and Modernization of the Right of Challenge *(Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts - UMAG)* on November 1, 2005, the conditions for the entitlement of shareholders to participate in the General Meeting and to exercise their voting rights were amended. Until the Corporation's Articles of Association are amended in accordance with UMAG, which is to be resolved upon by the General Meeting on May 11, 2006, along with the new statutory provisions the formerly valid provisions of the Articles of Association continue to apply, however, subject to certain modifications resulting from UMAG.

This means that with regard to the Annual General Meeting on May 11, 2006, there are two different possibilities how shareholders may receive the authorization to participate in the General Meeting and exercise their voting rights. In this case, it shall suffice that one of the following alternative conditions is fulfilled:

Participation in the General Meeting through deposit of the shares

Only those shareholders who deposit their shares until April 20, 2006. 00:00 hrs, at the latest, with the Corporation, a German notary, a bank for central depository of securities or Dresdner Bank AG, and who leave them there until the end of the General Meeting, are entitled to participate in the General Meeting, to submit motions and to exercise their voting rights.

For the purpose of depositing shares, it shall also be deemed sufficient if the shares are blocked for them at a credit institution until the end of the General Meeting with the consent of the respective depository person or entity.

In case the shares are deposited with a German notary or a bank for central depository of securities, the confirmation to be issued thereon shall be submitted to the Corporation no later than on May 5, 2006 at the following address:

adidas-Salomon AG
c/o Dresdner Bank AG
OSS SO Hauptversammlungen
Jürgen-Ponto-Platz 1
60301 Frankfurt am Main
Germany
Fax No.: +49 (0) 69 263 15 263
E-Mail: tbhvservice@dresdner-bank.com

Following the due deposit of shares, the shareholders will receive entrance tickets for the General Meeting.

Participation in the General Meeting through providing a record of share ownership

In accordance with § 123 section 3 AktG in the version according to UMAG, also those shareholders are entitled to participate in the General Meeting and to exercise their voting rights, who prove their authorization by means of a special written record of share ownership to be issued by the depository. The record shall refer to April 20, 2006 (00:00 hrs) and shall reach the Corporation at

adidas-Salomon AG
c/o Dresdner Bank AG
OSS SO Hauptversammlungen
Jürgen-Ponto-Platz 1
60301 Frankfurt am Main
Germany
Fax No.: +49 (0) 69 263 15 263
E-Mail: tbhvservice@dresdner-bank.com

by May 4, 2006 (24:00 hrs).

Following the due receipt of the record of share ownership, the shareholders will receive entrance tickets for the General Meeting. To ensure the timely receipt of the entrance tickets, we kindly ask our shareholders to send their record of share ownership in due time.

Exercise of Voting Rights

Shareholders who do not wish to participate personally in the General Meeting may also exercise their voting rights through authorized representatives, e.g. through a bank administrating securities accounts or through a shareholders' association or any different person of their choice. The powers of representation have to be granted in writing.

As special service, the Corporation offers to its shareholders, to authorize already before the General Meeting proxies appointed by the Corporation but bound to observe the instructions of the shareholders to exercise their voting rights.
If such power is granted to the proxies appointed by the Corporation, instructions on how to exercise the voting rights have to be given to the proxies in any case. Without such instructions, the power will be invalid. The proxies are bound to vote in accordance with the instructions.

Powers of representation and voting instructions can be given to the proxies appointed by the Corporation not only in writing but also by facsimile, or, in accordance with the procedure determined by the Corporation, electronically via Internet, subject to the technical availability of the website at the address www.adidas-Group.com/agm. Powers and instructions can be granted or changed via Internet still during the course of the General Meeting until the end of the general debate.

Those shareholders who wish to grant a power of representation to a person of their choice or to the proxies appointed by the Corporation require an entrance ticket to the General Meeting to do so. Such entrance ticket will be issued only upon the meeting of the participation requirements by the shareholder through fulfilment of one of the above two conditions.

Details with regard to the granting of powers and instructions to the proxies appointed by the Corporation are explained on an information leaflet which will be sent to the shareholders together with the entrance tickets. The according information can also be found on the Internet at www.adidas-Group.com/agm.

Internet Transmission of the General Meeting

Unless for technical reasons the transmission is only possible to a limited extent or not at all, all shareholders and other interested persons can follow the General Meeting on May 11, 2006 from 10.30 hours in its full length live at www.adidas-Group.com/agm. The opening speech of the Chairman of the General Meeting as well as the speech of the Chairman of the Executive Board will be available on the Corporate website also after the General Meeting. Furthermore, following the General Meeting, the presentations held during the General Meeting as well as the results of the votes can be found on the Corporation's website.

Inquiries and Motions of Shareholders

Countermotions against a proposal of the Executive Board and/or of the Supervisory Board on a specific item of the agenda pursuant to § 126 section 1 AktG or nominations made by shareholders pursuant to § 127 AktG shall be sent exclusively to the following address together with a proof of the person's capacity as shareholder:

adidas-Salomon AG
Legal Department
Adi-Dassler-Platz 1 - 2
91074 Herzogenaurach
Germany

Fax No.: +49 (0) 9132 84 3219
E-Mail: agm2006@adidas.de

Countermotions or nominations received in due time at the above address will be made available to the other shareholders in accordance with statutory provisions through the Internet at www.adidas-Group.com/agm. Motions or nominations addressed differently will not be considered.

Herzogenaurach, March 2006

adidas-Salomon AG
The Executive Board

Exemption No 82-4278
Attachment No. 6

adidas
GROUP

adidas-Salomon AG
Herzogenaurach

- Security Identification Number 500 340 -
- ISIN: DE0005003404 -

Announcement of Distribution of a Dividend

The Annual General Meeting of May 11, 2006 has resolved to distribute a dividend for the fiscal year 2005 in the amount of EUR 1.30 per no-par-value share on the stock capital per 31 December 2005 of EUR 129.950.092,80.

As no physical share certificates have been issued, the payment of the dividend will be carried out as of May 12, 2006 by Clearstream Banking AG, Frankfurt am Main, via the depositary banks after a deduction of 20% withholding tax and 5.5% solidarity tax payable on such withholding tax (total deduction of 21.1 %).

The withholding tax and the solidarity tax payable on such withholding tax will be credited against the income tax or withholding tax of shareholders residing in Germany.

The withholding tax and solidarity tax shall not be deducted for those shareholders who have submitted to their depositary banks a "non-assessment note" ("Nicht-Veranlagungsbescheinigung") issued by their responsible tax authority. The same shall fully or partially apply to those shareholders who have provided their depositary bank with a "certificate of tax exemption" ("Freistellungsauftrag"), insofar as the volume of the exemption stated therein has not already been used up by other income from capital.

For shareholders residing in Germany, the taxation of the dividend shall be carried out in accordance with the regulations of the income tax laws (half-income procedure) or resp. of the corporation income tax laws.

Central paying agency shall be Dresdner Bank AG.

Herzogenaurach, May 2006

adidas-Salomon AG
The Executive Board

adidas GROUP

scoring on all fields

First Quarter Report 2006



Contents

adidas Group Segmental Information € in millions

	1st Quarter 2006	1st Quarter 2005	Change
adidas			
Net sales	**1,776**	1,512	17.4%
Gross profit	**828**	713	16.1%
Operating profit	**279**	258	8.4%
Number of employees at end of period	**12,928**	11,078	16.7%
Reebok			
Net sales[1]	**454**	–	–
Gross profit[1]	**162**	–	–
Operating profit[1]	**17**	–	–
Number of employees at end of period	**7,992**	–	–
TaylorMade-adidas Golf[2]			
Net sales	**201**	149	34.5%
Gross profit	**86**	64	35.0%
Operating profit	**2**	(1)	549.6%
Number of employees at end of period	**1,284**	1,230	4.4%

1) Only includes two months of the three-month period.
2) 2006 figures include Greg Norman apparel business.

Q1 Net Sales € in millions


2002 1,638
2003 1,669
2004[1] 1,505
2005[1] 1,674
2006[2] 2,459

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

Q1 Net Income Attributable to Shareholders € in millions


2002 43
2003 51
2004[1] 72
2005[1] 105
2006[2] 144

1) Includes continuing and discontinued operations.
2) Including Reebok business segment from February 1, 2006 onwards.

Financial Highlights (IFRS)[1]

	1st Quarter 2006[2]	1st Quarter 2005	Change
Operating Highlights (€ in millions)			
Net sales	**2,459**	1,674	46.9%
Operating profit	**248**	205	21.1%
Net income attributable to shareholders[3]	**144**	105	36.9%
Key Ratios (%)			
Gross margin	**45.0**	48.1	(3.0pp)
Operating expenses as a percentage of net sales	**35.6**	36.5	(0.9pp)
Operating margin	**10.1**	12.2	(2.1pp)
Effective tax rate	**31.8**	32.9	(1.1pp)
Net income attributable to shareholders[3] as a percentage of net sales	**5.8**	6.3	(0.4pp)
Operating working capital as a percentage of net sales	**25.4**	25.4	0.0pp
Equity ratio	**29.9**	36.4	(6.5pp)
Financial leverage	**106.4**	41.0	65.4pp
Balance Sheet and Cash Flow Data (€ in millions)			
Total assets	**9,275**	4,683	98.1%
Inventories	**1,586**	917	72.9%
Receivables and other current assets	**2,488**	1,587	56.7%
Working capital	**2,022**	1,874	7.9%
Net borrowings	**2,952**	700	321.5%
Shareholders' equity	**2,774**	1,707	62.5%
Capital expenditure	**45**	29	54.4%
Net cash used in operating activities[4]	**(281)**	(11)	(2,426.0%)
Per Share of Common Stock (€)			
Basic earnings per share[3]	**2.83**	2.29	23.7%
Diluted earnings per share[3]	**2.67**	2.15	24.1%
Operating cash flow per share from continuing operations	**(5.53)**	(2.69)	(105.6%)
Share price at end of period	**163.19**	122.42	33.3%
Other (at end of period)			
Number of employees	**24,558**	14,591	68.3%
Number of shares outstanding	**50,817,055**	45,940,050	10.6%
Average number of shares	**50,815,212**	45,935,547	10.6%

Rounding differences may arise in percentages and totals.
1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005 unless otherwise stated.
2) Including Reebok business segment from February 1, 2006 onwards.
3) Includes income from continuing and discontinued operations.
4) Includes discontinued operations.

Operational and Sporting Highlights First Quarter 2006

January To underscore the adidas Group's new brand-driven structure, Erich Stamminger and Paul Harrington are named President and CEO of the adidas and Reebok brand respectively.

January Footwear News names the Reebok "I Am What I Am" campaign the "Best Advertising Campaign of the Year".



January adidas athlete Haile Gebrselassie shatters the World Half Marathon record by 21 seconds at the P.F. Chang's Rock'n'Roll Arizona Marathon in Phoenix, Arizona, USA.



January adidas-Salomon AG closes its acquisition of Reebok International Ltd. providing the new adidas Group with a footprint of around € 9.5 billion in the global athletic footwear, apparel and hardware markets.

February With the completion of the launch of the participating federations' away jerseys, adidas takes its next step towards the 2006 FIFA World Cup™.



February More than 500 athletes compete at the 2006 Turin Winter Olympics in the newly designed adidas Olympic range, underlining adidas' position as the true Olympic brand.



February The world's first intelligent basketball shoe debuts with superstar Tim Duncan wearing a pair during the NBA All-Star Game weekend in Houston, Texas, USA.



February adidas introduces a football footwear revolution: the first ever modular football boot, +F50 TUNIT™.

February TaylorMade-adidas Golf Tour Staff professional Loren Roberts becomes the first player in Champions Tour history to win the first three official events on the schedule.



March adidas is honored with the prestigious Advertiser of the Year award at the 53rd Lions International Advertising Festival in Cannes.



March adidas and Stella McCartney extend their successful collaboration to the year 2010 and present the Fall/Winter 2006 collection in Aspen, Colorado, USA, introducing Wintersports as a new category.



March Reebok sponsored athlete Amélie Mauresmo, winner of the Australian Open, becomes the world number one tennis player.



Herbert Hainer

for our shareholders

2006 is set to be an exciting and busy year for the adidas Group. Having completed the Reebok acquisition on January 31, the Group has made the integration and strengthening of that brand a key focus for the rest of the year. adidas is also already seeing the powerful impact of its World Cup activities, both in results and brand positioning. As a sponsor of the tournament, which starts in Germany next month, adidas is optimally positioned to be front and center at the biggest sporting event in the world.

In the following interview, Herbert Hainer, Chairman and CEO of adidas-Salomon AG, reviews the first quarter as well as his strategic vision and priorities for the remainder of 2006 and beyond.

Mr. Hainer, adidas and TaylorMade-adidas Golf again delivered strong results. What were the main drivers of this performance and what expectations do you have for the remainder of the year?

It's clear that during the first quarter, adidas and TaylorMade-adidas Golf continued to go from strength to strength – both growing their top line at double-digit rates. At adidas, revenue grew in all regions and virtually all major product categories. Our strongest category growth was obviously football in the build-up to the World Cup. But our strong sport lifestyle offerings in the Sport Heritage and Sport Style divisions as well as the continued strength of our own-retail activities also generated impressive double-digit sales increases. TaylorMade-adidas Golf also had a great first quarter with double-digit growth in all major product categories, as a result of our innovation and marketing excellence. This included the third addition to the r7® driver family, the r7® 460 and, in April, the launch of TaylorMade's biggest brand marketing campaign called "I AM A GOLFER". On the back of this strong performance, we are targeting strong continued top-line growth at both adidas and TaylorMade-adidas Golf.

Another highlight of the first quarter was the closing of the Reebok acquisition. What progress has been made in integrating the Reebok business into the adidas Group?

Successfully integrating Reebok into the Group is a top priority and we've made tremendous progress so far. The planning phase of the integration finished in March and execution responsibility is now clearly in the hands of line management. Our new management team is in place, as is a more brand-driven organizational structure centered on our three core brands: adidas, Reebok and TaylorMade. All in all, we are most definitely on track.

You also recently increased your synergy targets for the acquisition – what are the details?

The Reebok acquisition has always been about realizing concrete revenue and cost synergies to help take our business to the next level. In working through the integration planning, we identified opportunities even greater than what we initially expected. On the revenue side, we plan to generate at least € 500 million of incremental annual revenues by 2009 through branded apparel, licensed sports product and regional product category initiatives, as well as the buyout of Reebok distributors and joint ventures in fast-growing countries such as Russia and China. And on the cost side, we have identified annual net savings potential of € 175 million, which we will realize by 2009.

Reebok is struggling with sales and order declines in the first quarter. How long will it take to turn around Reebok's business and do you still think you can achieve the targets you set for the brand in 2006?

Reebok has its challenges and we've outlined plans to fix these as fast as we can. Our highest priorities for Reebok are more disciplined product distribution, more focused brand communication and excellence in execution for the product initiatives we have scheduled for the second half of 2006. As a result, despite weak first quarter performance, which was again much better than the initial order situation indicated, we expect only a mid-single-digit sales decline at Reebok for the full year with significant improvements coming through in 2007.

Why is adidas proposing a share split at the upcoming Annual General Meeting?

Right now, thanks to our positive development in the last few years, our share has one of the highest nominal prices of all of the companies that are in the major German stock index, the DAX. However, we want the people who use and enjoy our products to be able to easily invest and share in our success. To ensure this opportunity, we are proposing a 1:4 share split to our shareholders. In other words, a shareholder will receive three additional shares for each share currently held. We believe that this share split makes our share even more attractive to both private and institutional investors. I also want to emphasize that only the number of shares will increase; we are not raising any additional capital, so there won't be any dilution.

You've recommended a dividend of € 1.30 per share for the year. Why did you decide to keep the dividend stable compared to the previous year?

We're committed to paying out a dividend that is aligned with the success of the business. Last year, we increased our payout ratio to 15–25% of consolidated net income. The proposed dividend of € 1.30 per share is clearly within this range. In fact, as the number of shares outstanding is significantly higher than last year due to the capital increase we made to finance the acquisition of Reebok, the Group's total payout is actually 10% higher than last year. All of this has to be seen in connection with another important priority: our Group's financial leverage, where our goal is to again reach a level of below 50%. The Reebok acquisition significantly increased this level, and reducing the Group's net debt will be a focus for the next several years.

With the World Cup starting soon, can you give us an update on how your football business is developing? What are your plans to keep momentum going at brand adidas?

It's already clear to me that adidas will be the big winner at the World Cup. Our products are dominating retail shelf space in the run-up to the event, sell-throughs have been fantastic and I am confident that we will generate more than € 1 billion in revenue this year in the football category. And World Cup excitement will carry on even after the event has come to a close. Consumer optimism in Europe is picking up and we plan to leverage the visibility we gain from being closely associated with this world-class event.

In running and basketball, we are planning to push even harder. In running, we have a strong pipeline of performance and recreational products that will be coming to market in the second half of 2006 and even more so in 2007. In basketball, adidas has signed an 11-year strategic partnership with the National Basketball Association, taking over the partnership from Reebok starting with the 2006/2007 NBA season. This provides adidas with the licensing rights to all on-court, warm-up apparel as well as NBA-branded footwear for the League's 30 teams. Our agreement with the NBA represents a major milestone in the continued development of adidas basketball. It will serve as a springboard for the further expansion of our business in this sports category not only in North America but also globally as nearly 30% of NBA players come from outside the US.

Mr. Hainer, thank you for this interview.

Our Share

The world's stock markets enjoyed a robust start into 2006. Most major markets continued the upward trends already shown in 2005, supported by strong corporate newsflow, merger activity and positive economic data. The adidas share increased 2% in the first three months of the year.

Positive 2005 Development Continues in Q1

Having rallied at the end of 2005, the adidas share continued its strong development in January on the back of the confident business outlook our Management provided, increased interest in our share in the run-up to the World Cup and the earlier than expected closing of the Reebok acquisition. Ahead of the Group's full year results release, however, speculation regarding Reebok's short-term business outlook put our share under pressure. Similarly, Reebok's negative backlog development overshadowed strong results within the rest of the Group, causing our share price to decrease significantly at the beginning of March. In the following weeks, it recovered as several analysts published research reports giving a positive outlook for the combined Group. Our share closed the quarter at € 163.19, representing a 2% increase compared to the end of 2005. The DAX-30 increased 10% over the same period, driven by a number of strong earnings releases and increased mergers and acquisitions activity which stimulated the markets. In addition, improvements in several business and consumer climate indices spurred hopes that Europe and especially Germany might be at the beginning of a sustainable macroeconomic upswing. The Morgan Stanley Capital International (MSCI) World Textiles, Apparel & Luxury Goods Index, which comprises the Group's major competitors, gained 7% in the first quarter of 2006.

Stable Dividend Proposed

The adidas-Salomon AG Executive and Supervisory Boards will recommend paying a dividend of € 1.30 to our shareholders at the Annual General Meeting on May 11, 2006. Due to the increase in the number of shares outstanding after the Group's capital increase in November 2005, the proposed stable dividend implies a 10% increase in the total payout to € 66 million, reflecting a payout ratio of 17%. In addition, following the Reebok acquisition, our Management reiterated the Group's dividend policy to pay out between 15 and 25% of consolidated net income, which implies considerable upside potential given the anticipated increase in the Group's cash flow generation.

The adidas Share

Number of shares outstanding	
first quarter average	50,815,212
at March 31	50,817,055[1]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	All German stock exchanges
Stock registration number (ISIN)	DE0005003404
Stock symbol	ADS
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer Index
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe

1) All shares carry full dividend rights.

Historical Performance of the adidas Share and Important Indices at March 31, 2006 in %

	Year-to-date	1 year	3 years	5 years	10 years
adidas	2	33	102	174	197
DAX-30	10	37	146	2	140
MSCI World Textiles, Apparel & Luxury Goods	7	24	127	89	78

Share Split Planned

Due to the very strong performance of our share in recent years, our share is currently among the nominally highest valued shares in the DAX-30. To enhance the liquidity of our share especially among private investors, our Group intends to conduct a share split. The transaction will be submitted for approval at our Annual General Meeting on May 11, 2006. Subject to the shareholders' approval, the split is forecasted to become effective by the end of July 2006. Then, each shareholder will receive three additional shares for each existing adidas share held. As a result, the number of shares will quadruple. As no new capital is being raised, there will be no dilutive effect.

No Directors' Dealings in Reporting Period

During the first three months of 2006, no purchase or sale transactions of adidas-Salomon AG shares (ISIN DE0005003404) or related financial instruments, as defined by § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz), were conducted by members of our Executive or Supervisory Boards, by key executives or by any person in close relationship with these persons. Detailed information regarding Directors' Dealings can be found on our corporate website at www.adidas-Group.com/directors_dealings.

Share Price Development in 2006[1]


110
105
100
95
Dec. 31, 2005
March 31, 2006

— adidas-Salomon AG
— DAX-30
— MSCI World Textiles, Apparel & Luxury Goods

1) Index: December 31, 2005 = 100

Shareholder Structure[1]


Rest of the world 3%
Management <5%
Other, undisclosed holdings 7%
Germany 13%
North America 29%
Rest of Europe 44%

1) As at March 2006

Shareholder Base in North America Further Strengthened

According to our latest annual ownership analysis conducted in March 2006, known institutional investors now account for approximately 93% (2005: 90%) of our 50.8 million shares outstanding. Shareholdings in North America increased to 29% (2005: 25%). German institutional investors continued to account for 13% of adidas shares. The shareholdings in the rest of Europe excluding Germany increased slightly to 44% (2005: 43%). 3% are held by institutional shareholders in other regions of the world (2005: 3%). Smaller, undisclosed holdings, which also include private investors, declined to 7% (2005: 11%). The adidas Group Management, which comprises current members of the Executive and Supervisory Boards, continues to hold less than 5% in total.

Group Business Performance

In the first quarter of 2006, the adidas Group delivered another quarter of outstanding financial performance. Currency-neutral sales for the adidas Group increased 40%, driven by the first-time consolidation of the Reebok business as well as strong development of the adidas and TaylorMade-adidas Golf segments. Sales for the adidas Group excluding Reebok grew by 13% on a currency-neutral basis. In euro terms, revenues of the adidas Group grew 47% to € 2.459 billion in the first quarter of 2006 from € 1.674 billion in 2005. The Group's gross profit increased 38% to reach € 1.107 billion in the first quarter of 2006 versus € 805 million in 2005. The Group's gross margin, however, declined 3.0 percentage points to 45.0% in 2006 (2005: 48.1%) mainly as a result of the first-time consolidation of the Reebok business. The Group's operating profit increased 21% to € 248 million in the first quarter of 2006 versus € 205 million in 2005. The Group's operating margin declined 2.1 percentage points to 10.1% from 12.2% in 2005, mainly impacted by the first-time consolidation of the Reebok business. Net income from continuing operations of the adidas Group grew 16% to € 150 million in 2006 from € 130 million in 2005. The Group's net income attributable to shareholders from continuing and discontinued operations increased 37% to € 144 million from € 105 million in 2005, representing the Group's highest net income in a first quarter on record. As a consequence, basic earnings per share increased 24% to € 2.83 in 2006 versus € 2.29 in the prior year.

Economic and Sector Development

Global Economy Grows Robustly

The world economy continued to develop robustly at the start of 2006 despite high commodity prices. In Europe, signs of a modest but sustained recovery solidified in the first quarter despite subdued domestic demand. As was the case throughout 2005, the region's emerging markets continued to grow more strongly compared to the Western European economies. In the USA, the economy expanded in the first three months of 2006. Industrial production grew robustly and consumer confidence rebounded from the slump it experienced at the end of last year following Hurricane Katrina. The Asian economies grew solidly. In Japan, economic activity picked up strongly as a result of increased momentum in private consumption in response to improving labor market conditions and buoyant corporate profits. In China, strong domestic demand and the rapidly rising current account surplus continued to fuel growth. The region's other markets performed solidly due to strong corporate investment offsetting weaker domestic demand. In Latin America, GDP growth remained solid in most countries.

Sporting Goods Industry Develops Solidly

Sales in the global sporting goods industry grew solidly at the beginning of 2006. In Europe, the sporting goods industry had a solid start into the year, although sales growth slowed somewhat towards the end of the first quarter. Cold weather conditions and the late Easter holiday contributed to a sales decline in most major markets compared to the previous year. In North America, the industry grew strongly in the first three months of 2006. After a strong start into the year, sales were temporarily subdued by cold weather conditions, but trended upwards again towards the end of the first quarter. The Asian sporting goods industry developed positively in all major markets, despite a continuously competitive landscape in Japan and ongoing retail consolidation in China. In Latin America, the positive overall economic climate and strong private consumption also supported solid growth rates in the sporting goods industry.

Quarterly Consumer Confidence Development by Region[1]


120
100
80
Mar. 05
Jun. 05
Sep. 05
Dec. 05
Mar. 06

— USA, Source: Conference Board
— Euro Zone, Source: European Commission
— Japan, Source: Economic and Social Research Institute, Government of Japan

1) Index: March 31, 2005 = 100

Exchange Rate Development[1] € 1 equals

	Average rate 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	**Average rate 2006**
USD	1.2453	1.2092	1.2042	1.1797	1.2104	**1.2029**
JPY	136.91	133.95	136.25	138.90	142.42	**140.59**
GBP	0.6839	0.6742	0.6820	0.6853	0.6964	**0.6863**

1) Spot rates at quarter-end

Income Statement

First-Time Consolidation of the Reebok Business Segment

The business of Reebok International Ltd. (USA) and its subsidiaries is consolidated within the adidas Group as of February 1, 2006. The performance of this business is shown in the Reebok segment, including the brands Reebok, Rockport, Jofa, CCM, Koho and Rbk Hockey. Reebok's results are not comparable with last year's reported results, as only two months of Reebok's results are consolidated and the Greg Norman business has been transferred from the Reebok to the TaylorMade-adidas Golf segment. In addition, the comparability of current year results with the prior year is not meaningful as the applicable accounting standards have changed from US-GAAP to IFRS and significant negative impacts related to purchase price allocation are included in the reported results. Accounting changes at Reebok relate, for example, to the classification of leases and the harmonization of the useful lives of tangible and intangible assets. As a result, comparable prior year figures are only shown on a sales level in the Reebok section of this report. However, as Reebok was not part of the adidas Group in 2005, these figures were not included in the reported prior year results of the adidas Group.

adidas Group Currency-Neutral Sales Grow 40% in Q1

During the first quarter of 2006, Group sales increased 40% on a currency-neutral basis, mainly driven by the first-time consolidation of the Reebok business segment. Sales for the adidas Group excluding Reebok increased 13% on a currency-neutral basis supported by higher sales in all regions. In euro terms, Group revenues grew 47% to € 2.459 billion in the first quarter of 2006 from € 1.674 billion in 2005. Sales for the adidas Group excluding Reebok grew 19% in euro terms to € 1.988 billion in 2006 from € 1.674 billion in the prior year.

Brand adidas and First-Time Consolidation of Reebok Drive Top-Line Growth in First Quarter

The adidas segment set the pace for the Group's organic sales growth in the first quarter of 2006. Currency-neutral adidas revenues increased 12% during the first three months. Drivers of this growth were significant increases in nearly all Sport Performance categories as well as double-digit growth in the Sport Heritage and Sport Style divisions. The Reebok segment, which was consolidated for the first time in the first quarter of 2006, contributed € 454 million to sales for the adidas Group. At TaylorMade-adidas Golf, currency-neutral revenues increased 26%. This positive performance was driven by strong double-digit growth in all major categories and the first-time inclusion of the Greg Norman apparel business. Currency translation effects positively impacted sales at all brands in euro terms. adidas sales in euro terms increased 17% to € 1.776 billion in the first quarter of 2006 from € 1.512 billion in 2005. TaylorMade-adidas Golf sales in euro terms grew 34% to € 201 million in 2006 from € 149 million in 2005.

Q1 Net Sales € in millions


2002 1,638
2003 1,669
2004[1] 1,505
2005[1] 1,674
2006[2] 2,459

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

Q1 Net Sales by Region[1]


Latin America 5%
Europe 44%
Asia 20%
North America 31%

1) Including Reebok business segment from February 1, 2006 onwards.

Currency-Neutral Sales in Europe Grow 20%

First quarter adidas Group sales in Europe grew 20% on a currency-neutral basis, mainly reflecting the first-time consolidation of the Reebok segment as well as increases at brand adidas. This represents an improvement of 21% in euro terms to € 1.067 billion in 2006 from € 881 million in 2005. At brand adidas, sales increased 5% on a currency-neutral basis. Strong growth in the region's emerging markets, Germany and Italy was partly offset by declines in the UK and France. In euro terms, adidas sales increased 7%, reaching € 905 million during the first quarter of 2006 (2005: € 848 million). Sales for the Reebok business in Europe, which was consolidated for the first time in the first quarter of 2006, reached € 139 million in the first quarter of 2006. At TaylorMade-adidas Golf, first quarter sales in Europe declined 18% on a currency-neutral basis mainly as a result of declines in the UK. In euro terms, revenues at TaylorMade-adidas Golf decreased 16% to € 23 million in 2006 from € 27 million in 2005. Currency-neutral sales for the adidas Group excluding Reebok increased 4%. In euro terms, this represents an increase of 5% to € 926 million in the first quarter of 2006 from € 881 million in the prior year.

Q1 Net Sales Growth by Brand and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	7	30	23	67	17
Reebok[2]					
TaylorMade-adidas Golf	(16)	58	24	34	34
Total	**21**	**113**	**34**	**85**	**47**

1) Versus the prior year. Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Included from February 1, 2006 onwards. 2005 Reebok net sales were not consolidated within the adidas Group. Details regarding net sales development are contained in the Reebok section.

Q1 Currency-Neutral Net Sales Growth by Brand and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	5	19	18	42	12
Reebok[2]					
TaylorMade-adidas Golf	(18)	44	22	19	26
Total	**20**	**94**	**28**	**58**	**40**

1) Versus the prior year. Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Included from February 1, 2006 onwards. 2005 Reebok net sales were not consolidated within the adidas Group. Details regarding net sales development are contained in the Reebok section.

Currency-Neutral Sales in North America Increase 94%

In North America, Group sales during the first quarter increased 94% on a currency-neutral basis. This development represents the highest first quarter growth rate since our IPO in 1995 and reflects the first-time consolidation of the Reebok segment as well as double-digit increases at both adidas and TaylorMade-adidas Golf. In euro terms, sales increased 113% to € 759 million in 2006 from € 357 million in 2005. Currency-neutral sales at brand adidas increased 19% in the first quarter, reflecting double-digit growth in both the Sport Performance and Sport Heritage divisions with particular strength in the Sport Performance basketball, football and tennis categories. In euro terms, sales increased 30% to € 364 million in 2006 from € 279 million in the prior year. In addition, the Reebok business, which was consolidated for the first time in the first quarter of 2006, contributed € 272 million to adidas Group sales in North America in 2006. The TaylorMade-adidas Golf segment achieved currency-neutral sales growth of 44% in the first quarter of 2006 as a result of strong double-digit increases in all major categories. In euro terms, sales at TaylorMade-adidas Golf grew 58% to € 122 million in 2006 from € 77 million in 2005. Currency-neutral sales for the adidas Group excluding Reebok increased 21%. In euro terms, this represents an increase of 32% to € 472 million in the first quarter of 2006 from € 357 million in the prior year.

Currency-Neutral Sales in Asia Grow 28%

Sales for the adidas Group in Asia increased 28% on a currency-neutral basis in the first quarter of 2006, driven by strong double-digit increases at adidas and TaylorMade-adidas Golf as well as the first-time consolidation of the Reebok segment. In euro terms, revenues in Asia grew 34% to € 474 million in 2006 from € 354 million in 2005. Sales in the adidas segment grew 18% on a currency-neutral basis in the region. This positive development was mainly driven by strong double-digit growth in China, Japan, Korea and India. In euro terms, adidas sales were up 23% to € 380 million in 2006 from € 309 million in 2005. Sales for the Reebok business in Asia, which was consolidated for the first time in the first quarter of 2006, were € 40 million. First quarter revenues at TaylorMade-adidas Golf increased 22% on a currency-neutral basis as a result of strong sales growth in Japan. In euro terms, TaylorMade-adidas Golf sales increased 24% to € 54 million in 2006 from € 44 million in 2005. Currency-neutral sales for the adidas Group excluding Reebok increased 18%. In euro terms, this represents an increase of 23% to € 434 million in the first quarter of 2006 from € 354 million in the prior year.

Currency-Neutral Sales in Latin America Up 58%

In Latin America, where revenues are generated predominately by adidas, currency-neutral sales increased 58% in the first quarter. This development mainly reflects strong increases at brand adidas as well as the first-time consolidation of the Reebok segment. In euro terms, sales grew 85% to € 126 million in 2006 from € 68 million in 2005. Sales for adidas improved 42% on a currency-neutral basis in the first quarter of 2006, primarily driven by outstanding sales growth in Brazil and Argentina. This represents an increase of 67% in euro terms to € 111 million in 2006 from € 67 million in 2005. Sales for the Reebok business, which was consolidated for the first time in the first quarter of 2006, contributed € 14 million to adidas Group sales in Latin America in 2006. In addition, sales at TaylorMade-adidas Golf, while only a minor component in overall sales, increased 19% on a currency-neutral basis. In euro terms, revenues at TaylorMade-adidas Golf increased 34% to € 1 million (2005: € 1 million) in the first quarter of 2006. Currency-neutral sales for the adidas Group excluding Reebok increased 40%. In euro terms, this represents an increase of 64% to € 112 million in the first quarter of 2006 from € 68 million in the prior year.

All Product Categories Grow Strongly

Sales development by product category in the first quarter of 2006 was influenced by the first-time consolidation of the Reebok business. In the first quarter of 2006, currency-neutral footwear sales increased 44%, mainly driven by the first-time consolidation of the Reebok business as well as strong growth rates in the adidas Sport Performance categories football, tennis and basketball and double-digit growth in the Sport Heritage division and at adidas Golf. In euro terms, footwear sales grew 52% to € 1.240 billion in 2006 from € 817 million in 2005. Currency-neutral apparel sales grew 32% in the first three months of 2006. The first-time inclusion of Reebok's apparel business as well as strong increases in the adidas Sport Performance football and training categories, in the adidas Sport Heritage division and in adidas Golf apparel were the main drivers of this positive development. In euro terms, apparel sales grew 38% to € 926 million in the first quarter of 2006 from € 671 million in 2005. First quarter hardware sales increased 50% on a currency-neutral basis, mainly driven by the first-time consolidation of the Reebok business as well as double-digit growth in all TaylorMade hardware categories and at brand adidas in particular due to improvements in the balls category. In euro terms, the increase was 58% to € 293 million in 2006 from € 186 million in 2005. Currency-neutral footwear sales for the adidas Group excluding Reebok increased 9%. In euro terms, this represents an increase of 15% to € 935 million in the first quarter of 2006 from € 817 million in the prior year. Apparel sales for the adidas Group excluding Reebok increased 17% on a currency-neutral basis. Apparel sales in euro terms for the adidas Group excluding Reebok increased 22% to € 816 million in the first three months of 2006 from € 671 million in 2005. Currency-neutral hardware sales for the adidas Group excluding Reebok increased 21%. In euro terms, this represents an increase of 27% to € 237 million in the first quarter of 2006 from € 186 million in the prior year.

Q1 Gross Profit € in millions

2005[1]	805
2006[2]	1,107

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

Q1 Operating Profit € in millions

2005[1]	205
2006[2]	248

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

Q1 Income Before Taxes € in millions

2005[1]	194
2006[2]	220

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

Group Gross Profit Increases Strongly

The gross margin of the adidas Group declined 3.0 percentage points to 45.0% of sales in the first quarter of 2006 (2005: 48.1%), mainly reflecting the first-time consolidation of Reebok. Due to its strong presence in North America, where average gross margins are lower than in other regions, Reebok carries a significantly lower gross margin than the Group average. In addition, Reebok's gross margin includes negative impacts from purchase price allocation in an amount of € 22 million. For the adidas Group excluding Reebok, gross margin decreased 0.9 percentage points to 47.2% in the first quarter of 2006, mainly as a result of not repeated positive currency effects on the unhedged portion of our sourcing costs enjoyed in 2005 as well as our cooperation agreement with Amer Sports Corporation. Under this agreement, some adidas subsidiaries continue to generate marginal income by selling Salomon products at gross margins lower than the Group average. In addition, higher input prices for adidas products impacted this development. However, as a result of the Group's strong top-line growth, gross profit for the adidas Group rose strongly by 38% in the first quarter of 2006 to reach € 1.107 billion versus € 805 million in the prior year. Excluding Reebok, gross profit also grew strongly by 17% to € 938 million in the first quarter of 2006.

Royalty and Commission Income Grows Strongly

Royalty and commission income for the adidas Group increased 45% on a currency-neutral basis, mainly driven by increased royalty and commission income at brand adidas as a result of both an increased number of units sold and higher average royalty rates as well as the first-time consolidation of the Reebok business segment. In euro terms, royalty and commission income increased by 49% to € 15 million in the first quarter of 2006 from € 10 million in the prior year. Royalty and commission income for the adidas Group excluding Reebok increased 21% on a currency-neutral basis supported by higher sales in all regions. In euro terms, Group royalties grew 23% to € 13 million in the first quarter of 2006 from € 10 million in 2005.

Operating Expenses as a Percentage of Sales Decrease

Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), increased by 43% to € 875 million in the first quarter of 2006 from € 610 million in 2005, mainly as a result of the first-time consolidation of the Reebok business segment as well as increased spending at adidas and TaylorMade-adidas Golf which mirrored the strong top-line development of both segments as well as higher marketing expenditures related to 2006 FIFA World Cup™ initiatives. As a percentage of sales, however, this equates to 35.6%, which is 0.9 percentage points lower than the 2005 level of 36.5%. This decrease mainly reflects Reebok's lower average operating expense level as well as lower marketing expenditures as a percentage of net sales at TaylorMade-adidas Golf, associated with the product launch schedule, which in comparison to 2005 is weighted more towards the second quarter in 2006. Operating expenses for the adidas Group excluding Reebok increased by 18% to € 723 million in the first quarter of 2006 from € 610 million in 2005. As a percentage of sales, this equates to 36.4%, which is 0.1 percentage points lower than the 2005 level of 36.5%.

Reebok Consolidation Drives Employee Growth

At March 31, 2006, the adidas Group employed 24,558 people. This represents an increase of 68% versus the previous year's level of 14,591 and a 54% increase since the end of 2005 when the Group employed 15,935 people. This strong increase is related to the consolidation of Reebok as of February 1, 2006. In addition, new employees were primarily added in adidas own retail. At March 31, 2006, the adidas Group excluding Reebok employed 16,566 people.

Operating Profit Grows 21%

The operating margin of the adidas Group declined 2.1 percentage points to 10.1% of sales in the first quarter of 2006 (2005: 12.2%). This mainly reflects the first-time consolidation of Reebok, which carries a significantly lower operating margin than the Group average, and includes negative impacts from purchase price allocation on cost of sales and operating expenses in a total amount of € 26 million. For the adidas Group excluding Reebok, the operating margin decreased 0.8 percentage points to 11.5% in the first quarter of 2006, mainly reflecting the Group's lower gross margin as well as higher marketing expenditures related to the 2006 FIFA World Cup™. As a result of strong sales growth, however, operating profit for the adidas Group rose 21% in the first quarter of 2006 to reach € 248 million versus € 205 million in 2005. Excluding Reebok, operating profit for the adidas Group grew by 11% to € 228 million in the first quarter of 2006 from € 205 million in the prior year.

Reebok Acquisition Impacts Net Financial Expenses

Net financial expenses increased 152% to € 28 million in the first quarter of 2006 from € 11 million in the prior year. This mainly reflects the financing of the Reebok acquisition. The cash outflow for this transaction occurred at the end of January 2006.

Financial Income Up Strongly by 171%

Financial income increased strongly by 171% to € 21 million in the first three months of 2006 from € 8 million in the prior year. This mainly reflects a strong increase in the Group's cash position at the beginning of the first quarter of 2006 as a result of the adidas-Salomon AG capital increase and the proceeds related to the divestiture of the Salomon business segment, both in the fourth quarter of 2005.

Financial Expenses Increase by 160%

Financial expenses increased 160% to € 49 million in the first quarter of 2006 (2005: € 19 million), mainly as a result of the financing of the Reebok acquisition. The cash outflow for this transaction occurred at the end of January 2006. An increase of the weighted average interest rate also had an impact on this development, which is mainly related to the higher average interest rate of the financing instruments used for the payment of the Reebok purchase price. This was a result of the longer-term nature of these instruments as well as a higher portion of fixed interest rate borrowings.

Income Before Taxes Up 14%

As a result of the operating improvements in the adidas and TaylorMade-adidas Golf segments as well as the first-time consolidation of Reebok, income before taxes for the adidas Group increased 14% to € 220 million in the first quarter of 2006 from € 194 million in 2005. As a percentage of sales, IBT decreased by 2.6 percentage points to 9.0% in 2006 from 11.6% in 2005.

Net Income From Continuing Operations Grows 16%

The Group's net income from continuing operations increased 16% to € 150 million in the first quarter of 2006 from € 130 million in 2005. The Group's strong sales increase was the main driver of this improvement. In addition, net income was also positively impacted by a lower tax rate, which declined 1.1 percentage points to 31.8% in 2006 (2005: 32.9%) mainly due to a more favorable earnings mix throughout the Group.

No Income/Loss From Discontinued Operations Incurred in the First Quarter

In the first quarter of 2006, no income or loss from discontinued operations was incurred. This compares to a loss from discontinued operations in the amount of € 22 million in the first quarter of the prior year related to the Salomon business segment, which was divested in October 2005.

Q1 Net Income Attributable to Shareholders € in millions

Year	€ in millions
2002	43
2003	51
2004[1]	72
2005[1]	105
2006[2]	144

1) Includes continuing and discontinued operations.
2) Including Reebok business segment from February 1, 2006 onwards.

Minority Interests Increase by 102%

The Group's minority interests increased 102% to € 6 million in 2006 from € 3 million in the prior year. This increase reflects higher minority interests at brand adidas, mainly in Korea, as well as the first-time consolidation of the Reebok business.

Net Income Attributable to Shareholders Up 37%

The Group's net income attributable to shareholders increased 37% to € 144 million in 2006 from € 105 million in 2005. This improvement reflects the strong performance of the adidas and TaylorMade-adidas Golf segments. The non-recurrence of losses from discontinued operations related to the Salomon business in 2005 also had a positive impact on this strong development.

Basic Earnings Per Share Increase 24%

The Group's basic earnings per share increased 24% to € 2.83 in the first quarter of 2006 versus € 2.29 in 2005. The Group's total number of shares outstanding increased by 55,300 shares in the first quarter of 2006 to 50,817,055 as a result of shares from stock options exercised as part of Tranches II, III and IV of the Management Share Option Plan (MSOP) of adidas-Salomon AG. Consequently, the average number of shares used in the calculation of basic earnings per share was 50,815,212 (2005 average: 45,935,547). Diluted earnings per share in the first quarter of 2006 increased 24% to € 2.67 from € 2.15 in the prior year. The dilutive effect mainly results from approximately four million additional potential shares that could be created in relation to our outstanding convertible bond, for which conversion criteria were met for the first time at the end of the fourth quarter of 2004.

Subsequent Macroeconomic Developments

Between the end of the first quarter of 2006 and the publication of this report on May 9, 2006, there have been no major macroeconomic or sociopolitical changes which we expect to influence our business materially going forward.

Subsequent Group Events

With regard to Group-specific matters, the adidas Group and the National Basketball Association (NBA) have signed an 11-year strategic global merchandising partnership that will make the adidas brand the official uniform and apparel provider for the NBA, the Women's National Basketball Association (WNBA) and the NBA Development League (D-League) beginning with the 2006-07 NBA season. This comes as a result of the Group's January 2006 acquisition of Reebok International Ltd., the NBA's exclusive uniform and apparel provider since 2001 and includes rights to sell apparel as well as casual and performance footwear in the USA, Canada, Europe and Asia. The Reebok brand will continue to be a global marketing partner of the NBA and will maintain the ability to create NBA branded footwear.

Balance Sheet and Cash Flow

Reebok Acquisition Impacts Balance Sheet Items

Our balance sheet now also includes the assets and liabilities for the Reebok business, which is consolidated as of February 1, 2006.

Total Assets Increase 98%

At the end of the first quarter of 2006, total assets increased 98% to € 9.275 billion versus € 4.683 billion in the prior year, mainly as a result of the inclusion of assets related to the Reebok business. Total assets for the adidas Group excluding Reebok increased only 2%.

Inventories Up 73%

Group inventories increased 73% to € 1.586 billion in 2006 versus € 917 million in 2005. On a currency-neutral basis, inventories increased 66%, mainly as a result of inventories of € 398 million related to the Reebok business. Inventories for the adidas Group excluding Reebok increased 30% (25% currency-neutral), mainly reflecting preparations for deliveries of World Cup products in the second quarter.

Receivables Grow 61%

Group receivables grew 61% (54% currency-neutral) to € 1.898 billion at the end of the first quarter of 2006 versus € 1.182 billion in the prior year, mainly due to the first-time inclusion of receivables totalling € 571 million related to the Reebok business. Receivables for the adidas Group excluding Reebok increased 12% (8% currency-neutral), which is lower than the strong sales growth during the first quarter of 2006.

Balance Sheet Structure[1] in % of total assets

Assets	2006[2]	2005[3]
Cash and cash equivalents	2.9	4.4
Accounts receivable	20.5	25.2
Inventories	17.1	19.6
Fixed assets	45.5	20.6
Other assets	14.0	30.2
Total assets (€ in millions)	9,275	4,683

1) For absolute figures see Consolidated Balance Sheet.
2) Including Reebok business segment.
3) Restated due to application of IAS 32 and amendment to IAS 19.

Balance Sheet Structure[1] in % of total liabilities and equity

Liabilities and equity	2006[2]	2005[3]
Accounts payable	8.3	10.0
Long-term borrowings	34.9	24.4
Other liabilities	26.4	28.7
Total equity	30.4	36.9
Total liabilities and equity (€ in millions)	9,275	4,683

1) For absolute figures see Consolidated Balance Sheet.
2) Including Reebok business segment.
3) Restated due to application of IAS 32 and amendment to IAS 19.

Other Current Assets Up 46%

Other current assets increased 46% to € 590 million at the end of the first quarter of 2006 from € 405 million in 2005, mainly due to other current assets in an amount of € 137 million related to the Reebok business. Other current assets for the adidas Group excluding Reebok increased 12% mainly due to increased prepayments as well as a higher fair value of derivative financial instruments.

Fixed Assets Increase 338%

Fixed assets increased strongly by 338% to € 4.217 billion at the end of the first quarter of 2006 versus € 963 million in 2005, mainly related to the inclusion of the Reebok business which is consolidated as of February 1, 2006. As a result of purchase price allocation, intangible assets were capitalized in an amount of € 1.561 billion and € 1.143 billion related to trademarks and goodwill, respectively. Other additions of € 49 million in the first three months of 2006 were largely counterbalanced by depreciation and amortization of € 40 million and disposals in an amount of € 5 million. Currency effects had a negative impact on fixed assets of € 20 million.

Other Non-Current Assets Increase 60%

Other non-current assets increased by 60% to € 169 million at the end of the first quarter of 2006 from € 106 million in 2005, impacted by the first-time consolidation of the Reebok business. Non-current assets for the adidas Group excluding Reebok increased 44%, mainly due to an increase in prepayments for promotion contracts.

Total Assets[1] € in millions


2005[2] 4,683
2006[3] 9,275

1) At March 31
2) Restated due to application of amendment to IAS 19.
3) Including Reebok business.

Shareholders' Equity[1] € in millions


2005[2] 1,707
2006[3] 2,774

1) At March 31
2) Restated due to application of IAS 32/IAS 39 and amendment to IAS 19.
3) Including Reebok business.

Net Borrowings[1] € in millions


2005 700
2006[2] 2,952

1) At March 31
2) Including Reebok business.

Other Non-Current Liabilities Decrease 6%

Other non-current liabilities decreased 6% to € 27 million at the end of the first quarter of 2006 from € 29 million in 2005, as a result of a reduced non-current portion of negative fair values of financial instruments used for hedging activities within the Group. This effect more than compensated the first-time consolidation of Reebok's other non-current liabilities. Consequently, other non-current liabilities for the adidas Group excluding Reebok were reduced by 14%.

Equity Base Further Strengthened

The Group's equity base was further strengthened in the first three months of 2006. Shareholders' equity rose 63% to € 2.774 billion at the end of the first quarter of 2006 versus € 1.707 billion in 2005 and mainly reflects the capital increase which took place in November 2005. This also includes the adjustment of the prior year figure in accordance with revised IAS standards.

Operating Cash Flow Reflects Seasonality of Business

In the first quarter of 2006, the Group used € 2.670 billion of net cash for investing activities mainly related to the acquisition of Reebok as well as spending for property, plant and equipment, such as the buyback of Reebok's major properties in the USA and in Europe and investment in adidas own-retail activities. Cash outflow for operating activities was € 281 million and was mainly used to finance working capital needs in accordance with the seasonality of the business. Cash inflow from financing activities totalled €1.702 billion, mainly reflecting increases in long-term borrowings to finance the acquisition of Reebok.

Net Borrowings at € 2.952 Billion

Net borrowings at March 31, 2006 were € 2.952 billion, up 322% or € 2.252 billion versus € 700 million in the prior year. This increase was driven by the payment of around € 3.2 billion for the acquisition of Reebok International Ltd., paid on January 31, 2006. As a consequence, the Group's financial leverage increased by 65.4 percentage points to 106.4% in 2006 versus 41.0% in 2005. Compared to the 2005 year-end net cash level of € 551 million, the Group's net debt increased by € 3.503 billion.

adidas

In the first quarter of 2006, currency-neutral sales at adidas increased 12% with revenue growth coming from all regions. In euro terms, revenues grew 17% to € 1.776 billion in 2006 from € 1.512 billion in 2005. Gross margin as a percentage of sales decreased by 0.5 percentage points to 46.6% in the first quarter of 2006 (2005: 47.1%), mainly as a result of higher input prices, which more than compensated positive effects from own-retail activities. As a result of the strong top-line development, however, gross profit rose by 16% to € 828 million in the first quarter of 2006 versus € 713 million in the prior year. Operating margin declined by 1.3 percentage points to 15.7% from 17.0% in the prior year due to higher spending associated with the 2006 FIFA World Cup™. However, operating profit increased by 8% to € 279 million in the first quarter of 2006 versus € 258 million in the prior year.

Currency-Neutral Sales Up 12% in Q1

In the first quarter of 2006, revenues for the adidas segment improved 12% on a currency-neutral basis with sales increasing in all regions. In euro terms, sales grew 17% to € 1.776 billion in the first quarter of 2006 from € 1.512 billion in 2005. Sales for adidas own-retail activities rose 31% on a currency-neutral basis and 37% in euro terms to € 198 million (2005: € 144 million) and made up 11% of brand adidas sales in the first quarter of 2006. This increase was driven by both double-digit increases in comparable store sales and new store openings.

Double-Digit Growth in Most Sport Performance Categories

First quarter sales in the Sport Performance division increased 11% on a currency-neutral basis driven by strong growth in footwear, apparel and hardware. This development was supported by strong increases in nearly all major categories. In euro terms, Sport Performance sales improved 16% during the first three months of 2006 to € 1.341 billion from € 1.151 billion in the prior year.

Sport Heritage Division Grows Vigorously

Currency-neutral sales in the Sport Heritage division again grew vigorously during the first quarter of 2006, up 13% compared to the prior year. This increase was driven by double-digit growth rates in both footwear and apparel. In euro terms, Sport Heritage sales improved 18% to € 417 million in 2006 from € 353 million in 2005.

Higher Sport Style Sales

First quarter Sport Style sales increased 36% on a currency-neutral basis. In euro terms, revenues improved 35% to € 9 million in the first quarter of 2006 versus € 7 million in the prior year. This development mainly reflects a strong product range.

adidas at a Glance € in millions

	Q1 2006	Q1 2005	Change
Net sales	**1,776**	1,512	17%
Gross margin	**46.6%**	47.1%	(0.5pp)
Operating profit	**279**	258	8%

Q1 adidas Net Sales € in millions

2002	**1,330**
2003	**1,405**
2004	**1,378**
2005	**1,512**
2006	**1,776**

adidas Net Sales by Region € in millions

	Q1 2006	Q1 2005	Change
Europe	**905**	848	7%
North America	**364**	279	30%
Asia	**380**	309	23%
Latin America	**111**	67	67%

Gross Margin at 46.6%

The adidas gross margin decreased by 0.5 percentage points to 46.6% in the first quarter of 2006 from 47.1% in 2005, mainly as a result of higher input prices, which more than compensated positive effects from own-retail activities. As a result of the strong top-line development, adidas gross profit grew 16% to € 828 million in the first quarter of 2006 from € 713 million in 2005.

Royalty and Commission Income Grows 32%

During the first three months of 2006, royalty and commission income at brand adidas grew by 32% to € 18 million from € 14 million in 2005. This increase was driven by both an increased number of units sold and higher average royalty rates as well as increased intra-Group royalties, received from the TaylorMade-adidas Golf segment.

adidas Net Sales by Quarter € in millions


Q1 2005 1,512
Q1 2006 1,776
Q2 2005 1,304
Q2 2006
Q3 2005 1,729
Q3 2006
Q4 2005 1,316
Q4 2006

adidas Operating Profit by Quarter € in millions


Q1 2005 258
Q1 2006 279
Q2 2005 92
Q2 2006
Q3 2005 324
Q3 2006
Q4 2005 20
Q4 2006

2006 FIFA World Cup™ Impacts Operating Expenses

adidas operating expenses grew 21% to € 566 million in the first quarter of 2006 from € 469 million in 2005. This operating expense increase primarily reflects timing effects in the marketing working budget expenditures associated with the 2006 FIFA World Cup™ as well as the continued expansion of adidas own-retail activities. As a percentage of sales, operating expenses increased 0.9 percentage points to 31.9% during the first three months of 2006 (2005: 31.0%).

Operating Profit Increases Considerably

During the first three months of 2006, adidas operating margin declined 1.3 percentage points to 15.7% (2005: 17.0%). This decrease was a result of the quarter's strong gross margin decline as well as the operating expense increase as a percentage of sales. The operating profit for the adidas segment, however, increased by 8% to € 279 million versus € 258 million during the same period in the prior year, driven by adidas' positive sales development.

Reebok

During February and March of 2006, currency-neutral sales for the Reebok segment decreased 16%. In euro terms, revenues declined 10% to € 454 million in 2006 from € 505 million in 2005. Purchase price allocation related to the first-time consolidation of Reebok within the adidas Group had a significant negative impact on profitability in the Reebok segment. Reebok's gross margin as a percentage of sales was 35.7% in the first quarter of 2006, including negative effects of € 22 million from purchase price allocation related to the first-time consolidation of Reebok within the adidas Group. Operating profit was € 17 million in the first quarter of 2006, including negative effects in a total amount of € 26 million from purchase price allocation. As a result, Reebok's operating margin was 3.7%.

First-time Consolidation of the Reebok Business Segment

The business of Reebok International Ltd. (USA) and its subsidiaries is consolidated within the adidas Group as of February 1, 2006. The performance of this business is shown in the Reebok segment, including the brands Reebok, Rockport, Jofa, CCM, Koho and Rbk Hockey. Reebok's results are not comparable with last year's reported results, as only two months of Reebok's results are consolidated and the Greg Norman business results have been transferred from the Reebok to the TaylorMade-adidas Golf segment. In addition, the comparability of current year results with the prior year is not meaningful as the applicable accounting standards have changed from US-GAAP to IFRS and significant negative impacts related to purchase price allocation are included in the reported results. Accounting changes at Reebok relate, for example, to the classification of leases and the harmonization of the useful lives of tangible and intangible assets. As a result, comparable prior year figures are only shown on a sales level in this section. Reebok prior year results are based on US-GAAP and not IFRS. As Reebok was not part of the adidas Group in 2005, these figures were not included in the reported prior year results of the adidas Group.

Reebok at a Glance[1] € in millions

	Q1 2006	Q1 2005	Change
Net sales	**454**	505[2]	(10%)
Gross margin	**35.7%**	–	–
Operating profit	**17**	–	–

1) Only includes two months of the three-month period.
2) Not consolidated within the adidas Group. Reebok prior year results are based on US-GAAP and not IFRS.

Reebok Net Sales by Region[1] € in millions

	Q1 2006
Europe	**139**
North America	**272**
Asia	**40**
Latin America	**14**

1) Only includes two months of the three-month period.

Currency-Neutral Sales Down 16% in the First Quarter

In the first quarter of 2006, sales for the Reebok segment decreased 16% on a currency-neutral basis as a result of declines at the Reebok brand in North America and Europe. In euro terms, sales were down 10% to € 454 million in 2006 from € 505 million in 2005.

Currency-Neutral Sales of Brand Reebok Decline 20%

First quarter sales of the Reebok brand were € 372 million. This represents a decline of 20% on a currency-neutral basis, mainly due to Reebok's lifestyle product offering.

Rockport Sales Grow 6% on a Currency-Neutral Basis

Rockport sales were € 60 million in the first quarter of 2006. This represents an increase of 6% on a currency-neutral basis, mainly driven by improvements in North America and Europe.

Currency-Neutral Sales of The Hockey Co. Up 46%

First quarter sales of The Hockey Company were € 22 million. This represents an increase of 46% on a currency-neutral basis, mainly reflecting a strong product offering and the absence of last year's NHL players' strike which negatively impacted sales of NHL licensed products in 2005.

Gross Margin Impacted by Negative Accounting Effects

Reebok's gross profit was € 162 million in the first quarter of 2006, which reflects a gross margin of 35.7%. Gross profit, however, was significantly impacted by accounting effects of € 22 million related to the purchase price allocation for the Reebok segment. Excluding these effects, the Reebok gross margin in the first quarter of 2006 was 40.5%. This margin is lower than the adidas Group's average gross margin due to Reebok's overproportionate exposure to region North America, where average gross margins in our industry are generally lower than in other regions.

Royalty and Commission Income at € 3 million in Q1

For the first quarter of 2006, royalty and commission income at Reebok was € 3 million. Reebok's royalty and commission income relates primarily to royalty income for fitness equipment.

Purchase Price Allocation Impacts Operating Expense Level

Reebok's operating expenses were € 148 million in the first quarter of 2006. As a percentage of sales, operating expenses reached 32.5% during the first quarter of 2006. Operating expenses were negatively impacted by purchase price allocation effects of € 4 million. Excluding these effects, operating expenses as a percentage of sales were 31.7%.

Accounting Effects Dilute Operating Margin

In the first quarter of 2006, the operating margin of the Reebok segment was 3.7% primarily as a result of a significant negative accounting charge on cost of sales and operating expenses in a total amount of € 26 million related to the purchase price allocation for the Reebok segment. Excluding this effect, Reebok's operating margin in the first quarter of 2006 was 9.4%. Reebok's operating profit reached € 17 million for the first quarter of 2006. Excluding negative effects from the purchase price allocation, operating profit was € 43 million in the first quarter of 2006.

TaylorMade-adidas Golf

Sales for TaylorMade-adidas Golf in the first quarter of 2006 grew by 26% on a currency-neutral basis, driven by double-digit increases in all major product categories as well as the first-time inclusion of the Greg Norman apparel business. In euro terms, this represents an improvement of 34% to € 201 million in 2006 from € 149 million in 2005. TaylorMade-adidas Golf gross margin increased 0.1 percentage points to 42.9% in 2006 from 42.7% in 2005 due to higher margins in all major categories. Driven by an increased gross margin and lower operating expenses as a percentage of sales, operating margin increased 1.6 percentage points to 1.2% in the first quarter of 2006 from negative 0.4% in 2005. Consequently, operating profit also improved by 550% to € 2 million in 2006 from negative € 1 million in 2005.

Strong Sales Growth at TaylorMade-adidas Golf in Q1

First quarter currency-neutral sales at TaylorMade-adidas Golf increased by 26%. This strong performance was driven by double-digit growth in all major categories as well as the first-time inclusion of the Greg Norman apparel business, which contributed sales of € 16 million. In euro terms, revenues grew 34% to € 201 million in 2006 from € 149 million in 2005.

Gross Margin Increases to 42.9%

TaylorMade-adidas Golf gross margin increased 0.1 percentage points to 42.9% in the first quarter of 2006 from 42.7% in the prior year, due to higher margins in all major categories which were partly offset by increases in production overheads. As a result of the strong top-line development and the gross margin increase, gross profit increased 35% to € 86 million in the first three months of 2006 from € 64 million in 2005.

Royalty and Commission Income at TaylorMade-adidas Golf Declines

Royalty and commission income at TaylorMade-adidas Golf declined 30% to negative € 4 million in 2006 (2005: negative € 3 million). TaylorMade-adidas Golf had to pay higher intra-Group royalties to the adidas segment as a result of increased sales at adidas Golf, which are recorded in the TaylorMade-adidas Golf segment. This was partly offset by an increase in royalty income. In the adidas segment, these intra-Group royalties are correspondingly shown as part of royalty and commission income.

TaylorMade-adidas Golf at a Glance € in millions

	Q1 2006[1]	Q1 2005	Change
Net sales	**201**	149	34%
Gross margin	**42.9%**	42.7%	0.1pp
Operating profit	**2**	(1)	550%

1) Includes Greg Norman apparel business.

Q1 TaylorMade-adidas Golf Net Sales € in millions

2002	**176**
2003	**134**
2004	**116**
2005	**149**
2006[1]	**201**

1) Includes Greg Norman apparel business.

TaylorMade-adidas Golf Net Sales by Region € in millions

	Q1 2006[1]	Q1 2005	Change
Europe	**23**	27	(16%)
North America	**122**	77	58%
Asia	**54**	44	24%
Latin America	**1**	1	34%

1) Includes Greg Norman apparel business.

Operating Expenses as a Percentage of Sales Decline Strongly

Operating expenses at TaylorMade-adidas Golf increased 30% to € 79 million in the first quarter of 2006 from € 61 million in 2005 impacted by the first-time inclusion of the Greg Norman apparel business. As a percentage of sales, however, operating expenses declined strongly, decreasing 1.4 percentage points to 39.5% (2005: 40.9%). This reflects lower marketing expenditures as a percentage of net sales associated with our product launch schedule, which in comparison to 2005 is weighted more towards the second quarter of 2006, and was also supported by the outstanding sales growth in the first quarter of 2006.

Operating Profit Significantly Improved

The operating margin of TaylorMade-adidas Golf improved 1.6 percentage points to 1.2% during the first three months of 2006 from negative 0.4% in 2005. This development was a result of the outstanding sales growth and lower operating expenses as a percentage of sales, reflecting a product launch schedule weighted more towards the second quarter. Similarly, first quarter operating profit for TaylorMade-adidas Golf improved strongly, up 550% to € 2 million in 2006 from negative € 1 million in 2005.

TaylorMade-adidas Golf Net Sales by Quarter
€ in millions

Q1 2005	149
Q1 2006[1]	201
Q2 2005	202
Q2 2006	
Q3 2005	177
Q3 2006	
Q4 2005	181
Q4 2006	

1) Includes Greg Norman apparel business.

TaylorMade-adidas Golf Operating Profit by Quarter
€ in millions

Q1 2005	(1)
Q1 2006[1]	2
Q2 2005	30
Q2 2006	
Q3 2005	9
Q3 2006	
Q4 2005	11
Q4 2006	

1) Includes Greg Norman apparel business.

Outlook

2006 is set to be another exciting year for the adidas Group with the Reebok integration and the 2006 FIFA World Cup™ as our two biggest activities. Supported by our exciting product pipeline and marketing initiatives, we are confident that we will again be able to deliver excellent top- and bottom-line performance this year. The first-time consolidation of Reebok International Ltd. will lead to a strong double-digit sales increase in 2006. For the adidas Group excluding Reebok we also expect a high-single-digit currency-neutral sales increase, driven by both adidas and TaylorMade-adidas Golf. The Group's gross margin is expected to be in the range of between 44 and 46% (between 47 and 48% excluding Reebok). The Group's operating margin is forecasted to be around 9% (between 10 and 10.5% excluding Reebok). As a result, net earnings are expected to grow by double-digit rates.

Economic and Sector Development

Favorable Economic Prospects for 2006

World economic growth is expected to remain on a high level for the remainder of 2006, although it is likely to lose some momentum compared to the first three months of the year due to several outstanding downside risks. Most importantly, the unstable political situation in the Middle East could affect oil supplies and is expected to lead to upward spikes of the oil prices which in turn could potentially negatively impact overall economic growth.

The economic outlook for Europe has improved during the first three months of the year. For 2006, GDP growth is expected to reach around 2%. Strong business investment, supported by last year's depreciation of the euro and favorable financing conditions, and strong global demand for exports will be the main drivers of this growth, whereas private consumption is expected to remain subdued. The European Central Bank is *also expected to further raise interest rates to fight inflationary* tendencies.

In the USA, a moderate slowdown in economic growth is expected over the course of 2006. Whereas business investment and government spending will remain strong, consumption growth is forecasted to slow as a cooling housing market and high energy prices are expected to more than offset increases in disposable incomes. GDP is projected to increase by around 3%.

In Asia, economic prospects remain strong. In Japan, the economic upswing is forecasted to continue. The economy will be increasingly driven by domestic demand, so that GDP growth will reach 2 to 3% in 2006. The pace of economic expansion in China is now expected to slow modestly to a full year level of around 9% as a result of a slight decrease in export growth and measures taken by the government to slow investment growth. In the other Asian markets, economic expansion is expected to remain firmly on track so that growth rates for Asia excluding Japan will reach approximately 8% in 2006.

In Latin America, economic prospects also continue to be positive (projection for 2006 GDP growth: around 4%), although structural deficiencies and political uncertainties continue to pose risks.

Sporting Goods Industry Expected to Remain On Growth Track

The outlook for the sporting goods industry for 2006 remains largely positive. In Europe, excitement around the 2006 FIFA World Cup™ will continue to be the industry's growth driver in the first half of 2006. The outlook for the second half of the year is mixed, as competitive retail market conditions, especially in the UK, are expected to become more visible. In North America, the sporting goods industry is forecasted to continue its expansion. However, a slowdown in consumer confidence could potentially dampen growth in the second half of the year. The positive outlook for the Asian sporting goods industry remains intact. Strong consumer confidence in Japan is expected to also benefit the sporting goods industry, especially in the *premium sector. In China, larger retail*ers are expected to extend their market position. The Latin American sporting goods industry is forecasted to grow solidly in line with the overall economic development.

High-Single-Digit Currency-Neutral Sales Growth Expected in 2006

For the combined adidas Group, we expect to generate strong double-digit sales growth, based on a revenue increase of around 40% related to the first-time consolidation of Reebok. As a result of the anticipated positive macroeconomic and sector environment, and in view of strong adidas backlog development, expectations for adidas own-retail activities as well as positive retailer feedback for adidas and TaylorMade-adidas Golf, we expect high-single-digit currency-neutral sales growth for the adidas Group excluding Reebok, which is better than the macroeconomic environment indicates.

Strong Backlogs Support High-Single-Digit Sales Growth Expectations for Brand adidas

Backlogs for the adidas brand at the end of the first quarter of 2006 increased 12% versus the prior year on a currency-neutral basis. In euro terms, this represents an increase of 15%. Footwear backlogs grew 8% in currency-neutral terms (+11% in euros), reflecting improvements in many categories, in particular Sport Performance football and Sport Heritage products. Apparel backlogs grew 13% on a currency-neutral basis (+16% in euros), driven by improvements in the Sport Performance category football as well as in Sport Heritage. Hardware backlogs, which grew at double-digit rates mainly due to improvements in the football category, also contributed to the positive development of adidas backlogs. As a result of the strong product pipeline, our excellent order book and vigorous growth expectations for our own-retail activities, we expect high-single-digit currency-neutral sales growth for adidas in 2006.

Mid-Single-Digit Decline of Reebok Business

Backlogs for the Reebok brand at the end of the first quarter of 2006 decreased 14% versus the prior year on a currency-neutral basis. In euro terms, this represents a decrease of 10%. Footwear backlogs declined 15% in currency-neutral terms (−11% in euros), mainly due to Reebok's lifestyle product offering. Apparel backlogs decreased 13% on a currency-neutral basis (−9% in euros), primarily as a result of changing order patterns in Reebok's licensed apparel business. Consequently, we expect Reebok sales for eleven months of 2006, with consolidation starting on February 1, 2006, to decline at mid-single-digit rates versus the prior year.

Development of adidas Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	4	20	20	11
Apparel	8	18	30	16
Total[2]	**8**	**19**	**28**	**15**

1) At March 31, change year-over-year.
2) Includes hardware backlogs.

Currency-Neutral Development of adidas Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	3	11	17	8
Apparel	8	10	26	13
Total[2]	**7**	**11**	**25**	**12**

1) At March 31, change year-over-year.
2) Includes hardware backlogs.

Development of Reebok Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Total
Footwear	1	(23)	(11)
Apparel	(21)	1	(9)
Total[2]	**(8)**	**(14)**	**(10)**

1) At March 31, change year-over-year.
2) Includes hardware backlogs.

Currency-Neutral Development of Reebok Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Total
Footwear	0	(28)	(15)
Apparel	(21)	(7)	(13)
Total[2]	**(8)**	**(20)**	**(14)**

1) At March 31, change year-over-year.
2) Includes hardware backlogs.

Innovations and First-Time Inclusion of Greg Norman Support Growth at TaylorMade-adidas Golf

For TaylorMade-adidas Golf, we expect double-digit sales growth on a currency-neutral basis in 2006, positively impacted by the first-time inclusion of the Greg Norman apparel business. Although backlog information is not meaningful for this segment, our growth expectations are supported by trade show performance and ongoing dialog with customers with improvements anticipated in all major product categories.

Accounting Effects Negatively Impact Profitability of Reebok Segment by Around € 80 Million

The accounting treatment of purchase price allocation will negatively impact the Reebok segment in 2006. This treatment, which requires us to assign fair values and take corresponding depreciation charges on acquired assets such as inventories, backlogs, contracts and patents, has no impact on our operating business or its free cash flow generation. These accounting charges will negatively affect our reported 2006 results by around € 80 million on the cost of sales and operating expense lines. Around € 50 million of the total is of a one-time nature and will largely be incurred in the first half of the year, mainly impacting the gross margin. The remaining negative impact of less than € 30 million per year will impact the operating expenses and will diminish over the next six years.

Group Gross Margin Expected to be at Between 44 and 46% Impacted by First-Time Consolidation of Reebok and Purchase Price Allocation

The gross margin for the adidas Group including Reebok is expected to be in a range of between 44 and 46% in 2006 compared to 48.2% in the prior year, mainly as a result of the first-time consolidation of the Reebok business. Reebok's gross margin is lower than the Group's average margins due to the heavy weighting of North America in their business mix, which carries a significantly lower gross margin versus other regions. In addition, one-time effects associated with purchase price allocation will have a visibly negative impact on the gross margin in 2006. The gross margin for the adidas Group excluding Reebok is expected to decline to between 47 and 48%, impacted by our cooperation agreement with Amer Sports Corporation. Under this agreement, some adidas subsidiaries will continue to generate marginal income by selling Salomon products at gross margins lower than the Group average. Further, positive currency effects on our sourcing costs, enjoyed in 2005, are not expected to be repeated in 2006.

adidas Group 2006 Targets

Sales growth	double-digit
Gross margin	44 to 46%
Operating margin	ca. 9%
Net income growth	double-digit

adidas Group Excluding Reebok 2006 Targets

Sales growth	high-single-digit
Gross margin	47 to 48%
Operating margin	10 to 10.5%

Operating Margin Expected to be at Around 9%, Impacted by First-Time Inclusion of Reebok

The adidas Group including Reebok is expected to generate an operating margin of around 9% in 2006 compared to 10.7% in 2005, strongly impacted by the first-time inclusion of the Reebok business and impacts from purchase price allocation. For the adidas Group excluding Reebok, we are projecting an operating margin of between 10 and 10.5% in 2006 due to the Group's expected lower gross margin and higher marketing expenditures related to the 2006 FIFA World Cup™ as well as growing adidas own-retail activities.

Net Income for the adidas Group to Again Grow at Double-Digit Rates

We expect double-digit growth in net earnings of the adidas Group for the sixth consecutive year. Top-line improvement combined with ongoing strong profitability will be the primary driver of this positive development. In addition, the non-recurrence of the loss from discontinued operations reported in 2005 will have a positive impact on the Group's net income growth. As we expect Reebok's earnings to exceed both the additional interest expenses for the adidas Group related to the Reebok acquisition and the negative effects resulting from purchase price allocation, we forecast the first-time consolidation of Reebok to have an accretive impact on the Group's net earnings in 2006. Consequently, we expect net income attributable to shareholders for the adidas Group to grow at double-digit rates from the 2005 level of € 383 million.

Consolidated Balance Sheet € in millions

	Mar. 31 2006	Mar. 31 2005[1]	Change in %	Dec. 31 2005	**Mar. 31, 2006 (excl. Reebok)**	Change in % (excl. Reebok)
Cash and cash equivalents	**268**	206	30.3	1,525	**376**	83.0
Short-term financial assets	**20**	238	(91.4)	61	**20**	(91.4)
Accounts receivable	**1,898**	1,182	60.6	965	**1,327**	12.2
Inventories	**1,586**	917	72.9	1,230	**1,188**	29.5
Other current assets	**590**	405	45.7	586	**453**	11.9
	4,363	2,948	48.0	4,367	**3,365**	14.1
Assets classified as held for sale	**-**	512	(100.0)	-	**-**	(100.0)
Total current assets	**4,363**	3,460	26.1	4,367	**3,365**	(2.8)
Property, plant and equipment, net	**676**	326	107.5	424	**433**	33.0
Goodwill, net	**1,570**	435	261.1	436	**438**	0.8
Other intangible assets, net	**1,851**	91	1,928.0	91	**87**	(4.7)
Long-term financial assets	**120**	111	7.7	114	**114**	2.7
Deferred tax assets	**526**	154	242.2	195	**201**	30.7
Other non-current assets	**169**	106	59.8	122	**153**	44.4
Total non-current assets	**4,912**	1,223	301.8	1,384	**1,426**	16.7
Total assets	**9,275**	4,683	98.1	5,750	**4,791**	2.3
Accounts payable	**765**	470	62.7	684	**645**	37.2
Income taxes	**362**	190	90.8	283	**287**	51.1
Accrued liabilities and provisions	**966**	593	62.8	634	**648**	9.3
Other current liabilities	**248**	174	42.4	190	**209**	20.1
	2,341	1,428	64.0	1,790	**1,790**	25.4
Liabilities classified as held for sale	**-**	158	(100.0)	-	**-**	(100.0)
Total current liabilities	**2,341**	1,586	47.6	1,790	**1,790**	12.8
Long-term borrowings	**3,240**	1,144	183.2	1,035	**0**[2]	(100.0)
Pensions and similar obligations	**150**	125	19.7	148	**150**	19.7
Deferred tax liabilities	**701**	70	898.9	42	**26**	(63.2)
Other non-current liabilities	**27**	29	(5.9)	22	**25**	(13.8)
Total non-current liabilities	**4,118**	1,368	201.0	1,248	**201**	(85.3)
Share capital	**130**	118	10.6	130	**130**	10.6
Reserves	**645**	(47)	1,461.1	700	**644**	1,459.6
Retained earnings	**1,999**	1,636	22.1	1,854	**1,992**	21.7
Shareholders' equity	**2,774**	1,707	62.5	2,684	**2,766**	62.1
Minority interests	**42**	22	91.7	28	**35**	58.7
Total equity	**2,816**	1,729	62.9	2,712	**2,801**	62.0
Total liabilities and equity	**9,275**	4,683	98.1	5,750	**4,791**	2.3

Rounding differences may arise in percentages and totals.
1) Restated due to application of amendment to IAS 19 and IAS 32. 2) Assuming a debt-free presentation.

Consolidated Income Statement € in millions

	1st Quarter 2006	1st Quarter 2005[1]	Change	1st Quarter 2006 (excl. Reebok)	Change (excl. Reebok)
Net sales	**2,459**	1,674	46.9%	**1,988**	18.8%
Cost of sales	**1,352**	869	55.5%	**1,050**	20.8%
Gross profit	**1,107**	805	37.6%	**938**	16.6%
(% of net sales)	**45.0%**	48.1%	(3.0pp)	**47.2%**	(0.9pp)
Royalty and commission income	**15**	10	48.8%	**13**	23.4%
Selling, general and administrative expenses	**836**	587	42.5%	**694**	18.3%
(% of net sales)	**34.0%**	35.0%	(1.1pp)	**34.9%**	(0.2pp)
Depreciation and amortization (excl. goodwill)	39	24	65.2%	**29**	23.0%
Operating profit	**248**	205	21.1%	**228**	11.4%
(% of net sales)	**10.1%**	12.2%	(2.1pp)	**11.5%**	(0.8pp)
Financial income	**21**	8	170.8%	-	-
Financial expenses	**49**	19	159.7%	-	-
Income before taxes	**220**	194	13.7%	-	-
(% of net sales)	**9.0%**	11.6%	(2.6pp)	-	-
Income taxes	**70**	64	9.8%	-	-
(% of income before taxes)	**31.8%**	32.9%	(1.1pp)	-	-
Net income from continuing operations	**150**	130	15.6%	-	-
(% of net sales)	**6.1%**	7.8%	(1.7pp)	-	-
Income from discontinued operations, net of tax	-	(22)	100.0%	-	-
Net income	**150**	108	38.8%	-	-
(% of net sales)	**6.1%**	6.5%	(0.4pp)	-	-
Net income attributable to shareholders	**144**	105	36.9%	-	-
(% of net sales)	**5.8%**	6.3%	(0.4pp)	-	-
Net income attributable to minority interests	**6**	3	102.2%	-	-
Basic earnings per share from continuing operations (in €)	**2.83**	2.76	2.5%	-	-
Diluted earnings per share from continuing operations (in €)	**2.67**	2.59	3.3%	-	-
Basic earnings per share from continuing and discontinued operations (in €)	**2.83**	2.29	23.7%	-	-
Diluted earnings per share from continuing and discontinued operations (in €)	**2.67**	2.15	24.1%	-	-

Rounding differences may arise in percentages and totals.
1) Restated due to application of IAS 32.

Consolidated Statement of Cash Flows € in millions

	1st Quarter 2006	1st Quarter 2005
Operating activities:		
Income before taxes	**220**	194
Adjustments for:		
Depreciation and amortization	**40**	24
Unrealized foreign exchange losses/(gains), net	**1**	(9)
Interest income	**(18)**	(6)
Interest expense	**47**	16
Operating profit before working capital changes	**290**	219
Increase in receivables and other current assets	**(364)**	(456)
Decrease in inventories	**36**	72
(Decrease)/Increase in accounts payable and other current liabilities	**(168)**	120
Cash used in operations	**(205)**	(45)
Interest paid	**(39)**	(19)
Income taxes paid	**(36)**	(61)
Net cash used in continuing operating activities	**(281)**	(124)
Net cash provided by discontinued operating activities	**-**	112
Net cash used in total operating activities	**(281)**	(11)
Investing activities:		
Purchase of goodwill and other intangible assets	**(10)**	(4)
Proceeds from sale of other intangible assets	**0**	2
Purchase of property, plant and equipment	**(37)**	(23)
Proceeds from sale of property, plant and equipment	**1**	2
Acquisition of subsidiaries net of cash acquired	**(2,634)**	0
Decrease in short-term financial assets	**40**	21
Increase in investments and other long-term assets	**(48)**	(12)
Interest received	**18**	6
Net cash used in investing activities	**(2,670)**	(8)
Financing activities:		
Increase in long-term borrowings	**1,703**	207
Dividends to minority shareholders	**(4)**	(2)
Exercised share options	**3**	6
Decrease in short-term borrowings	**0**	(186)
Net cash provided by financing activities	**1,702**	25
Effect of exchange rates on cash	**(8)**	4
(Decrease)/Increase in cash and cash equivalents	**(1,257)**	10
Cash and cash equivalents at beginning of year	**1,525**	196
Cash and cash equivalents at end of period	**268**	206

Rounding differences may arise in percentages and totals.

Consolidated Statement of Changes in Equity € in millions

	Share capital	Capital reserve	Cumulative translation adjustments	Hedging reserve	Other comprehensive income	Retained earnings	Total shareholders' equity	Minority interests	Total equity
Balance at December 31, 2004	**117**	**85**	**(133)**	**(46)**	**(11)**	**1,531**	**1,544**	**20**	**1,564**
Net income recognized directly in equity			20	30	0		50	1	52
Net income						105	105	3	108
Total recognized income and expense for the period			**20**	**30**	**0**	**105**	**155**	**5**	**160**
Dividend payment							0	(2)	(2)
Exercised share options	0	5					6		6
Acquisition of shares from minority shareholders							0		0
Exclusion from consolidation							0		0
Reclassifications of minorities in acccordance with IAS 32						2	2		2
Balance at March 31, 2005	**118**	**90**	**(113)**	**(16)**	**(11)**	**1,638**	**1,707**	**22**	**1,729**
Balance at December 31, 2005	**130**	**731**	**(58)**	**46**	**(19)**	**1,854**	**2,684**	**28**	**2,712**
Net income recognized directly in income			(26)	(32)	0		(58)	0	(58)
Net income						144	144	6	150
Total recognized income and expense for the period			**(26)**	**(32)**	**0**	**144**	**86**	**7**	**92**
Dividend payment							0	(4)	(4)
Exercised share options	0	3					3		3
Acquisition of shares from minority shareholders							0	1	1
Acquisition of Reebok – minority shareholders							0	10	10
Reclassifications of minorities in acccordance with IAS 32						1	1		1
Balance at March 31, 2006	**130**	**734**	**(84)**	**14**	**(19)**	**1,999**	**2,774**	**42**	**2,816**

Rounding differences may arise in percentages and totals.

Consolidated Statement of Recognized Income and Expense € in millions

	Mar. 31 2006	Mar. 31 2005
Net (loss)/gain on cash flow hedges, net of tax	**(30)**	30
Net loss on net investments in foreign subsidiaries, net of tax	**(1)**	(0)
Actuarial losses of defined benefit plans, net of tax	**0**	0
Expenses recognized for share option plans, net of tax	**0**	0
Currency translation	**(26)**	22
Net income recognized directly in equity	**(58)**	52
Income after taxes	**150**	108
Total income and expense recognized in the financial statements	**92**	160
Attributable to shareholders of adidas-Salomon AG	**86**	155
Attributable to minority interests	**7**	5

Rounding differences may arise in percentages and totals.

Notes to Consolidated Interim Financial Statements (IFRS) As at March 31, 2006

1 ::: Basis of Preparation

The unaudited consolidated interim financial statements of adidas-Salomon AG and its subsidiaries (collectively the "Group") for the first three months ending March 31, 2006 are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee effective as at March 31, 2006.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ending December 31, 2005; additionally, the Group applied IAS 34 "Interim Financial Reporting".

As of January 1, 2006, the Company adopted the amendments to IAS 39. It is believed that this standard will not have a material impact on the Group's financial position, results of operations or cash flows. All other amendments and new IFRS standards effective from January 1, 2006, are not relevant to the Group's operations. The Group is currently analyzing the potential impacts of new and revised standards that will be effective for financial years after December 31, 2006.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements. The comments contained therein also apply to the quarterly financial statements and are not repeated unless explicit reference is made to certain changes. The results of operations for the first three months ending March 31, 2006 are not necessarily indicative of results to be expected for the entire year.

2 ::: Seasonality

The sales of the Group in certain product categories are seasonal and therefore revenues and attributable earnings may vary within the fiscal year. As adidas and Reebok brand sales account for over 90% of the Group's net sales, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3 ::: Acquisitions of Subsidiaries

The adidas Group assumed full ownership of its subsidiary in India, adidas India Marketing Private Ltd., New Delhi, by purchasing the remaining 8.6% of shares effective January 17, 2006 for an amount of € 2 million.

Effective January 31, 2006, the adidas Group assumed control of Reebok International Ltd., Canton, Massachusetts (USA), with all its direct and indirect shareholdings. The purchase price for 100% of the shares of Reebok International Ltd. was US$ 3.8 billion (€ 3.2 billion), fully paid in cash.

The acquisition had the following effect on the Group's assets and liabilities:

Acquiree's Net Assets at the Acquisition Date € in millions

	Carrying Amount	Purchase Price Allocation	Fair Value
Cash and cash equivalents	543	-	543
Accounts receivable	521	-	521
Inventories	400	45	445
Other current assets	133	(7)	126
Property, plant and equipment, net	292	(45)	247
Other intangible assets, net	23	1,745	1,768
Long-term financial assets	3	4	7
Deferred tax assets	283	(1)	282
Other non-current assets	16	-	16
Borrowings	(507)	-	(507)
Accounts payable	(109)	-	(109)
Income taxes	(53)	-	(53)
Accrued liabilities and provisions	(313)	(85)	(398)
Other current liabilities	(186)	-	(186)
Deferred tax liabilities	(92)	(564)	(656)
Other non-current liabilities	(2)	-	(2)
Minority interests	(10)	-	(10)
Net assets	**942**	**1,092**	**2,034**
Goodwill arising on acquisition			1,143
Purchase price settled in cash			**3,177**
Cash and cash equivalents acquired			543
Cash outflow on acquisition			**2,634**

4 ::: Discontinued Operations

On May 2, 2005, the Group announced the divestiture of the Salomon business segment to Amer Sports Corporation. The transaction was formally completed on October 19, 2005, with effect from September 30, 2005.

Analysis of the result of discontinued operations € in millions

	Q1 2006	Q1 2005
Net sales	–	104
Expenses	–	130
Income from discontinued operations before taxes	–	**(26)**
Income taxes	–	(4)
Income from discontinued operations after taxes	–	**(22)**
Gain/(loss) recognized on the measurement to fair value less cost to sell	–	–
Income taxes	–	–
Gain/(loss) recognized on the measurement to fair value less cost to sell, net of tax	–	–
Income from discontinued operations, net of tax	–	**(22)**
Basic earnings per share from discontinued operations (€)	–	(0.47)
Diluted earnings per share from discontinued operations (€)	–	(0.44)

During the first three months of 2005, discontinued operations used cash in investing activities and financing activities in an amount of € 3 million and € 7 million, respectively.

The related assets and liabilities have been classified as held for sale.

Assets/Liabilities Classified as Held for Sale € in millions

	2005
Accounts receivable and other current assets	130
Inventories	157
Fixed assets	194
Other non-current assets	31
Assets classified as held for sale	**512**
Accounts payable and other current liabilities	69
Accrued liabilities and provisions	78
Pensions and similar obligations	7
Other non-current liabilities	4
Liabilities classified as held for sale	**158**

5 ::: Earnings Per Share

Basic earnings per share are calculated by dividing net income by the weighted average number of outstanding shares during the period.

Dilutive potential shares have arisen under the Management Share Option Plan of adidas-Salomon AG (MSOP), which was implemented in 1999, and the convertible bond issued in October 2003 as the required conversion criteria were fulfilled at the end of December 2004.

Earnings Per Share

	Q1 2006	Q1 2005
Net income attributable to shareholders (€ in millions)	144	105
Weighted average number of shares	50,815,212	45,935,547
Basic earnings per share (€)	**2.83**	**2.29**
Net income attributable to shareholders (€ in millions)	144	105
Interest expense on convertible bond (net of taxes) (€ in millions)	3	3
Net income used to determine diluted earnings per share (€ in millions)	**147**	**108**
Weighted average number of shares	50,815,212	45,935,547
Weighted share options	90,043	100,248
Assumed conversion convertible blond	3,921,569	3,921,569
Weighted average number of shares for diluted earnings per share	**54,826,824**	**49,957,364**
Diluted earnings per share (€)	**2.67**	**2.15**

For the calculation of earnings per share from continuing and discontinued operations, the weighted average number of shares as presented above has been used.

6 ::: Segmental Reporting

In comparison to the 2005 Annual Report there is a new separate segment for the acquired Reebok business which includes the brands Reebok, Rockport, CCM, Koho, Jofa and Rbk Hockey. Additionally, the TaylorMade-adidas Golf segment includes the Greg Norman brand.

Financial information in accordance with the management approach is presented on pages 36–37 of this report.

7 ::: Shareholders' Equity

In January 2006, the nominal capital of adidas-Salomon AG was increased by a further € 141,568 as a result of the exercise of 55,300 stock options and the issuance of 55,300 no-par-value bearer shares associated with the thirteenth exercise period of Tranche I (1999), the eleventh exercise period of Tranche II (2000), the eighth exercise period of Tranche III (2001), the fifth exercise period of Tranche IV (2002) and the second exercise period of Tranche V (2003) of the Management Share Option Plan. On February 17, 2006, the nominal capital of adidas-Salomon AG therefore amounted to € 130,091,660.80 and is divided into 50,817,055 no-par-value bearer shares. Capital reserves thus increased by € 2,830,920 in 2006.

8 ::: Subsequent Events

With regard to Group-specific matters, on April 11, 2006, the adidas Group and the National Basketball Association signed an 11-year strategic global merchandising partnership that will make the adidas brand the official uniform and apparel provider for the NBA, the Women's National Basketball Association (WNBA) and the NBA Development League (D-League) beginning with the 2006-07 NBA season. This comes as a result of the Group's January 2006 acquisition of Reebok International Ltd., the NBA's exclusive uniform and apparel provider since 2001 and includes rights to sell apparel as well as casual and performance footwear in the USA, Canada, Europe and Asia. The Reebok brand will continue to be a global marketing partner of the NBA and will maintain the ability to create NBA branded footwear.

Between the end of the first quarter of 2006 and the publication of this report on May 9, 2006, there were no other major Group-specific matters which we expect to influence our business materially going forward.

Herzogenaurach, May 9, 2006 ::: The Executive Board of adidas-Salomon AG

Segmental Information by Brand € in millions

	1st Quarter 2006	1st Quarter 2005	Change
adidas			
Net sales	**1,776**	1,512	17.4%
Gross profit	**828**	713	16.1%
Gross margin	**46.6%**	47.1%	(0.5pp)
Operating profit	**279**	258	8.4%
Reebok[1]			
Net sales	**454**	-	-
Gross profit	**162**	-	-
Gross margin	**35.7%**	-	-
Operating profit	**17**	-	-
TaylorMade-adidas Golf[2]			
Net sales	**201**	149	34.5%
Gross profit	**86**	64	35.0%
Gross margin	**42.9%**	42.7%	0.1pp
Operating profit	**2**	(1)	549.6%
HQ/Consolidation			
Net sales	**28**	13	122.7%
Gross profit	**31**	28	12.6%
Operating profit	**(51)**	(52)	2.9%
Total continuing operations			
Net sales	**2,459**	1,674	46.9%
Gross profit	**1,107**	805	37.6%
Gross margin	**45.0%**	48.1%	(3.0pp)
Operating profit	**248**	205	21.1%
Discontinued operations			
Net sales	**-**	104	(100.0%)
Gross profit	**-**	29	(100.0%)
Gross margin	**-**	27.9%	(100.0%)
Operating profit	**-**	(25)	100.0%
Total			
Net sales	**2,459**	1,778	38.3%
Gross profit	**1,107**	834	32.8%
Gross margin	**45.0%**	46.9%	(1.9pp)
Operating profit	**248**	179	38.1%

Rounding differences may arise in percentages and totals.
1) Only includes two months of the three-month period.
2) 2006 figures include Greg Norman apparel business.

Segmental Information by Region € in millions

	1st Quarter 2006 [1]	1st Quarter 2005	Change in %
Europe			
Net sales	**1,067**	881	21.1
North America			
Net sales	**759**	357	112.8
Asia			
Net sales	**474**	354	34.1
Latin America			
Net sales	**126**	68	84.8
HQ/Consolidation			
Net sales	**32**	14	127.7
Total continuing operations			
Net sales	**2,459**	1,674	46.9
Discontinued operations			
Net sales	**-**	104	(100.0)
Total			
Net sales	**2,459**	1,778	38.3

Rounding differences may arise in percentages and totals.
1) Including Reebok business segment from February 1, 2006 onwards.

Executive Board

Herbert Hainer
Chairman and Chief Executive Officer

Glenn Bennett
Global Operations

Robin J. Stalker
Finance

Erich Stamminger
adidas brand President and CEO

Supervisory Board

Henri Filho
Chairman

Dr. Hans Friderichs
Deputy Chairman

Fritz Kammerer[1]
Deputy Chairman

Sabine Bauer[1]

Dr. iur. Manfred Gentz

Igor Landau

Roland Nosko[1]

Hans Ruprecht[1]

Willi Schwerdtle

Heidi Thaler-Veh[1]

Christian Tourres

Klaus Weiß[1]

1) Employee representative

Biographical information on Executive Board members as well as mandates for all members of both the Executive and Supervisory Boards are available in the 2005 annual report and at www.adidas-Group.com.

Financial Calendar 2006

March 2
2005 Full Year Results ::: Analyst and press conferences ::: Press release, conference call and webcast

April 11
Investor Day – adidas Group Strategy and Brand Positioning ::: Webcast

May 9
First Quarter 2006 Results ::: Press release, conference call and webcast

May 11
Annual General Meeting in Fürth (Bavaria), Germany ::: Webcast

May 12
Dividend paid[1]

August 9
First Half 2006 Results ::: Press release, conference call and webcast

November 9
Nine Months 2006 Results ::: Press release, conference call and webcast

1) Subject to Annual General Meeting approval

adidas Group
Adi-Dassler-Str. 1 ::: 91074 Herzogenaurach ::: Germany
Tel: +49 (0) 9132 84-0 ::: Fax: +49 (0) 9132 84-2241
www.adidas-Group.com

Investor Relations
Tel: +49 (0) 9132 84-2920 / 3584 ::: Fax: +49 (0) 9132 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Group.com/investors

adidas is a member of DAI (German Share Institute),
DIRK (German Investor Relations Association)
and NIRI (National Investor Relations Institute, USA).

This report is also available in German.
For further adidas publications,
please see our corporate website.

Concept and Design
häfelinger+wagner design, Munich

Exemption No. 82-4278
Attachment No. 10

adidas
GROUP

For immediate release **June 2, 2006**

adidas Share Split To Become Effective on June 6, 2006

Herzogenaurach – adidas AG announced that the share split approved by the Annual General Meeting on May 11, 2006 will become effective on June 6, 2006.

The adidas AG share is currently among the nominally highest valued shares in the DAX-30. The share split is intended to enhance the liquidity of the share especially among private investors. "This share split will ensure that consumers who use and enjoy our products every day are able to invest even more easily in our company", commented Herbert Hainer, Chairman and CEO of adidas AG.

On June 6, 2006, prior to market opening, each existing share will be divided into four adidas AG shares. The registered nominal capital of the adidas AG amounting to € 203,268,220 will be divided into 203,268,220 no-par-value bearer shares. As no new shares were issued, there will be no dilutive effect.

The adidas Group is one of the global leaders in the sporting goods industry offering a wide range of products around the three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has approximately 25,000 employees worldwide and generates sales of about € 9.5 billion.

Media/IR Contacts:

Media Relations
Jan Runau
Chief Corporate Communication Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

Please visit our corporate website: www.adidas-Group.com

adidas GROUP

scoring on all fields

First Half Year Report 2006



Contents

adidas Group Segmental Information € in millions

	1st Half Year 2006	1st Half Year 2005	Change	**2nd Quarter 2006**	2nd Quarter 2005	Change
adidas						
Net sales	**3,308**	2,816	17.5%	**1,532**	1,304	17.5%
Gross profit	**1,537**	1,283	19.7%	**709**	571	24.3%
Operating profit	**414**	350	18.2%	**135**	92	45.7%
Number of employees at end of period	**13,652**	11,472	19.0%	**13,652**	11,472	19.0%
Reebok						
Net sales[1]	**1,050**	–	–	**595**	–	–
Gross profit[1]	**352**	–	–	**190**	–	–
Operating profit[1]	**13**	–	–	**(4)**	–	–
Number of employees at end of period	**7,716**	–	–	**7,716**	–	–
TaylorMade-adidas Golf[2]						
Net sales	**464**	351	32.3%	**264**	202	30.6%
Gross profit	**205**	163	25.1%	**119**	100	18.9%
Operating profit	**35**	29	19.5%	**33**	30	9.1%
Number of employees at end of period	**1,413**	1,252	12.9%	**1,413**	1,252	12.9%

1) Only includes five months of the six-month period.
2) 2006 figures include Greg Norman apparel business.

First Half Year Net Sales
€ in millions


2002 3,144
2003 3,061
2004[1] 2,906
2005[1] 3,190
2006[2] 4,887

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

First Half Year Net Income Attributable to Shareholders
€ in millions


2002 68
2003 83
2004[1] 116
2005[1] 171
2006[2] 226

1) Includes continuing and discontinued operations.
2) Including Reebok business segment from February 1, 2006 onwards.

Financial Highlights (IFRS)[1]

	1st Half Year 2006[2]	1st Half Year 2005	Change	2nd Quarter 2006[2]	2nd Quarter 2005	Change
Operating Highlights (€ in millions)						
Net sales	**4,887**	3,190	53.2%	**2,428**	1,516	60.1%
Operating profit	**420**	357	17.7%	**173**	152	13.2%
Net income attributable to shareholders[3]	**226**	171	31.9%	**82**	66	24.0%
Key Ratios (%)						
Gross margin	**44.8**	48.5	(3.7pp)	**44.6**	49.0	(4.3pp)
Operating expenses as a percentage of net sales	**37.0**	38.0	(1.0pp)	**38.5**	39.7	(1.2pp)
Operating margin	**8.6**	11.2	(2.6pp)	**7.1**	10.1	(2.9pp)
Effective tax rate	**32.9**	33.3	(0.4pp)	**34.8**	33.8	1.0pp
Net income attributable to shareholders[3] as a percentage of net sales	**4.6**	5.4	(0.7pp)	**3.4**	4.4	(1.0pp)
Operating working capital as a percentage of net sales	**25.7**	24.9	0.8pp	**25.7**	24.9	0.8pp
Equity ratio	**29.3**	36.5	(7.2pp)	**29.3**	36.5	(7.2pp)
Financial leverage	**107.3**	34.0	73.4pp	**107.3**	34.0	73.4pp
Balance Sheet and Cash Flow Data (€ in millions)						
Total assets	**8,999**	4,939	82.2%	**8,999**	4,939	82.2%
Inventories	**1,754**	1,148	52.8%	**1,754**	1,148	52.8%
Receivables and other current assets	**2,280**	1,461	56.1%	**2,280**	1,461	56.1%
Working capital	**1,863**	1,876	(0.7%)	**1,863**	1,876	(0.7%)
Net borrowings	**2,829**	613	361.4%	**2,829**	613	361.4%
Shareholders' equity	**2,636**	1,804	46.1%	**2,636**	1,804	46.1%
Capital expenditure	**102**	86	19.1%	**57**	56	0.7%
Net cash (used in)/provided by operating activities[4]	**(68)**	187	(136.3%)			
Per Share of Common Stock[5] (€)						
Basic earnings per share[3]	**1.11**	0.93	19.2%	**0.40**	0.36	12.1%
Diluted earnings per share[3]	**1.06**	0.88	19.6%	**0.39**	0.34	12.7%
Operating cash flow per share from continuing operations	**(0.33)**	0.63	153.1%			
Share price at end of period	**37.38**	34.63	7.9%	**37.38**	34.63	7.9%
Other (at end of period)						
Number of employees	**25,167**	15,002	67.8%	**25,167**	15,002	67.8%
Number of shares outstanding[5]	**203,270,180**	184,094,620	10.4%	**203,270,180**	184,423,413	10.2%
Average number of shares[5]	**203,264,904**	183,753,052	10.6%	**203,624,182**	184,423,413	10.4%

Rounding differences may arise in percentages and totals.
1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005 unless otherwise stated.
2) Including Reebok business segment from February 1, 2006 onwards.
3) Includes income from continuing and discontinued operations.
4) Includes discontinued operations.
5) Figures adjusted for 1:4 share split conducted on June 6, 2006.

Operational and Sporting Highlights Second Quarter 2006

April TaylorMade unveils two new premium golf balls, the TaylorMade TP Red™ and the TaylorMade TP Black™, which only 10 weeks after their introduction score their first victory at the LPGA Championships.


TaylorMade
1

April adidas and the NBA sign an 11-year strategic global merchandising partnership that will make adidas the official uniform and apparel provider for the NBA from the 2006/07 NBA season onwards.

April Reebok announces the signing of a multi-year partnership with French national team striker Thierry Henry.



May The adidas Group selects Carat as its media partner to handle the planning and buying of media for both the adidas and Reebok brands worldwide, which will help the Group achieve its targeted cost synergies.

May Reebok, the Official Outfitter of the NFL, signs a multi-year partnership with one of the most talked-about players in the NFL Draft, Vince Young, reinforcing the brand's sports performance platform.



May adidas successfully completes the retail introduction of the adicolor Heritage concept which started with the White Series in March.



May/June The adidas Group announces that it will take over distribution rights for Reebok from the current distributors in Russia and China, marking a key step towards achieving the targeted revenue synergies.



June Justine Henin-Hardenne wins the French Open at Roland Garros for the third time without losing a set during the two-week tournament.

June TaylorMade ranks No. 1 in hybrid use on the PGA Tour and No. 1 in hybrid sales in the USA.



June adidas and UEFA sign a long-term partnership granting adidas global sponsorship rights for the UEFA EURO 2008™ and extend their UEFA Champions League partnership.



June adidas Investor Relations ranks number one in the luxury goods segment in the annual European IR study conducted by Institutional Investor Research Group.



June CCM players Joe Thornton and Alexander Ovechkin win the NHL awards as MVP and Rookie of the Year, respectively.

World Cup Highlights



adidas presents the adidas WORLD OF FOOTBALL, a 40,000 square meter football park in front of the German parliamentary building, featuring a replica of Berlin's Olympic Stadium as a public viewing area.



adidas presents the 32 +F50 TUNIT™ football boots inspired by the team colors of the 32 nations participating in the 2006 FIFA World Cup™.



adidas amazes the world with spectaculars such as a giant-size Oliver Kahn diving over a four-lane airport highway in Munich.





According to German market research institute Sport+Markt and media monitoring agency Factiva, adidas is the most recognized World Cup sponsor and leads all World Cup PR rankings.



68 teams from all continents participate in the World Finals of the adidas +Challenge, the biggest grassroots program in adidas history.



Accompanied by Franz Beckenbauer, Herbert Hainer hands over the first +Teamgeist™ Berlin for the World Cup final to German Chancellor Angela Merkel.





At the fan fest in Berlin, more than half a million people together with the team and their coach Jürgen Klinsmann celebrate the huge success of the German national team during the tournament.



With three participating teams in the quarter-final round, two in the semi-final and one in the final, adidas underscores its role as the dominant football brand.



Wearing personalized "Golden Boots" specially produced for his final tournament as an active player, Zinédine Zidane wins the adidas Golden Ball, the official FIFA trophy for the "Best Player of the Tournament".





Herbert Hainer

for our shareholders

The adidas Group had an outstanding first half in 2006, paced by two very successful initiatives – the 2006 FIFA World Cup™ in Germany and the integration of the Reebok business. As the Official Sponsor, Supplier and Licensee of the 2006 FIFA World Cup™, adidas was at the forefront of the most widely viewed sporting event in the world. Using some of the most innovative and talked-about marketing efforts ever, adidas broke industry sales records in the football category. And at Reebok, five months after the acquisition, integration work is well on track and the adidas Group has made important strides to ensure the achievement of the targeted revenue and cost synergies.

In the following interview, Herbert Hainer, Chairman and CEO of adidas AG, discusses financial and operational highlights of the first six months of 2006 as well as the Group's strategic priorities for the remainder of the year.

Mr. Hainer, the 2006 FIFA World Cup™ was an outstanding experience for people in Germany and around the world. It appears to have been a huge success for adidas as well. How would you characterize the event?

In every respect, this World Cup was a one-of-a-kind event – not only for adidas, but also in terms of the spirit it generated in Germany. And there is no doubt that adidas was a clear winner at the World Cup. In every aspect we raised our game. We broke sales records, delivered top product to market and drove brand communication to a new level. We clearly scored with consumers, exceeding our own ambitious goals by increasing football sales by more than 30% and are on track to break the industry's previous € 1 billion ceiling for the full year in the performance football category. We will deliver all kinds of sales records, including more than 15 million +Teamgeist™ footballs, over 3 million national team jerseys, over 1 million official licensed products and more than 1 million pairs of +Predator® Absolute football boots. More football players in the tournament chose to wear adidas product than any other brand and, according to Nielsen Sports, Factiva and Sport+Markt, we had the strongest brand recognition of any company associated with the event. I am really proud of these results, but what I particularly loved about this World Cup was the passion our team at adidas showed for over two years preparing for the event and delivering many unexpected and ground-breaking activities that really show the creativity, innovation and excitement of our core brand.

Now that the World Cup is over, how will you keep the tremendous momentum going?

World Cup excitement clearly paced our strong top-line development in the first half of 2006. But, for the rest of the year, we also expect continued strong sales development. In Western Europe, growth will return to a more normalized level. Our biggest challenge will be the UK, where the retail landscape will continue to be tough for all brands in our industry. However, this doesn't mean we don't see exciting opportunities there. Our new partnerships with Chelsea FC and Liverpool FC will have a positive impact on both football and UK sales in the next six months. And globally, our next big product initiatives are ready to hit the market. Here our focus is on running, women's and basketball. Running will be our Group's most important category in 2007, supported by strong product and brand communication initiatives. You'll see the first of these already in the second half of 2006, including the market launch of adidas' first integrated training system created in our partnership with Polar and a visible extension of Reebok's Premier Series line, which includes the award-winning Trinity KFS. In women's, we also have exciting new products this fall in the Stella, Adilibria and Fuse collections at adidas. In fact, Adilibria has the highest sell-ins of any women's range ever at adidas. Both Reebok and TaylorMade are making important strides here, too, with Reebok's new Scarlett Johansson line, Scarlett "Hearts" Rbk, set to debut in spring 2007 and TaylorMade's women's version of the R7 Draw to be launched in December this year.

When it comes to North America, the first half was impressive for adidas and TaylorMade, but can you keep this momentum going?

We're very proud of what we've achieved so far this year in North America. But there are a lot of question marks at the moment with respect to US consumer spending in general and for our industry in particular. Many retailers are cautious on how to best position themselves for back-to-school and the rest of the year given the uncertainties in

the economic climate. In the basketball category – a key sports category in North America – there has been significant pressure this year with adidas being an exception to the otherwise downwards-trending category. Many retailers recently have also discussed the shift towards more fashion-oriented lifestyle products at the expense of marquee products. So it looks like a challenging environment in North America for everyone in the industry. But we haven't slowed our efforts to underline our profile as the sports performance group. I believe the adidas basketball offering for the coming fall season, in particular the new NBA apparel collection, is our strongest and most innovative ever. And we will continue to move from strength to strength in the Sport Heritage division. At TaylorMade, our dominance in metalwoods will continue with new product offerings in the second half of the year. As a result, both these segments will deliver double-digit full year sales growth. And at Reebok, we are working hard to improve the product line and tighten distribution. Although we still have lots of work to do, I am confident we will begin to see improving momentum by the end of the year.

Would you also give us an update on your business in Asia?

Asia continues to be a major growth driver for the Group with double-digit sales increases coming from all our brands and in virtually all markets. Japan is central to the success of our Asian business and with adidas revenues growing nearly 20% in the first half on the back of our excellent apparel offering, we are expanding our market leadership position there. In the fast-growing Chinese market, adidas continues to deliver strong double-digit sales increases. Our major role as Official Sportswear Partner for the 2008 Beijing Olympics will only increase our momentum in this market going forward. You may have seen that during the quarter we announced that we bought Reebok's distribution and licensing rights in that market. This will open a significant opportunity for the brand starting in 2007. And we shouldn't overlook TaylorMade-adidas Golf either, with Asian sales up over 20% year-to-date based on impressive gains in Japan and Korea.

Speaking of the golf business, TaylorMade-adidas Golf posted strong top-line growth in the first half of the year, but margins declined. What is the reason for the decrease in profitability?

At TaylorMade-adidas Golf, year-to-date sales are up around 30% with solid growth coming from all product categories. We had several successful product launches including the r7® 460 driver and our two new premium golf balls, the TaylorMade TP Red™ and the TaylorMade TP Black™. But the golf market today is highly competitive, particularly in North America, and most of our competitors have become very aggressive with price reductions. This is something we recognized as a threat to our performance-oriented market proposition and therefore in June we took measures to protect our market share. As the clear leader in the metalwoods category with particular strength in premium product at the industry's highest price points, we chose to implement a short-term promotional strategy that allowed us to protect the integrity of those premium price points. In order to foster market share growth across our entire range of products, we set up a program which introduced the consumer to other hardware categories by providing free products with the purchase of our metalwoods. While this had a temporary negative impact on the gross margin, I am confident this was the best way to expand brand awareness and market share in the key metalwoods category and preserve long-term brand prestige.

How is the Reebok integration progressing?

We could not be more pleased with the progress we have made so far in the integration process. When we announced this acquisition, we said that the initiatives at the Reebok brand to achieve revenue and cost synergies are critical in the integration process, and I believe we have made strong progress on this front. We have our new, very experienced management team in place and have passed all day-to-day management responsibilities to line management. To help us realize cost savings on the media buying side going forward, we have chosen Carat as our global media buying partner for both the adidas and Reebok brands. Additionally, we recently reached agreements to buy out Reebok's current distribution partners not only in China, as I mentioned earlier, but also in Russia – Europe's fastest-growing sporting goods market. As a result, we'll be able to take direct control of the brand's distribution and licensing rights from the beginning of next year. We still have a lot of work ahead of us, but we are definitely on the right track. I believe we are making the right decisions to ensure a successful turnaround of the Reebok brand and to establish a new growth platform for the whole Group in 2007 and beyond.

Finally, what does your full year guidance look like for 2006?

As a result of integrating Reebok for the first time, our Group's top line will grow at strong double-digit rates this year. But even more exciting is the better-than-anticipated development of both adidas and TaylorMade-adidas Golf in the first half of the year, so we now expect sales for the Group excluding Reebok to grow between 10 and 12%. And our profitability is developing right in line with our expectations, so that I am confident we will grow the bottom line for the combined Group at double-digit rates to approaching € 500 million.

Mr. Hainer, thank you for this interview.

Our Share

After a strong start into the year, the world's stock markets suffered significant losses in the second quarter of 2006. Concerns regarding future interest rate developments and further commodity price increases, notably oil, depressed the investment climate. Consequently, the adidas share as well as the DAX-30 and the MSCI World Textiles, Apparel & Luxury Goods Index decreased in the first six months of the year.

The adidas Share

Number of shares outstanding	
first half year average	203,264,904
at June 30	203,270,180[1]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	All German stock exchanges
Stock registration number (ISIN)	DE0005003404
Stock symbol	ADS, ADSG
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe

1) All shares carry full dividend rights.

Historical Performance of the adidas Share and Important Indices at June 30, 2006 in %

	Year-to-date	1 year	3 years	5 years	10 years
adidas	(7)	8	101	107	128
DAX-30	5	24	76	(6)	122
MSCI World Textiles, Apparel & Luxury Goods	4	17	97	79	65

Mixed Share Price Development in First Half of 2006

After a strong start in January, the performance of the adidas share was subsequently negatively affected by concerns regarding Reebok's short-term business outlook and overall market conditions. These negative factors were only partly offset by the Group's positively perceived quarterly results and positive news surrounding adidas' football sales. As a result, the adidas share price decreased 7% during the first six months of 2006, underperforming the DAX-30 and the Morgan Stanley Capital International (MSCI) World Textiles, Apparel & Luxury Goods Index. The former, Germany's premiere stock index, increased 5% while the latter, which comprises the Group's major competitors, gained 4% during the reporting period. Over the 12-month period ending June 30, the adidas share increased 8%, whereas the DAX-30 gained 24% and the MSCI World Textiles, Apparel & Luxury Goods Index increased 17%.

Share Price Under Pressure in Second Quarter

After a positive first quarter, our share price increased solidly at the beginning of the second quarter. Management's comments on adidas' football sales in connection with the 2006 FIFA World Cup™ and expected positive updates on synergy potential from the Reebok acquisition supported our share price development before the Group's Investor Day on April 11. After concerns regarding Reebok's business outlook burdened our share later in the month, speculation before our earnings release lifted the share price in early May. The release of the Group's quarterly earnings confirmed market speculation and resulted in a strong increase of the adidas share price on the day of the announcement. Subsequently, the adidas share declined in line with the overall market, which was significantly depressed upon fears of rising inflation in the USA and Europe as well as rising commodity prices. In the second half of June, the improving business climate and consumer confidence in Germany and strong merger and acquisition activity stimulated the stock markets. Our share price also increased in light of adidas' successful sponsoring activities for the 2006 FIFA World Cup™ and unprecedented brand awareness around the event. Following the announcement of the buyback of Reebok's distribution rights in Russia, the announced buyback of distribution rights for the Reebok brand in China was widely perceived as another important step towards the realization of the projected revenue synergies from the acquisition. The adidas share closed the quarter at € 37.38, representing a decline of 8% compared to the end of the first quarter. The DAX-30 and the MSCI World Textiles, Apparel & Luxury Goods Index declined 5% and 3% respectively over the same period.

Dividend of € 1.30 Per Share Approved by Annual General Meeting

Following approval by the Annual General Meeting on May 11, 2006, a € 1.30 dividend per share for the fiscal year 2005 was paid to our shareholders on May 12, 2006. Due to the increase in the number of shares outstanding after the Group's capital increase in November 2005, the stable dividend implies an 11% increase in the total payout to € 66 million, reflecting a payout ratio of 17%. The adidas Group will continue to pay out between 15 and 25% of consolidated net income.

Share Price Development in 2006[1]


110
100
90
80
Dec. 31, 2005
June 30, 2006
— adidas
— DAX-30
— MSCI World Textiles, Apparel & Luxury Goods

1) Index: December 31, 2005 = 100

adidas Shares Trade Under New Name

As a result of the divestiture of the Salomon business segment, which was deconsolidated at the beginning of the fourth quarter of 2005, our corporate name was changed from "adidas-Salomon AG" to "adidas AG". Accordingly, since June 6, 2006, our shares are listed under the new company name "adidas AG". Nonetheless, the shares continue to be traded under the international security identification number (ISIN) DE0005003404. The trading symbol remains ADS.DE and ADSG.DE.

Share Split Conducted on June 6

Due to the strong performance in recent years, our share had been among the nominally highest valued shares in the DAX-30. Our Group therefore conducted a share split to further enhance the attractiveness of our share especially among private investors. Our shareholders approved this transaction at the Group's Annual General Meeting with an overwhelming majority of 99.99%. Following the approval, the split became effective on June 6, 2006. Prior to market opening, each existing share was divided into four adidas AG shares. As a result, the number of shares outstanding increased to 203,270,180. As no new capital was raised, there was no dilutive effect.

Directors' Dealings Reported on Corporate Website

Purchase or sale transactions of adidas AG shares (ISIN DE0005003404) or related financial instruments, as defined by § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz), conducted by members of our Executive or Supervisory Boards, by key executives or by any person in close relationship with these persons are reported on our website www.adidas-Group.com/directors_dealings. In the second quarter, adidas AG received notification of the following transactions: Christian Tourres, member of the Supervisory Board, sold 700 shares in April and purchased a total of 40,000 shares in May. Herbert Hainer, Chairman and CEO of adidas AG, purchased a total of 2,800 shares in June.

Group Business Performance

In the first half of 2006, the adidas Group again delivered outstanding top-line growth. Currency-neutral sales for the adidas Group increased 49%, driven by the first-time consolidation of the Reebok business as well as strong development of the adidas and TaylorMade-adidas Golf segments. Sales for the adidas Group excluding Reebok grew by 16% on a currency-neutral basis. In euro terms, revenues of the adidas Group grew 53% to € 4.887 billion in the first half of 2006 from € 3.190 billion in 2005. The Group's gross profit increased 42% to reach € 2.191 billion in the first half of 2006 versus € 1.547 billion in 2005. The Group's gross margin, however, declined 3.7 percentage points to 44.8% in 2006 (2005: 48.5%), primarily as a result of the first-time consolidation of the Reebok business. The Group's operating profit increased 18% to € 420 million in the first six months of 2006 versus € 357 million in 2005. However, the Group's operating margin declined 2.6 percentage points to 8.6% from 11.2% in 2005, mainly impacted by the first-time consolidation of the Reebok business. Net income from continuing operations of the adidas Group grew 4% to € 234 million in 2006 from € 224 million in 2005 despite the financing of the Reebok acquisition, which partly offset the strong operating profit increase. The Group's net income attributable to shareholders from continuing and discontinued operations increased 32% to € 226 million from € 171 million in 2005. Basic earnings per share from continuing and discontinued operations increased 19% to € 1.11 in the first half of 2006 versus € 0.93 in 2005.

Economic and Sector Development

Global Economy Remains on Growth Track in Second Quarter

The world economy continued to develop positively in the second quarter of 2006 despite further increases in global energy and commodity prices. The European economy continued to expand in the second quarter of the year, mainly as a result of stronger exports. However, domestic demand and investment activity remained somewhat mixed throughout the region. In the USA, economic growth was largely unaffected by the tightening monetary policies the Federal Reserve Bank adopted. Industrial production and private consumption remained strong. Asian economies showed robust growth. The Japanese economy continued to grow as private consumption increased markedly. In China, economic growth remained buoyant due to strong private and corporate demand. On the back of vibrant export activity, the region's emerging markets performed robustly. In Latin America, resilient private consumption and vigorous growth of exports drove strong economic development across the region.

Solid Development of Global Sporting Goods Industry

The global sporting goods industry grew solidly in the second quarter of 2006. In Europe, excitement around the 2006 FIFA World Cup™ led to higher football sales especially of those brands strongly involved in the event and outfitting the national teams. However, the UK remained highly competitive with *declining average selling prices at retail, and the oversaturation* of the French market continued. In North America, the sporting goods industry experienced a mixed quarter. High-end performance products continued to enjoy strong demand, whereas in the mid-price footwear market consumer taste shifted from athletic products towards more fashion-oriented styles. In Asia, the sporting goods industry developed *positively especially in the region's emerging markets.* The Japanese market continued to be highly competitive and grew only moderately. In Latin America, demand for sporting goods remained strong as private consumption stayed on high levels.

Quarterly Consumer Confidence Development by Region[1]


130
100
70
Jun. 05
Sep. 05
Dec. 05
Mar. 06
Jun. 06

— USA, Source: Conference Board
— Euro Zone, Source: European Commission
— Japan, Source: Economic and Social Research Institute, Government of Japan

1) Index: June 30, 2005 = 100

Exchange Rate Development[1] € 1 equals

	Average rate 2005[2]	Q3 2005	Q4 2005	Q1 2006	Q2 2006	**Average rate 2006[2]**
USD	1.2860	1.2042	1.1797	1.2104	1.2713	**1.2297**
JPY	136.23	136.25	138.9	142.42	145.75	**142.17**
GBP	0.6860	0.6820	0.6853	0.6964	0.6921	**0.6873**

1) Spot rates at quarter-end
2) Average rate for the first half year

Income Statement

First-Time Consolidation of the Reebok Business Segment

The business of Reebok International Ltd. (USA) and its subsidiaries is consolidated within the adidas Group as of February 1, 2006. The performance of this business is shown in the Reebok segment, including the brands Reebok, Rockport, Jofa, CCM, Koho and Rbk Hockey. Reebok's results are not comparable with last year's reported results, as only five months of Reebok's results are consolidated and the Greg Norman business has been transferred from the Reebok to the TaylorMade-adidas Golf segment. In addition, the comparability of current year results with the prior year is not meaningful as the applicable accounting standards have changed from US-GAAP to IFRS and significant negative impacts related to purchase price allocation are included in the reported results. Accounting changes at Reebok relate, for example, to the classification of leases and the harmonization of the useful lives of tangible and intangible assets. As a result, comparable prior year figures are only shown on a sales level in the Reebok section of this report. However, as Reebok was not part of the adidas Group in 2005, these figures were not included in the reported prior year results of the adidas Group.

adidas Group Currency-Neutral Sales Grow 59% in Q2

Second quarter net sales for the Group increased 59% on a currency-neutral basis, driven by the consolidation of the Reebok business segment as well as double-digit growth of both adidas and TaylorMade-adidas Golf. Sales for the adidas Group excluding Reebok increased 20% on a currency-neutral basis, with double-digit sales increases coming from all regions. In euro terms, Group revenues grew 60% to € 2.428 billion in the second quarter of 2006 from € 1.516 billion in 2005. Sales for the adidas Group excluding Reebok grew 20% in euro terms to € 1.812 billion in 2006 from € 1.516 billion in the prior year.

Double-Digit Growth in Second Quarter Driven by Both adidas and TaylorMade-adidas Golf

From a brand perspective, currency-neutral adidas revenues increased 18% during the second quarter of 2006. In addition to strong sales around the 2006 FIFA World Cup™, sales growth was driven by increases in nearly all Sport Performance categories as well as double-digit growth in the Sport Heritage and Sport Style divisions. The Reebok segment contributed € 595 million to sales for the adidas Group. At TaylorMade-adidas Golf, currency-neutral revenues increased 29%. This positive performance was driven by strong double-digit growth in nearly all major categories as well as the inclusion of the Greg Norman apparel business. Currency translation effects modestly impacted sales at all brands in euro terms. *adidas sales in euro terms increased 17% to* € 1.532 billion in the second quarter of 2006 from € 1.304 billion in 2005. TaylorMade-adidas Golf sales in euro terms grew 31% to € 264 million in 2006 from € 202 million in 2005.

First Half Year Net Sales € in millions


2002 3,144
2003 3,061
2004[1] 2,906
2005[1] 3,190
2006[2] 4,887

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

First Half Year 2006 Net Sales by Region[1]


Latin America 5%
Europe 42%
Asia 20%
North America 33%

1) Including Reebok business segment from February 1, 2006 onwards.

Currency-Neutral Sales Grow 49% in the First Half of 2006

During the first half of 2006, Group sales increased 49% on a currency-neutral basis, strongly supported by the first-time consolidation of the Reebok business segment. Sales for the adidas Group excluding Reebok increased 16% on a currency-neutral basis driven by higher sales in all regions. In euro terms, Group revenues grew 53% to € 4.887 billion in the first half of 2006 from € 3.190 billion in 2005. Sales for the adidas Group excluding Reebok grew 19% in euro terms to € 3.800 billion in 2006 from € 3.190 billion in the prior year.

Brand adidas and TaylorMade-adidas Golf Drive First Half Year Growth

The adidas segment was the main driver for the Group's organic sales growth in the first half of 2006. Currency-neutral adidas revenues increased 15% during the first six months, positively impacted by the 2006 FIFA World Cup™. Increases in nearly all Sport Performance categories as well as double-digit growth in the Sport Heritage and Sport Style divisions also contributed to this growth. The Reebok segment contributed € 1.050 billion to sales for the adidas Group. At TaylorMade-adidas Golf, currency-neutral revenues increased 28%. This positive performance was driven by strong double-digit growth in nearly all major categories as well as the first-time inclusion of the Greg Norman apparel business. Currency translation effects positively impacted sales in euro terms. adidas sales in euro terms increased 17% to € 3.308 billion in the first half of 2006 from € 2.816 billion in 2005. TaylorMade-adidas Golf sales in euro terms grew 32% to € 464 million in 2006 from € 351 million in 2005.

First Half Year Net Sales Growth by Brand and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	9	22	22	59	17
Reebok[2]					
TaylorMade-adidas Golf	(6)	48	21	50	32
Total	**28**	**110**	**36**	**78**	**53**

1) Versus the prior year. Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Included from February 1, 2006 onwards. 2005 Reebok net sales were not consolidated within the adidas Group. Details regarding net sales development are contained in the Reebok section.

First Half Year Currency-Neutral Net Sales Growth by Brand and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	9	16	21	44	15
Reebok[2]					
TaylorMade-adidas Golf	(6)	40	21	43	28
Total	**27**	**99**	**34**	**62**	**49**

1) Versus the prior year. Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Included from February 1, 2006 onwards. 2005 Reebok net sales were not consolidated within the adidas Group. Details regarding net sales development are contained in the Reebok section.

Currency-Neutral Sales in Europe Grow 27%

First half adidas Group sales in Europe grew 27% on a currency-neutral basis, mainly reflecting the first-time consolidation of the Reebok segment as well as increases at brand adidas. This represents an improvement of 28% in euro terms to € 2.004 billion in 2006 from € 1.569 billion in 2005. At brand adidas, sales increased 9% on a currency-neutral basis. In addition to continued double-digit growth in the region's emerging markets, Germany and Scandinavia developed strongly, but these increases were partly offset by declines in the UK. In euro terms, adidas sales also increased 9%, reaching € 1.649 billion during the first half of 2006 (2005: € 1.506 billion). Sales for the Reebok business in Europe reached € 305 million in the first half. At TaylorMade-adidas Golf, first half year sales in Europe decreased 6% on a currency-neutral basis mainly as a result of declines in the UK. In euro terms, revenues at TaylorMade-adidas Golf decreased 6% to € 50 million in 2006 from € 53 million in 2005. Currency-neutral sales for the adidas Group excluding Reebok increased 8% in Europe. In euro terms, this represents an increase of 8% to € 1.696 billion in the first half of 2006 from € 1.569 billion in the prior year.

Currency-Neutral Sales in North America Increase 99%

In North America, Group sales during the first half increased 99% on a currency-neutral basis, reflecting the first-time consolidation of the Reebok segment as well as double-digit increases at both adidas and TaylorMade-adidas Golf. In euro terms, sales grew 110% to € 1.592 billion in 2006 from € 757 million in 2005. Currency-neutral sales at brand adidas increased 16% in the first half of 2006, reflecting strong growth in both the Sport Performance and Sport Heritage divisions with particular strength in the Sport Performance basketball, football and training categories. In euro terms, sales grew 22% to € 680 million in 2006 from € 556 million in the prior year. In addition, the Reebok business, which was consolidated for the first time in the first half, contributed € 616 million to adidas Group sales in North America in 2006. The TaylorMade-adidas Golf segment achieved currency-neutral sales growth of 40% in the first half of 2006 as a result of strong double-digit increases in nearly all major categories. This represents TaylorMade-adidas Golf's highest growth in the region ever. In euro terms, sales at TaylorMade-adidas Golf grew 48% to € 297 million in 2006 from € 201 million in 2005. Currency-neutral sales for the adidas Group excluding Reebok increased 18% in North America. In euro terms, this represents an increase of 24% to € 942 million in the first half of 2006 from € 757 million in the prior year.

Currency-Neutral Sales in Asia Grow 34%

Sales for the adidas Group in Asia increased 34% on a currency-neutral basis in the first half of 2006, driven by strong double-digit increases at adidas and TaylorMade-adidas Golf as well as the first-time consolidation of the Reebok segment. In euro terms, revenues in Asia grew 36% to € 964 million in 2006 from € 708 million in 2005. Sales in the adidas segment grew 21% on a currency-neutral basis in the region. This positive development was mainly driven by strong double-digit growth rates in China, Japan and Korea. In euro terms, brand adidas sales increased 22% to € 749 million in 2006 from € 612 million in 2005. Sales for the Reebok business in Asia were € 100 million. First half year revenues at TaylorMade-adidas Golf increased 21% on a currency-neutral basis as a result of strong sales growth in Japan and Korea. In euro terms, TaylorMade-adidas Golf sales increased 21% to € 115 million in 2006 from € 95 million in 2005. Currency-neutral sales for the adidas Group excluding Reebok increased 21% in Asia during the period. In euro terms, this represents an increase of 22% to € 864 million in the first half of 2006 from € 708 million in the prior year.

Currency-Neutral Sales in Latin America Up 62%

In Latin America, where revenues are generated predominately by adidas, currency-neutral sales increased 62% in the first half of 2006. This development mainly reflects strong increases at brand adidas as well as the first-time consolidation of the Reebok segment. In euro terms, sales grew 78% to € 241 million in 2006 from € 136 million in 2005. Brand adidas sales improved 44% on a currency-neutral basis in the first half of 2006, driven by outstanding sales growth in Brazil, Argentina and Mexico. This represents an increase of 59% in euro terms to € 209 million in 2006 from € 131 million in 2005. Sales for the Reebok business contributed € 30 million to adidas Group sales in Latin America in 2006. In addition, sales at TaylorMade-adidas Golf, while only a minor component in overall sales, increased 43% on a currency-neutral basis. In euro terms, revenues at TaylorMade-adidas Golf increased 50% to € 2 million (2005: € 2 million) in the first half of 2006. Currency-neutral sales for the adidas Group excluding Reebok increased 41% in the first six months of 2006 in Latin America. In euro terms, this represents an increase of 55% to € 211 million from € 136 million in the prior year.

All Product Categories Grow Strongly

Sales grew strongly in all product categories in the first half of 2006. Currency-neutral footwear sales increased 56%, mainly driven by the first-time consolidation of the Reebok business and strong growth rates in nearly all adidas Sport Performance categories as well as double-digit increases in the Sport Heritage division and at adidas Golf. In euro terms, footwear sales grew 61% to € 2.404 billion in 2006 from € 1.494 billion in 2005. Currency-neutral apparel sales increased 42% in the first six months of 2006. The first-time inclusion of Reebok's apparel business as well as strong increases in all major adidas Sport Performance categories, in the adidas Sport Heritage division and in adidas Golf apparel were the main drivers of this positive development. In euro terms, apparel sales grew 45% to € 1.853 billion in the first half of 2006 from € 1.275 billion in 2005. Hardware sales in the first half of 2006 increased 44% on a currency-neutral basis, driven by double-digit growth rates in nearly all TaylorMade hardware categories and at brand adidas in particular due to improvements in the balls category. The first-time consolidation of the Reebok business also contributed to this development. In euro terms, the increase was 50% to € 631 million in 2006 from € 421 million in 2005. Currency-neutral footwear sales for the adidas Group excluding Reebok increased 12%. In euro terms, this represents an increase of 15% to € 1.716 billion in the first half of 2006 from € 1.494 billion in the prior year. Apparel sales for the adidas Group excluding Reebok increased 19% on a currency-neutral basis. Apparel sales in euro terms for the adidas Group excluding Reebok increased 22% to € 1.550 billion in the first six months of 2006 from € 1.275 billion in 2005. Currency-neutral hardware sales for the adidas Group excluding Reebok increased 23%. In euro terms, this represents an increase of 27% to € 534 million in the first half of 2006 from € 421 million in the prior year.

First Half Year Gross Profit € in millions


2005[1] 1,547
2006[2] 2,191

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

First Half Year Operating Profit € in millions


2005[1] 357
2006[2] 420

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

First Half Year Income Before Taxes € in millions


2005[1] 335
2006[2] 348

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards.

Group Gross Profit Increases 42%

The gross margin of the adidas Group declined 3.7 percentage points to 44.8% of sales in the first half of 2006 (2005: 48.5%), mainly reflecting the first-time consolidation of Reebok. Due to its strong presence in North America, where average gross margins are lower than in other regions, Reebok carries a significantly lower gross margin than the Group average. In addition, Reebok's first half gross profit includes negative impacts from purchase price allocation in an amount of € 49 million. For the adidas Group excluding Reebok, gross margin decreased 0.5 percentage points to 48.0% in the first half of 2006, mainly as a result of lower margins arising from our cooperation agreement with Amer Sports Corporation. Under this agreement, some adidas subsidiaries continue *to generate marginal income by selling Salomon products* at gross margins lower than the Group average in an effort to support the transfer of Salomon business activity to Amer Sports Corporation. In addition, a decline of the TaylorMade-adidas Golf gross margin impacted this development. However, as a result of the Group's strong top-line growth, gross profit for the adidas Group rose strongly by 42% in the first half of 2006 to reach € 2.191 billion versus € 1.547 billion in the prior year. Excluding Reebok, gross profit grew by 18% to € 1.823 billion in the first six months of 2006.

Royalty and Commission Income Grows Strongly

Royalty and commission income for the adidas Group increased 73% on a currency-neutral basis, mainly driven by the first-time consolidation of the Reebok business segment and increased royalty and commission income at brand adidas as a result of both an increased number of units sold and higher average royalty rates. In euro terms, royalty and commission income increased by 76% to € 38 million in the first half of 2006 from € 22 million in the prior year. Royalty and commission income for the adidas Group excluding Reebok increased 23% on a currency-neutral basis. In euro terms, royalty and commission income for the adidas Group excluding Reebok grew 26% to € 27 million in the first half of 2006 from € 22 million in 2005.

Operating Expenses as a Percentage of Sales Decrease

Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), increased by 49% to € 1.809 billion in the first half of 2006 from € 1.212 billion in 2005, mainly as a result of the first-time consolidation of the Reebok business segment. In addition, increased spending at adidas and TaylorMade-adidas Golf which mirrored the strong top-line development of both segments as well as higher marketing expenditures at brand adidas related to 2006 FIFA World Cup™ initiatives influenced this development. As a percentage of sales, however, this equates to 37.0%, which is 1.0 percentage points lower than the 2005 level of 38.0%. This decrease mainly reflects Reebok's lower average operating expense level. *Operating expenses for the adidas Group excluding* Reebok increased by 19% to € 1.448 billion in the first six months of 2006 from € 1.212 billion in 2005. As a percentage of sales, this equates to 38.1%, which is 0.1 percentage points higher than the 2005 level of 38.0%, reflecting higher marketing expenditures related to the 2006 FIFA World Cup™ which offset the otherwise strong operating expense leverage.

Reebok Consolidation Drives Employee Growth

At June 30, 2006, the adidas Group employed 25,167 people. This represents an increase of 68% versus the previous year's level of 15,002 and a 58% increase since the end of 2005 when the Group employed 15,935 people. This strong increase is related to the consolidation of Reebok as of February 1, 2006. In addition, new employees were primarily added in adidas own retail as well as at adidas in Asia. At June 30, 2006, the *adidas Group excluding Reebok employed 17,406 people.*

Operating Profit Grows 18%

The operating margin of the adidas Group declined 2.6 percentage points to 8.6% of sales in the first half of 2006 (2005: 11.2%). This mainly reflects the first-time consolidation of Reebok, which carries a significantly lower operating margin than the Group average, and includes negative impacts from purchase price allocation on cost of sales and operating expenses in a total amount of € 57 million. For the adidas Group excluding Reebok, the operating margin decreased 0.6 percentage points to 10.6% in the first six months of 2006 from 11.2% in the prior year, reflecting the Group's lower gross margin and, to a lesser extent, higher marketing expenditures related to the 2006 FIFA World Cup™. As a result of strong sales growth, however, operating profit for the adidas Group rose 18% in the first half of 2006 to reach € 420 million versus € 357 million in 2005. Excluding Reebok, operating profit for the adidas Group grew by 13% to € 403 million in the first half of 2006 from € 357 million in the prior year.

Reebok Acquisition Impacts Net Financial Expenses

Net financial expenses increased 232% to € 72 million in the first half of 2006 from € 22 million in the prior year. This reflects the financing of the Reebok acquisition. The cash outflow for this transaction occurred at the end of January 2006.

Financial Income Up 96%

Financial income increased 96% to € 27 million in the first six months of 2006 from € 14 million in the prior year. This mainly reflects a strong increase in the Group's cash position at the beginning of the first quarter of 2006 as a result of the capital increase of adidas AG and the proceeds related to the divestiture of the Salomon business segment, both conducted in the fourth quarter of 2005.

Financial Expenses Increase by 179%

Financial expenses increased 179% to € 99 million in the first half of 2006 (2005: € 36 million), mainly as a result of the financing of the Reebok acquisition. The cash outflow for this transaction occurred at the end of January 2006. An increase of the weighted average interest rate also had an impact on this development, which is mainly related to the higher average interest rate of the financing instruments used for the payment of the Reebok purchase price. This was a result of the longer-term nature of these instruments as well as a higher portion of fixed interest rate borrowings.

Income Before Taxes Up 4%

As a result of the operating improvements in the adidas and TaylorMade-adidas Golf segments, income before taxes for the adidas Group increased 4% to € 348 million in the first half of 2006 from € 335 million in 2005. As a percentage of sales, however, IBT decreased by 3.4 percentage points to 7.1% in 2006 from 10.5% in 2005, reflecting the significant increase in net financial expenses related to the Reebok acquisition.

Net Income From Continuing Operations Grows 4%

The Group's net income from continuing operations increased 4% to € 234 million in the first half of 2006 from € 224 million in 2005. The Group's strong sales increase was the main driver of this improvement. In addition, net income was also positively impacted by a lower tax rate, which declined 0.4 percentage points to 32.9% in 2006 (2005: 33.3%) mainly due to a more favorable earnings mix throughout the Group.

No Income/Loss From Discontinued Operations Incurred in the First Half

In the first half of 2006, no income or loss from discontinued operations was incurred. This compares to a loss from discontinued operations in the amount of € 48 million in the first half of the prior year related to the Salomon business segment, which was divested in October 2005.

Minority Interests Increase by 87%

The Group's minority interests increased 87% to € 8 million in 2006 from € 4 million in the prior year. This increase reflects higher minority interests at brand adidas, mainly in Korea, as well as the first-time consolidation of the Reebok business.

First Half Year Net Income Attributable to Shareholders
€ in millions


2002 68
2003 83
2004[1] 116
2005[1] 171
2006[2] 226

1) Includes continuing and discontinued operations.
2) Including Reebok business segment from February 1, 2006 onwards.

Net Income Attributable to Shareholders Up 32%

The Group's net income attributable to shareholders increased 32% to € 226 million in 2006 from € 171 million in 2005. This improvement reflects the outstanding performance of the adidas and TaylorMade-adidas Golf segments. The non-recurrence of losses from discontinued operations related to the Salomon business in 2005 also had a positive impact on this strong development.

Basic Earnings Per Share Increase 19%

On June 6, 2006, adidas AG conducted a share split with each existing adidas AG share being divided into four shares. All numbers of shares have been restated. The Group's basic earnings per share from continuing and discontinued operations increased 19% to € 1.11 in the first half of 2006 versus € 0.93 in 2005. The Group's total number of shares outstanding increased by 223,160 shares in the first half of 2006 to 203,270,180 as a result of shares from stock options exercised as part of Tranches II, III and IV of the Management Share Option Plan (MSOP) of adidas AG, as well as conversion of one tranche of the convertible bond. Consequently, the average number of shares used in the calculation of basic earnings per share was 203,264,904 (2005 average: 183,753,052). Diluted earnings per share from continuing and discontinued operations in the first half of 2006 increased 20% to € 1.06 from € 0.88 in the prior year. The dilutive effect mainly results from approximately 16 million additional potential shares that could be created in relation to our outstanding convertible bond, for which conversion criteria were met for the first time at the end of the fourth quarter of 2004.

Subsequent Macroeconomic and adidas Group Developments

Between the end of the first half of 2006 and the publication of this report on August 9, 2006, there have been no major macroeconomic or sociopolitical changes and no Group-specific matters which we expect to influence our business materially going forward.

Balance Sheet and Cash Flow

Reebok Acquisition Impacts Balance Sheet Items

Compared to the prior year, our balance sheet now also includes the assets and liabilities for the Reebok business, which is consolidated as of February 1, 2006.

Total Assets Increase 82%

At the end of the first half of 2006, total assets increased 82% to € 8.999 billion versus € 4.939 billion in the prior year, mainly as a result of the inclusion of assets related to the Reebok business.

Inventories Up 53%

Group inventories increased 53% to € 1.754 billion in 2006 versus € 1.148 billion in 2005, mainly as a result of the first-time inclusion of € 426 million in inventories related to the Reebok business. On a currency-neutral basis, this increase was 58%. Inventories for the adidas Group excluding Reebok grew 16% (+20% currency-neutral), mainly reflecting the Group's growth expectations for the remainder of the year as well as inventory increases resulting from short-term delays in adidas store openings in several emerging markets.

Balance Sheet Structure[1] in % of total assets

Assets	2006[2]	2005[3]
Cash and cash equivalents	2.4	5.1
Accounts receivable	18.7	21.0
Inventories	19.5	23.2
Fixed assets	45.3	20.3
Other assets	14.1	30.4
Total assets (€ in millions)	8,999	4,939

1) For absolute figures see Consolidated Balance Sheet.
2) Including Reebok business segment.
3) Restated due to application of IAS32/IAS 39.

Balance Sheet Structure[1] in % of total liabilities and equity

Liabilities and equity	2006[2]	2005[3]
Accounts payable	9.3	12.9
Long-term borrowings	34.1	22.4
Other liabilities	26.9	27.7
Total equity	29.7	37.0
Total liabilities and equity (€ in millions)	8,999	4,939

1) For absolute figures see Consolidated Balance Sheet.
2) *Including Reebok business segment.*
3) Restated due to application of IAS32/IAS 39.

Receivables Grow 61%

Group receivables grew 61% (+66% currency-neutral) to € 1.679 billion at the end of the first half of 2006 versus € 1.040 billion in the prior year, mainly due to the first-time inclusion of receivables totaling € 517 million related to the Reebok business. Receivables for the adidas Group excluding Reebok increased 12% (+15% currency-neutral), which is lower than the strong sales growth during the second quarter of 2006.

Other Current Assets Up 43%

Other current assets increased 43% to € 602 million at the end of the first half of 2006 from € 421 million in 2005, mainly due to other current assets in an amount of € 132 million *related to the Reebok business. Other current assets for the* adidas Group excluding Reebok were up 12%, mainly due to increased tax receivables.

Fixed Assets Increase 307%

Fixed assets increased by 307% to € 4.078 billion at the end of the first half of 2006 versus € 1.001 billion in 2005, mainly related to the first-time inclusion of the Reebok business. As a result of purchase price allocation, intangible assets were capitalized in an amount of € 1.745 billion and € 1.172 billion related to trademarks and goodwill, respectively. Other additions of € 262 million in the first half of 2006 were largely counterbalanced by depreciation and amortization of € 170 million and disposals in an amount of € 7 million. Currency effects had a negative impact on fixed assets of € 191 million.

Total Assets[1] € in millions


2005[2] 4,939
2006[3] 8,999

1) At June 30
2) Includes continuing and discontinued operations.
3) Including Reebok business.

Shareholders' Equity[1] € in millions


2005[2] 1,804
2006[3] 2,636

1) At June 30
2) Restated due to application of IAS 32/IAS 39.
3) Including Reebok business.

Net Borrowings[1] € in millions


2005 613
2006[2] 2,829

1) At June 30
2) Including Reebok business.

Other Non-Current Assets Increase 23%

Other non-current assets increased by 23% to € 146 million at the end of the first half of 2006 from € 119 million in 2005, impacted by the first-time consolidation of the Reebok business. Non-current assets for the adidas Group excluding Reebok increased 18%, mainly due to an increase in security deposits.

Other Non-Current Liabilities Increase 20%

Other non-current liabilities increased 20% to € 31 million at the end of the first half of 2006 from € 26 million in 2005, mainly due to an increased non-current portion of negative fair values of financial instruments used for hedging activities within the Group. Other non-current liabilities for the adidas Group excluding Reebok increased 19%.

Equity Base Further Strengthened

Shareholders' equity rose 46% to € 2.636 billion at the end of the first half of 2006 versus € 1.804 billion in 2005 and mainly reflects the capital increase which took place in November 2005. This also includes the adjustment of the prior year figure in accordance with revised IAS standards.

Operating Cash Flow Reflects Seasonality of Business

In the first half of 2006, the Group used € 2.699 billion of net cash for investing activities mainly related to the acquisition of Reebok as well as spending for property, plant and equipment, such as the investment in adidas own-retail activities. Cash outflow for operating activities was € 68 million and was mainly used to finance working capital needs in accordance with the seasonality of the business. Cash inflow from financing activities totaled € 1.473 billion, mainly reflecting increases in long-term borrowings to finance the acquisition of Reebok.

Net Borrowings at € 2.829 Billion

Net borrowings at June 30, 2006 were € 2.829 billion, up 361% *or € 2.216 billion versus € 613 million in the prior year.* This increase was driven by the payment of around € 3.2 billion for the acquisition of Reebok International Ltd. (USA), paid on January 31, 2006. In addition, the payment of around € 170 million for the buyback of Reebok's major properties in the USA and in Europe influenced this development. As a consequence, the Group's financial leverage increased by 73.4 percentage points to 107.3% in 2006 versus 34.0% in 2005. Compared to the 2005 year-end net cash level of € 551 million, the Group's net debt increased by € 3.380 billion.

adidas

In the first half of 2006, currency-neutral sales at adidas increased 15% with strong revenue growth coming from all regions. In euro terms, revenues grew 17% to € 3.308 billion in 2006 from € 2.816 billion in 2005. Gross margin as a percentage of sales increased by 0.9 percentage points to 46.5% in the first half of 2006 (2005: 45.6%), mainly as a result of positive effects from own-retail activities as well as higher clearance sales margins which more than offset higher input prices. As a result of the strong top-line development and the gross margin increase, gross profit rose by 20% to € 1.537 billion in the first half of 2006 versus € 1.283 billion in the prior year. Operating margin increased by 0.1 percentage points to 12.5% from 12.4% in the prior year due to the strong sales and gross margin increases, which more than offset higher marketing spending associated with the 2006 FIFA World Cup™. As a result, operating profit increased by 18% to € 414 million in the first half of 2006 versus € 350 million in the prior year.

Currency-Neutral Sales Up 15% in the First Half of 2006

In the first half of 2006, revenues for the adidas segment improved 15% on a currency-neutral basis supported by sales increases in all regions. In euro terms, revenues grew 17% to € 3.308 billion in the first half of 2006 from € 2.816 billion in 2005. Sales for adidas own-retail activities rose 35% on a currency-neutral basis and 38% in euro terms to € 455 million (2005: € 329 million) and made up 14% of brand adidas sales in the first half of 2006. This increase was driven by both double-digit increases in comparable store sales and new store openings.

Double-Digit Growth in Sport Performance Division

Sport Performance sales in the first half year increased 12% on a currency-neutral basis driven by strong growth in footwear, apparel and hardware. Strong increases in nearly all major categories, in particular football which was positively impacted by the 2006 FIFA World Cup™, contributed to this development. In euro terms, Sport Performance sales improved 15% during the first six months of 2006 to € 2.509 billion from € 2.189 billion in the prior year.

Sport Heritage Division Up 22%

Currency-neutral sales in the Sport Heritage division again grew strongly during the first half of 2006, up 22% compared to the prior year. This increase was driven by double-digit growth rates in both footwear and apparel. In euro terms, Sport Heritage sales improved 24% to € 768 million in 2006 from € 618 million in 2005.

Sport Style Sales Grow Vigorously

Sport Style sales increased 39% on a currency-neutral basis in the first half of 2006. In euro terms, revenues also improved 39% to € 11 million in the first six months of 2006 versus € 8 million in the prior year. This development mainly reflects positive market reaction to a strong product range.

adidas at a Glance € in millions

	1st Half Year 2006	1st Half Year 2005	Change
Net sales	**3,308**	2,816	17%
Gross margin	**46.5%**	45.6%	0.9pp
Operating profit	**414**	350	18%

First Half Year adidas Net Sales € in millions


2002 2,554
2003 2,542
2004 2,584
2005 2,816
2006 3,308

adidas Net Sales by Region € in millions

	1st Half Year 2006	1st Half Year 2005	Change
Europe	**1,649**	1,506	9%
North America	**680**	556	22%
Asia	**749**	612	22%
Latin America	**209**	131	59%

Gross Margin at 46.5%

The adidas gross margin increased by 0.9 percentage points to 46.5% in the first half of 2006 from 45.6% in 2005, mainly due to positive effects from own-retail activities as well as higher clearance sales margins which more than offset higher input prices. Due to this improvement, coupled with a strong top-line development, adidas gross profit grew 20% to € 1.537 billion in the first half of 2006 from € 1.283 billion in 2005.

Royalty and Commission Income Grows 35%

During the first six months of 2006, royalty and commission income at brand adidas grew by 35% to € 37 million from € 27 million in 2005. This increase was driven by both an increased number of units sold and higher average royalty rates as well as increased intra-Group royalties, received from the TaylorMade-adidas Golf segment.

adidas Net Sales by Quarter € in millions


Q1 2005 1,512
Q1 2006 1,776
Q2 2005 1,304
Q2 2006 1,532
Q3 2005 1,729
Q3 2006
Q4 2005 1,316
Q4 2006

adidas Operating Profit by Quarter € in millions


Q1 2005 258
Q1 2006 279
Q2 2005 92
Q2 2006 135
Q3 2005 324
Q3 2006
Q4 2005 20
Q4 2006

2006 FIFA World Cup™ Impacts Operating Expenses

adidas operating expenses grew 21% to € 1.160 billion in the first half of 2006 from € 961 million in 2005. This operating expense increase primarily reflects higher marketing working budget expenditures associated with the 2006 FIFA World Cup™ as well as the continued expansion of adidas own-retail activities. As a percentage of sales, operating expenses increased 0.9 percentage points to 35.1% during the first six months of 2006 (2005: 34.1%).

Operating Profit Increases 18%

During the first six months of 2006, adidas operating margin increased 0.1 percentage points to 12.5% (2005: 12.4%). This increase was a result of the improved sales and gross margin which more than offset higher operating expenses as a percentage of sales. Consequently, operating profit for the adidas segment increased 18% to € 414 million versus € 350 million during the same period in the prior year.

Reebok

In the period from February to June of 2006, currency-neutral sales for the Reebok segment decreased 12% versus the prior year. In euro terms, revenues declined 9% to € 1.050 billion in 2006 from € 1.151 billion in 2005. Purchase price allocation related to the first-time consolidation of Reebok within the adidas Group had a significant negative impact on profitability in the Reebok segment. Reebok's gross margin as a percentage of sales was 33.6% in the first half of 2006, including negative effects of € 49 million from purchase price allocation related to the first-time consolidation of Reebok within the adidas Group. Gross profit for Reebok in the first half of 2006 was € 352 million. Operating profit was € 13 million in the first half of 2006, including negative effects in a total amount of € 57 million from purchase price allocation. As a result, Reebok's operating margin was 1.2%. Excluding effects from purchase price allocation, Reebok's gross margin was 38.2% and the operating margin was 6.6% in the first half of 2006.

First-time Consolidation of the Reebok Business Segment

The business of Reebok International Ltd. (USA) and its subsidiaries is consolidated within the adidas Group as of February 1, 2006. The performance of this business is shown in the Reebok segment, including the brands Reebok, Rockport, Jofa, CCM, Koho and Rbk Hockey. Reebok's results are not comparable with *last year's reported results, as only five* months of Reebok's results are consolidated and the Greg Norman business has been transferred from the Reebok to the TaylorMade-adidas Golf segment. In addition, the comparability of current year results with the prior year is not *meaningful* as the applicable accounting standards have changed from US-GAAP to IFRS and significant negative impacts related to purchase price allocation are included in the reported results. Accounting changes at Reebok *relate*, for example, to the classification of leases and the harmonization of the useful lives of tangible and intangible assets. As a result, comparable prior year figures are only shown on a sales level in this section. These results are based on US-GAAP *and not* IFRS. As Reebok was not part of the adidas Group in 2005, these figures were not included in the reported prior year results of the adidas Group.

Reebok at a Glance[1] € in millions

	1st Half Year 2006	1st Half Year 2005	Change
Net sales	**1,050**	1,151[2]	(9%)
Gross margin	**33.6%**	–	–
Operating profit	**13**	–	–

1) Only includes five months of the six-month period.
2) Not consolidated within the adidas Group. Reebok prior year results are based on US-GAAP and not IFRS.

Reebok Net Sales by Region[1] € in millions

	1st Half Year 2006
Europe	**305**
North America	**616**
Asia	**100**
Latin America	**30**

1) Only includes five months of the six-month period.

Currency-Neutral Sales Down 12% in the First Half

In the first half of 2006, sales for the Reebok segment decreased 12% on a currency-neutral basis as a result of declines at the Reebok brand in North America and Europe which more than offset strong increases in Asia. In euro terms, sales were down 9% to € 1.050 billion in 2006 from € 1.151 billion in 2005. This development, however, includes a sequential improvement in the Reebok segment with sales in the second quarter visibly improved versus the first quarter performance.

Currency-Neutral Sales of Brand Reebok Decline 16%

Sales of the Reebok brand were € 849 million in the first half of 2006. This represents a decline of 16% on a currency-neutral basis, mainly due to lower sales of Reebok's lifestyle product offering.

Rockport Sales Grow 3% on a Currency-Neutral Basis

Rockport sales were € 129 million in the first half of 2006. This represents an increase of 3% on a currency-neutral basis, mainly driven by good sell-throughs of Rockport's World Tour and Washables collections.

Currency-Neutral Sales of The Hockey Company Up 28%

Sales of The Hockey Company were € 72 million in the first half of 2006. This represents an increase of 28% on a currency-neutral basis, mainly reflecting a strong product offering and the absence of last year's NHL players' strike which negatively impacted sales of NHL licensed products in 2005.

Gross Margin Impacted by Negative Purchase Price Allocation Effects

Reebok's gross profit was € 352 million in the first half of 2006, which reflects a gross margin of 33.6%. Gross profit, however, was significantly impacted by accounting effects of € 49 million related to the purchase price allocation for the Reebok segment. Excluding these effects, the Reebok gross margin in the first half of 2006 was 38.2%. This margin is lower than the adidas Group's average gross margin due to Reebok's overproportionate exposure to region North America, where average gross margins in our industry are generally lower than in other regions.

Royalty and Commission Income at € 11 million in the First Half

For the first half of 2006, royalty and commission income at Reebok was € 11 million. This relates primarily to royalty income for fitness equipment.

Purchase Price Allocation Impacts Operating Expense Level

Reebok's operating expenses were € 351 million in the first half of 2006. As a percentage of sales, operating expenses reached 33.4% during the first half of 2006. Operating expenses were negatively impacted by purchase price allocation effects of € 8 million. Excluding these effects, operating expenses as a percentage of sales were 32.6%.

Purchase Price Allocation Effects Dilute Operating Margin

In the first half of 2006, the operating margin of the Reebok segment was 1.2% primarily as a result of the significant negative accounting charge on cost of sales and operating expenses in a total amount of € 57 million related to the purchase price allocation for the Reebok segment. Excluding this effect, Reebok's operating margin in the first half of 2006 was 6.6%. Reebok's operating profit reached € 13 million for the first half of 2006. Excluding negative effects from the purchase price allocation, operating profit was € 70 million in the first half of 2006.

TaylorMade-adidas Golf

Sales for TaylorMade-adidas Golf in the first half of 2006 grew by 28% on a currency-neutral basis, driven by double-digit increases in nearly all major product categories as well as the first-time inclusion of the Greg Norman apparel business. In euro terms, this represents an improvement of 32% to €464 million in 2006 from €351 million in 2005. TaylorMade-adidas Golf gross margin decreased 2.5 percentage points to 44.1% in 2006 from 46.6% in 2005. This development was mainly due to lower margins in the metalwoods category as a result of a promotional sales initiative in the month of June. Operating margin decreased 0.8 percentage points to 7.6% in the first half of 2006 from 8.4% in 2005 as a result of the gross margin decline which more than offset operating expense leverage. Operating profit, however, increased 19% to €35 million in 2006 from €29 million in 2005, mainly as a result of the strong top-line development.

Strong Sales Growth at TaylorMade-adidas Golf in the First Half

Currency-neutral sales at TaylorMade-adidas Golf increased by 28% in the first half of 2006. This strong performance was driven by double-digit growth in nearly all major categories as well as the first-time inclusion of the Greg Norman apparel business, which contributed sales of €37 million. In euro terms, revenues grew 32% to €464 million in 2006 from €351 million in 2005.

Gross Margin at 44.1%

TaylorMade-adidas Golf's gross margin decreased 2.5 percentage points to 44.1% in the first half of 2006 from 46.6% in the prior year. This development was mainly due to lower margins in the metalwoods category as a result of a promotional sales initiative in the month of June and the first-time inclusion of the Greg Norman business, which carries a lower than average gross margin. These effects were partly compensated by increased margins in golf balls, putters and footwear. As a result of the strong top-line development, however, gross profit increased 25% to €205 million in the first six months of 2006 from €163 million in 2005.

Royalty and Commission Income at TaylorMade-adidas Golf Declines Modestly

Royalty and commission income at TaylorMade-adidas Golf declined 5% to negative €8 million in 2006 (2005: negative €8 million). This development was driven by higher intra-Group royalties paid to the adidas segment as a result of increased sales at adidas Golf, which are recorded in the TaylorMade-adidas Golf segment. This development was partly offset by an increase in royalty income. In the adidas segment, these intra-Group royalties are correspondingly shown as part of royalty and commission income.

TaylorMade-adidas Golf at a Glance € in millions

	1st Half Year 2006[1]	1st Half Year 2005	Change
Net sales	**464**	351	32%
Gross margin	**44.1%**	46.6%	(2.5pp)
Operating profit	**35**	29	19%

1) Includes Greg Norman apparel business.

First Half Year TaylorMade-adidas Golf Net Sales € in millions



2002 379
2003 311
2004 302
2005 351
2006[1] 464

1) Includes Greg Norman apparel business.

TaylorMade-adidas Golf Net Sales by Region € in millions

	1st Half Year 2006[1]	1st Half Year 2005	Change
Europe	**50**	53	(6%)
North America	**297**	201	48%
Asia	**115**	95	21%
Latin America	**2**	2	50%

1) Includes Greg Norman apparel business.

Operating Expenses as a Percentage of Sales Decline Strongly

Operating expenses at TaylorMade-adidas Golf increased 28% to € 161 million in the first half of 2006 from € 126 million in 2005 impacted by the first-time inclusion of the Greg Norman apparel business. As a percentage of sales, however, operating expenses declined strongly, decreasing 1.2 percentage points to 34.7% (2005: 36.0%). This reflects lower marketing expenditures as a percentage of net sales due to the outstanding sales growth in the first half of 2006. In addition, the first-time inclusion of Greg Norman, where marketing expenses are significantly lower compared to the average in the TaylorMade-adidas Golf segment, contributed to this development.

Operating Profit Grows 19%

The operating margin of TaylorMade-adidas Golf decreased 0.8 percentage points to 7.6% during the first six months of 2006 from 8.4% in 2005. This development was a result of the gross margin decrease which more than offset the operating expense leverage. However, the operating profit for TaylorMade-adidas Golf improved strongly, up 19% to € 35 million in the first half of 2006 from € 29 million in 2005, mainly driven by the strong top-line performance.

TaylorMade-adidas Golf Net Sales by Quarter
€ in millions

Q1 2005	149
Q1 2006[1]	201
Q2 2005	202
Q2 2006[1]	264
Q3 2005	177
Q3 2006	
Q4 2005	181
Q4 2006	

1) Includes Greg Norman apparel business.

TaylorMade-adidas Golf Operating Profit by Quarter
€ in millions

Q1 2005	(1)
Q1 2006[1]	2
Q2 2005	30
Q2 2006[1]	33
Q3 2005	9
Q3 2006	
Q4 2005	11
Q4 2006	

1) Includes Greg Norman apparel business.

Outlook

2006 continues to be an exciting year for the adidas Group. Our activities in the second half of the year will center *on the Reebok integration and initiatives in adidas and* TaylorMade-adidas Golf core categories. Supported by our strong product pipeline and marketing initiatives, we will again deliver excellent full year top- and bottom-line performance. The first-time consolidation of Reebok will lead to a strong double-digit sales increase in 2006. Based on the outstanding performance of adidas and TaylorMade-adidas Golf in the first six months, we are increasing *our full year top-line guidance and now expect 10 to* 12% currency-neutral sales growth for the adidas Group excluding Reebok. The Group's gross margin is expected to be in the range of between 44 and 46% (between 47 and 48% excluding Reebok) and the Group's operating margin is forecasted to be around 9% (between 10 and 10.5% excluding Reebok). As a result, net earnings are expected to grow by double-digit rates.

Global Economic Growth to Remain Strong in 2006

World economic growth is expected to remain strong in 2006, although the pace of expansion is likely to decelerate slightly. Downside risks exist due to global current account imbalances which have the potential to drive strong exchange rate fluctuations, increasing commodity prices and political instability in the Middle East. In Europe, economic prospects improved slightly. Several economic indicators imply that corporate investments and especially private consumption are likely to trend up during the remainder of the year so that economic growth is expected to be around 2%. The emerging markets in Central and Eastern Europe should continue to outpace growth rates in the industrialized countries. In the USA, a moderate slowdown is expected over the course of 2006 as *the real estate market boom is likely to come to* an end, potentially impacting consumer demand. However, this development is likely to be more than offset by continued investment growth as a result of strong corporate earnings, so that GDP is expected to grow by around 3% in 2006. In Asia, economic prospects remain strong. Japan is forecasted to continue its broad-based economic recovery. Expansion in both domestic and export *demand will help the country* achieve macroeconomic growth of 2 to 3% in 2006. Economic growth in China, which is forecasted to exceed 9% this year, is likely to remain strong, supported primarily by exports and investments. The rate of economic expansion in the region's other markets will reach approximately 8% in 2006. In Latin America, economic prospects continue to be positive. *Argentina and Mexico are expected* to grow strongly due to healthy domestic demand, whereas growth rates in Brazil are forecasted to be comparably lower yet positive. For the region as a whole we continue to expect GDP growth of around 4%.

Slower Growth in the Sporting Goods Industry in Second Half Year

The outlook for the sporting goods industry for 2006 remains largely positive. However, overall growth is expected to be lower than in the first six months of the year. This will be the case especially in Europe, where the market in the first half of the year was dominated by excitement in the run-up to the 2006 *FIFA World Cup™*. In North America, *the shift towards* more fashion-oriented footwear products is forecasted to continue. The expected decline in consumer confidence and private spending is likely to modestly dampen industry growth for the rest of the year. In Asia, prospects for the sporting goods industry continue to be largely favorable. The Japanese market is expected to remain highly competitive and the *apparel business is projected to stagnate*, but the forecasted positive development in other countries will result in robust growth in the region for the full year. The Latin American market is expected to continue its solid expansion shown in previous quarters.

Double-Digit Currency-Neutral Group Sales Growth Expected in 2006

For the combined adidas Group, we expect to generate strong double-digit sales growth, based on a revenue increase of around 40% related to the first-time consolidation of Reebok. As a result of the positive first half year performance, and in view of the positive adidas backlog development as well as expectations for adidas own-retail activities, we now expect 10 to 12% currency-neutral sales growth for the adidas Group excluding Reebok, which is better than the macroeconomic environment indicates.

Low Double-Digit Sales Growth Expected for adidas Segment

Backlogs for the adidas brand at the end of the second quarter of 2006 increased 9% versus the prior year on a currency-neutral basis. In euro terms, this represents an increase of 6%. Footwear backlogs grew 3% in currency-neutral terms (flat in euros), reflecting particular improvement in the Sport Performance categories tennis and training as well as in Sport Heritage. Apparel backlogs grew 13% on a currency-neutral basis (+10% in euros), driven by improvements in the Sport Performance categories *football*, *running* and *tennis* as well as in Sport Heritage. Hardware orders, which grew at double-digit rates mainly due to improvements in the football category, also contributed to the positive development of adidas backlogs. Additionally, the transfer of the NBA and Liverpool business from Reebok to adidas had a positive impact of approximately 2 percentage points on the development of brand adidas backlogs. As a result of strong first half year performance, the positive order book and vigorous growth expectations for our own-retail activities, we are increasing our full year sales guidance and now expect low double-digit currency-neutral growth for brand adidas in 2006.

Mid-Single-Digit Sales Decline Expected for Reebok

Backlogs for the Reebok brand at the end of the second quarter of 2006 decreased 13% versus the prior year on a currency-neutral basis. This marks the second sequential quarterly improvement. In euro terms, this represents a decrease of 16%. Footwear backlogs declined 12% in currency-neutral terms (–15% in euros), mainly due to decreases in Reebok's lifestyle product offering. Apparel backlogs were down 16% on a currency-neutral basis (–19% in euros), primarily as a result of changing order patterns in Reebok's licensed apparel business and the transfer of the NBA and Liverpool business from Reebok to adidas. This transfer had a negative impact of approximately 3 percentage points on Reebok's order backlog development. Consequently, we expect Reebok sales for eleven months of 2006, with consolidation starting on February 1, 2006, to decline at mid-single-digit rates versus the prior year on a like-for-like basis.

Development of adidas Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	(3)	(3)	11	0
Apparel	5	8	20	10
Total[2]	**2**	**3**	**18**	**6**

1) At June 30, change year-over-year.
2) Includes hardware backlogs.

Currency-Neutral Development of adidas Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	(1)	1	17	3
Apparel	7	13	26	13
Total[2]	**3**	**7**	**24**	**9**

1) At June 30, change year-over-year.
2) Includes hardware backlogs.

Development of Reebok Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Total
Footwear	2	(29)	(15)
Apparel	(33)	(10)	(19)
Total[2]	**(14)**	**(22)**	**(16)**

1) At June 30, change year-over-year.
2) Includes hardware backlogs.

Currency-Neutral Development of Reebok Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Total
Footwear	4	(26)	(12)
Apparel	(32)	(6)	(16)
Total[2]	**(12)**	**(18)**	**(13)**

1) At June 30, change year-over-year.
2) Includes hardware backlogs.

TaylorMade-adidas Golf to Grow at Double-Digit Rates

For TaylorMade-adidas Golf, we expect double-digit sales growth on a currency-neutral basis in 2006, positively impacted by the first-time inclusion of the Greg Norman apparel business. Although backlog information is not meaningful for this segment, our growth expectations are supported by trade show performance and ongoing dialog with customers with improvements anticipated in all major product categories. As a result of the strong first half year performance and the positive customer feedback, we are increasing our guidance and now expect double-digit currency-neutral sales growth for TaylorMade-adidas Golf excluding Greg Norman in 2006.

Accounting Effects To Negatively Impact Profitability of Reebok Segment by Around €80 Million

The accounting treatment of purchase price allocation will negatively impact the Reebok segment throughout 2006. This treatment, which requires us to assign fair values and take corresponding depreciation charges on acquired assets such as inventories, backlogs, contracts and patents, has no impact on our operating business or its free cash flow generation. These accounting charges will negatively affect our reported 2006 results by around €80 million on the cost of sales and operating expense lines. At least €50 million of the total is of a one-time nature and was largely incurred in the first half year, mainly impacting the gross margin. The remaining negative effect of less than €30 million per year impacts the operating expenses and will diminish over the next six years.

Group Gross Margin Expected to be at Between 44 and 46%

The gross margin for the adidas Group including Reebok is expected to be in a range of between 44 and 46% in 2006 compared to 48.2% in the prior year, mainly as a result of the first-time consolidation of the Reebok business. Reebok's gross margin is lower than the Group's average margins due to the heavy weighting of North America in their business mix, which carries a significantly lower gross margin versus other regions. In addition, one-time effects associated with purchase price allocation will have a visibly negative impact on the gross margin in 2006. The gross margin for the adidas Group excluding Reebok is expected to decline modestly to between 47 and 48%, impacted by our cooperation agreement with Amer Sports Corporation. Under this agreement, some adidas subsidiaries will continue to generate marginal income by selling Salomon products at gross margins lower than the Group average. Further, positive currency effects on our sourcing costs, enjoyed in the previous years, are not expected to be repeated in 2006.

adidas Group 2006 Targets

Sales growth	double-digit
Gross margin	44 to 46%
Operating margin	ca. 9%
Net income growth	double-digit

adidas Group Excluding Reebok 2006 Targets

Sales growth	10 to 12%
Gross margin	47 to 48%
Operating margin	10 to 10.5%

Operating Margin Expected to be at Around 9%

The adidas Group including Reebok is expected to generate an operating margin of around 9% in 2006 compared to 10.7% in 2005, strongly impacted by the first-time inclusion of the Reebok business and impacts from purchase price allocation. For the adidas Group excluding Reebok, we are projecting an operating margin of between 10 and 10.5% in 2006 due to the Group's expected lower gross margin, higher marketing expenditures related to the 2006 FIFA World Cup™ as well as growing adidas own-retail activities.

Full Year Net Income for the adidas Group to Grow at Double-Digit Rates

We expect double-digit growth in net earnings of the adidas Group for the sixth consecutive year. Top-line improvement combined with ongoing strong profitability will be the primary driver of this positive development. In addition, the non-recurrence of the loss from discontinued operations reported in 2005 will have a positive impact on the Group's net income growth. As we expect Reebok's earnings to exceed both the additional interest expenses for the adidas Group related to the Reebok acquisition and the negative effects resulting from purchase price allocation, we forecast the first-time consolidation of Reebok to have an accretive impact on the Group's net earnings already in 2006. Consequently, we expect net income attributable to shareholders for the adidas Group to grow at double-digit rates and approach € 500 million in 2006 from the 2005 level of € 383 million.

Consolidated Balance Sheet € in millions

	Jun. 30 2006	Jun. 30 2005[1]	Change in %	Dec. 31 2005
Cash and cash equivalents	**213**	252	(15.6)	1,525
Short-term financial assets	**24**	240	(90.2)	61
Accounts receivable	**1,679**	1,040	61.5	965
Inventories	**1,754**	1,148	52.8	1,230
Other current assets	**602**	421	42.9	586
	4,271	3,101	37.7	4,367
Assets classified as held for sale	**-**	542	(100.0)	-
Total current assets	**4,271**	3,644	17.2	4,367
Property, plant and equipment, net	**666**	351	89.6	424
Goodwill, net	**1,531**	438	249.4	436
Other intangible assets, net	**1,762**	91	1829.0	91
Long-term financial assets	**120**	121	(0.5)	114
Deferred tax assets	**503**	176	186.1	195
Other non-current assets	**146**	119	22.8	122
Total non-current assets	**4,727**	1,296	264.8	1,384
Total assets	**8,999**	4,939	82.2	5,750
Accounts payable	**836**	639	30.9	684
Income taxes	**351**	213	64.8	283
Accrued liabilities and provisions	**984**	601	63.8	634
Other current liabilities	**238**	144	64.7	190
	2,408	1,596	50.8	1,790
Liabilities classified as held for sale	**-**	171	(100.0)	-
Total current liabilities	**2,408**	1,768	36.2	1,790
Long-term borrowings	**3,066**	1,106	177.3	1,035
Pensions and similar obligations	**154**	128	20.4	148
Deferred tax liabilities	**668**	83	701.1	42
Other non-current liabilities	**31**	26	20.3	22
Total non-current liabilities	**3,919**	1,343	191.8	1,248
Share capital	**203**	118	72.5	130
Reserves	**491**	46	960.9	700
Amounts directly recognized in equity relating to assets held for sale	**-**	(3)	100.0	-
Retained earnings	**1,942**	1,643	18.2	1,854
Shareholders' equity	**2,636**	1,804	46.1	2,684
Minority interests	**36**	24	49.1	28
Total equity	**2,672**	1,828	46.1	2,712
Total liabilities and equity	**8,999**	4,939	82.2	5,750

Rounding differences may arise in percentages and totals. 1) Restated due to application of IAS 32/IAS 39.

Consolidated Income Statement € in millions

	2nd Quarter 2006	2nd Quarter 2005[1]	Change	2nd Quarter 2006 (excl. Reebok)	Change (excl. Reebok)
Net sales	**2,428**	1,516	60.1%	**1,812**	19.5%
Cost of sales	**1,344**	774	73.7%	**927**	19.8%
Gross profit	**1,084**	743	45.9%	**885**	19.2%
(% of net sales)	**44.6%**	49.0%	(4.3pp)	**48.9%**	(0.1pp)
Royalty and commission income	**23**	11	101.1%	**14**	27.7%
Selling, general and administrative expenses	**891**	577	54.6%	**695**	20.5%
(% of net sales)	**36.7%**	38.0%	(1.3pp)	**38.3%**	0.3pp
Depreciation and amortization (excl. goodwill)	**43**	25	70.4%	**30**	21.8%
Operating profit	**173**	152	13.2%	**175**	14.7%
(% of net sales)	**7.1%**	10.1%	(2.9pp)	**9.6%**	(0.4pp)
Financial income	**6**	6	(8.8%)	–	–
Financial expenses	**50**	17	195.7%	–	–
Income before taxes	**128**	142	(9.6%)	–	–
(% of net sales)	**5.3%**	9.3%	(4.1pp)	–	–
Income taxes	**45**	48	(6.9%)	–	–
(% of income before taxes)	**34.8%**	33.8%	1.0pp	–	–
Net income from continuing operations	**83**	94	(11.0%)	–	–
(% of net sales)	**3.4%**	6.2%	(2.7pp)	–	–
Income from discontinued operations, net of tax	**–**	(27)	100.0%	–	–
Net income	**83**	67	24.3%	–	–
(% of net sales)	**3.4%**	4.4%	(1.0pp)	–	–
Net income attributable to shareholders	**82**	66	24.0%	–	–
(% of net sales)	**3.4%**	4.4%	(1.0pp)	–	–
Net income attributable to minority interests	**1**	1	39.3%	–	–
Basic earnings per share from continuing operations (in €)[2]	**0.40**	0.50	(20.1%)	–	–
Diluted earnings per share from continuing operations (in €)[2]	**0.39**	0.48	(18.8%)	–	–
Basic earnings per share from continuing and discontinued operations (in €)[2]	**0.40**	0.36	12.1%	–	–
Diluted earnings per share from continuing and discontinued operations (in €)[2]	**0.39**	0.34	12.7%	–	–

Rounding differences may arise in percentages and totals.
1) Restated due to application of IAS 32.
2) Figures adjusted for 1:4 share split conducted on June 6, 2006.

Consolidated Income Statement € in millions

	1st Half Year 2006	1st Half Year 2005[1]	Change	1st Half Year 2006 (excl. Reebok)	Change (excl. Reebok)
Net sales	**4,887**	3,190	53.2%	**3,800**	19.1%
Cost of sales	**2,696**	1,643	64.1%	**1,977**	20.3%
Gross profit	**2,191**	1,547	41.6%	**1,823**	17.9%
(% of net sales)	**44.8%**	48.5%	(3.7pp)	**48.0%**	(0.5pp)
Royalty and commission income	**38**	22	76.2%	**27**	25.6%
Selling, general and administrative expenses	**1,727**	1,163	48.5%	**1,388**	19.4%
(% of net sales)	**35.3%**	36.5%	(1.1pp)	**36.5%**	0.1pp
Depreciation and amortization (excl. goodwill)	**82**	49	67.9%	**60**	22.4%
Operating profit	**420**	357	17.7%	**403**	12.8%
(% of net sales)	**8.6%**	11.2%	(2.6pp)	**10.6%**	(0.6pp)
Financial income	**27**	14	96.2%	**-**	-
Financial expenses	**99**	36	179.0%	**-**	-
Income before taxes	**348**	335	3.8%	**-**	-
(% of net sales)	**7.1%**	10.5%	(3.4pp)	**-**	-
Income taxes	**115**	112	2.7%	**-**	-
(% of income before taxes)	**32.9%**	33.3%	(0.4pp)	**-**	-
Net income from continuing operations	**234**	224	4.4%	**-**	-
(% of net sales)	**4.8%**	7.0%	(2.2pp)	**-**	-
Income from discontinued operations, net of tax	**-**	(48)	100.0%	**-**	-
Net income	**234**	175	33.2%	**-**	-
(% of net sales)	**4.8%**	5.5%	(0.7pp)	**-**	-
Net income attributable to shareholders	**226**	171	31.9%	**-**	-
(% of net sales)	**4.6%**	5.4%	(0.7pp)	**-**	-
Net income attributable to minority interests	**8**	4	86.8%	**-**	-
Basic earnings per share from continuing operations (in €)[2]	**1.11**	1.19	(7.0%)	**-**	-
Diluted earnings per share from continuing operations (in €)[2]	**1.06**	1.12	(6.1%)	**-**	-
Basic earnings per share from continuing and discontinued operations (in €)[2]	**1.11**	0.93	19.2%	**-**	-
Diluted earnings per share from continuing and discontinued operations (in €)[2]	**1.06**	0.88	19.6%	**-**	-

Rounding differences may arise in percentages and totals.
1) Restated due to application of IAS 32.
2) Figures adjusted for 1:4 share split conducted on June 6, 2006.

Consolidated Statement of Cash Flows € in millions

	1st Half Year 2006	1st Half Year 2005
Operating activities:		
Income before taxes	**348**	335
Adjustments for:		
Depreciation and amortization	**91**	50
Unrealized foreign exchange losses/(gains), net	**23**	(15)
Interest income	**(27)**	(11)
Interest expense	**97**	34
Losses/(Gains) on sale of property, plant and equipment, net	**1**	(0)
Operating profit before working capital changes	**532**	393
Increase in receivables and other current assets	**(129)**	(285)
Increase in inventories	**(106)**	(130)
(Decrease)/Increase in accounts payable and other current liabilities	**(174)**	230
Cash provided by operations	**124**	208
Interest paid	**(68)**	(31)
Income taxes paid	**(124)**	(62)
Net cash (used in)/ provided by continuing operating activities	**(68)**	116
Net cash provided by discontinued operating activities	**-**	72
Net cash (used in)/ provided by total operating activities	**(68)**	187
Investing activities:		
Purchase of goodwill and other intangible assets	**(23)**	(27)
Proceeds from sale of other intangible assets	**0**	21
Purchase of property, plant and equipment	**(83)**	(62)
Proceeds from sale of property, plant and equipment	**0**	7
Acquisition of subsidiaries net of cash acquired	**(2,652)**	0
Decrease in short-term financial assets	**35**	20
Increase in investments and other long-term assets	**(4)**	(43)
Interest received	**27**	11
Net cash used in investing activities	**(2,699)**	(72)
Financing activities:		
Increase in long-term borrowings	**1,540**	167
Dividend of adidas AG	**(66)**	(60)
Dividends to minority shareholders	**(4)**	(3)
Exercised share options	**3**	10
Decrease in short-term borrowings	**-**	(186)
Net cash provided by/(used in) financing activities	**1,473**	(71)
Effect of exchange rates on cash	**(18)**	13
(Decrease)/Increase in cash and cash equivalents	**(1,312)**	56
Cash and cash equivalents at beginning of year	**1,525**	196
Cash and cash equivalents at end of period	**213**	252

Rounding differences may arise in percentages and totals.

Consolidated Statement of Changes in Equity € in millions

	Share capital	Capital reserve	Cumulative translation adjustments	Hedging reserve	Other comprehensive income	Retained earnings	Total shareholders' equity	Minority interests	Total equity
Balance at December 31, 2004	**117**	**85**	**(133)**	**(46)**	**(11)**	**1,531**	**1,544**	**20**	**1,564**
Net income recognized directly in equity			63	77	(1)		139	3	141
Net income						171	171	4	175
Total recognized income and expense for the period			**63**	**77**	**(1)**	**171**	**310**	**7**	**317**
Dividend payment						(60)	(60)	(3)	(62)
Exercised share options	0	9					10		10
Reclassifications of minorities in acccordance with IAS 32						0	0		0
Balance at June 30, 2005	**118**	**94**	**(70)**	**32**	**(12)**	**1,643**	**1,804**	**24**	**1,828**
Balance at December 31, 2005	**130**	**731**	**(58)**	**46**	**(19)**	**1,854**	**2,684**	**28**	**2,712**
Net income recognized directly in income			(155)	(57)	1		(212)	(1)	(213)
Net income						226	226	8	234
Total recognized income and expense for the period			**(155)**	**(57)**	**1**	**226**	**14**	**7**	**21**
Dividend payment						(66)	(66)	(4)	(70)
Increase in share capital due to share split	73					(73)	0		0
Conversion of convertible bonds	0	0					0		0
Exercised share options	0	3					3		3
Acquisition of shares from minority shareholders							0	1	1
Acquisition of Reebok - minority shareholders							0	4	4
Reclassifications of minorities in acccordance with IAS 32						1	1		1
Balance at June 30, 2006	**203**	**734**	**(213)**	**(11)**	**(18)**	**1,942**	**2,636**	**36**	**2,672**

Rounding differences may arise in percentages and totals.

Consolidated Statement of Recognized Income and Expense € in millions

	Jun. 30 2006	Jun. 30 2005
Net (loss)/gain on cash flow hedges, net of tax	**(56)**	78
Net loss on net investments in foreign subsidiaries, net of tax	**(1)**	(1)
Actuarial gains/(losses) of defined benefit plans, net of tax	**1**	(2)
Expenses recognized for share option plans, net of tax	**0**	1
Currency translation	**(156)**	66
Net income recognized directly in equity	**(213)**	141
Income after taxes	**234**	175
Total income and expense recognized in the financial statements	**21**	317
Attributable to shareholders of adidas AG	**14**	310
Attributable to minority interests	**7**	7

Rounding differences may arise in percentages and totals.

Notes to Consolidated Interim Financial Statements (IFRS) As at June 30, 2006

1 ::: Basis of Preparation

The unaudited consolidated interim financial statements of adidas AG (formerly adidas-Salomon AG) and its subsidiaries (collectively the "Group") for the first half year ending June 30, 2006 are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee effective as at June 30, 2006.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ending December 31, 2005 and are in line with IAS 34 "International Accounting Standard No. 34 – Interim Financial Reporting". The interim financial statements also comply with GAS 6 "German Accounting Standard No. 6 – Interim Financial Reporting".

As of January 1, 2006, the Company adopted the amendments to IAS 39. It is believed that this *standard will not have a material impact on the Group's financial position, results of operations* or cash flows. All other amendments and new IFRS standards effective from January 1, 2006, are not relevant to the Group's operations. The Group is currently analyzing the potential impacts of new and revised standards that will be effective for financial years after December 31, 2006.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements. The notes contained therein also apply to the quarterly financial statements and are not repeated unless explicit reference is made to certain changes. The results of operations for the first half year ending June 30, 2006 are not necessarily indicative of results to be expected for the entire year.

2 ::: Seasonality

The sales of the Group in certain product categories are seasonal and therefore revenues and attributable earnings may vary within the fiscal year. As adidas and Reebok brand sales account for over 90% of the Group's net sales, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3 ::: Acquisitions of Subsidiaries

The adidas Group assumed full ownership of its subsidiary in India, adidas India Marketing Private Ltd., New Delhi, by purchasing the remaining 8.6% of shares effective January 17, 2006 for an amount of € 2 million.

Effective January 31, 2006, the adidas Group assumed control of Reebok International Ltd., Canton, Massachusetts (USA), with all its direct and indirect shareholdings. The purchase price for 100% of the shares of Reebok International Ltd. was US$ 3.8 billion (€ 3.2 billion), fully paid in cash.

The acquisition had the following effect on the Group's assets and liabilities:

Acquiree's Net Assets at the Acquisition Date[1] € in millions

	Carrying Amount	Purchase Price Allocation	Fair Value
Cash and cash equivalents	543	–	543
Accounts receivable	517	–	517
Inventories	391	45	436
Other current assets	133	(7)	126
Property, plant and equipment, net	293	(46)	247
Other intangible assets, net	22	1,745	1,767
Long-term financial assets	0	4	4
Deferred tax assets	283	(2)	281
Other non-current assets	16	–	16
Borrowings	(506)	–	(506)
Accounts payable	(109)	–	(109)
Income taxes	(48)	–	(48)
Accrued liabilities and provisions	(319)	(77)	(396)
Other current liabilities	(188)	–	(188)
Pensions and similar obligations	–	(6)	(6)
Deferred tax liabilities	(92)	(564)	(656)
Other non-current liabilities	(2)	–	(2)
Minority interests	(4)	–	(4)
Net assets	**930**	**1,092**	**2,022**
Goodwill arising on acquisition			1,173
Purchase price settled in cash			**3,195**
Cash and cash equivalents acquired			543
Cash outflow on acquisition			**2,652**

1) Final allocation of the purchase price and the resulting goodwill will be completed in accordance with IFRS in the twelve-month period following transaction closing. Therefore, reported amounts may be subject to deviations.

4 ::: Discontinued Operations

On May 2, 2005, the Group announced the divestiture of the Salomon business segment to Amer Sports Corporation. The transaction was formally completed on October 19, 2005, with effect from September 30, 2005.

Analysis of the result of discontinued operations € in millions

	1st Half Year 2005
Net sales	173
Expenses	227
Income from discontinued operations before taxes	**(54)**
Income taxes	(12)
Income from discontinued operations after taxes	**(42)**
Gain/(loss) recognized on the measurement to fair value less cost to sell	(8)
Income taxes	(2)
Gain/(loss) recognized on the measurement to fair value less cost to sell, net of tax	**(6)**
Income from discontinued operations, net of tax	**(48)**
Basic earnings per share from discontinued operations (€)	(0.26)
Diluted earnings per share from discontinued operations (€)	(0.24)

During the first half of 2005, discontinued operations used cash in investing activities in an amount of € 6 million and in financing activities in an amount of € 6 million.

The related assets and liabilities have been classified as held for sale.

Assets/Liabilities Classified as Held for Sale € in millions

	Jun. 30 2005
Accounts receivable and other current assets	104
Inventories	223
Fixed assets	186
Other non-current assets	29
Assets classified as held for sale	**542**
Accounts payable and other current liabilities	80
Accrued liabilities and provisions	78
Pensions and similar obligations	10
Other non-current liabilities	4
Liabilities classified as held for sale	**171**

5 ::: Earnings Per Share

Basic earnings per share are calculated by dividing net income by the weighted average number of outstanding shares during the period. Due to the share split, conducted in June 2006, all numbers of shares have been restated by multiplying by four.

Dilutive potential shares have arisen under the Management Share Option Plan of adidas AG (MSOP), which was implemented in 1999, and the convertible bond issued in October 2003 as the required conversion criteria were fulfilled at the end of December 2004.

Earnings Per Share

	1st Half Year 2006	1st Half Year 2005
Net income attributable to shareholders (€ in millions)	226	171
Weighted average number of shares	203,264,904	183,753,052
Basic earnings per share (€)	**1.11**	**0.93**
Net income attributable to shareholders (€ in millions)	226	171
Interest expense on convertible bond (net of taxes) (€ in millions)	6	5
Net income used to determine diluted earnings per share (€ in millions)	**232**	**176**
Weighted average number of shares	203,264,904	183,753,052
Weighted share options	357,699	398,219
Assumed conversion convertible bond (weighted)	15,685,904	15,686,275
Weighted average number of shares for diluted earnings per share	**219,308,507**	**199,837,546**
Diluted earnings per share (€)	**1.06**	**0.88**

For the calculation of earnings per share from continuing and discontinued operations, the weighted average number of shares as presented above has been used.

6 ::: Segmental Reporting

In comparison to the 2005 Annual Report there is a new separate segment for the acquired Reebok business which includes the brands Reebok, Rockport, CCM, Koho, Jofa and Rbk Hockey. Additionally, the TaylorMade-adidas Golf segment includes the Greg Norman brand.

Financial information in accordance with the management approach is presented on pages 39 – 40 of this report.

7 ::: Shareholders' Equity

In January 2006, the nominal capital of adidas AG was increased by a further € 141,568 as a result of the exercise of 55,300 stock options and the issuance of 55,300 no-par-value bearer shares *associated with the thirteenth exercise period of Tranche I (1999)*, the eleventh exercise period of Tranche II (2000), the eighth exercise period of Tranche III (2001), the fifth exercise period of Tranche IV (2002) and the second exercise period of Tranche V (2003) of the Management Share Option Plan of adidas AG (MSOP). Furthermore, in May 2006, the nominal capital was increased by € 1,960 due to the conversion of one bond of the convertible bond into 490 no-par-value shares of adidas AG. After registration of the increase of the nominal capital without the issuance of new shares, resolved upon by the Annual General Meeting held on May 11, 2006, the share split (at a ratio of 1 to 4) was finalized on the Frankfurt Stock Exchange on June 6, 2006. At June 30, 2006, the registered nominal capital of adidas AG therefore amounted to € 203,270,180, divided into 203,270,180 no-par-value bearer shares.

8 ::: Subsequent Events

Following the expiration of the fourteenth exercise period of Tranche I (1999), the twelfth exercise period of Tranche II (2000), the ninth exercise period of Tranche III (2001), the sixth exercise period of Tranche IV (2002) and the third exercise period of Tranche V (2003) of the Management Share Option Plan, an additional 226,680 no-par-value bearer shares were issued *effective July 7, 2006. Accordingly, the nominal capital of adidas AG increased* by € 226,680 *to a* total of € 203,496,860, divided into 203,496,860 no-par-value bearer shares.

Between the end of the first half of 2006 and the publication of this report on August 9, 2006, there were no other major Group-specific matters which we expect to influence our business materially going forward.

Herzogenaurach, August 9, 2006 ::: The Executive Board of adidas AG

Segmental Information by Brand € in millions

	1st Half Year 2006	1st Half Year 2005	Change	2nd Quarter 2006	2nd Quarter 2005	Change
adidas						
Net sales	**3,308**	2,816	17.5%	**1,532**	1,304	17.5%
Gross profit	**1,537**	1,283	19.7%	**709**	571	24.3%
Gross margin	**46.5%**	45.6%	0.9pp	**46.3%**	43.8%	2.5pp
Operating profit	**414**	350	18.2%	**135**	92	45.7%
Reebok[1]						
Net sales	**1,050**	–	–	**595**	–	–
Gross profit	**352**	–	–	**190**	–	–
Gross margin	**33.6%**	–	–	**31.9%**	–	–
Operating profit	**13**	–	–	**(4)**	–	–
TaylorMade-adidas Golf[2]						
Net sales	**464**	351	32.3%	**264**	202	30.6%
Gross profit	**205**	163	25.1%	**119**	100	18.9%
Gross margin	**44.1%**	46.6%	(2.5pp)	**45.0%**	49.5%	(4.4pp)
Operating profit	**35**	29	19.5%	**33**	30	9.1%
HQ/Consolidation						
Net sales	**65**	24	178.5%	**37**	11	243.1%
Gross profit	**97**	100	(2.9%)	**66**	72	(8.9%)
Operating profit	**(41)**	(22)	(83.8%)	**10**	30	(67.8%)
Total continuing operations						
Net sales	**4,887**	3,190	53.2%	**2,428**	1,516	60.1%
Gross profit	**2,191**	1,547	41.6%	**1,084**	743	45.9%
Gross margin	**44.8%**	48.5%	(3.7pp)	**44.6%**	49.0%	(4.3pp)
Operating profit	**420**	357	17.7%	**173**	152	13.2%
Discontinued operations						
Net sales	**–**	173	(100.0%)	**–**	69	(100.0%)
Gross profit	**–**	55	(100.0%)	**–**	26	(100.0%)
Gross margin	**–**	31.8%	(31.8pp)	**–**	37.7%	(37.7pp)
Operating profit	**–**	(53)	100.0%	**–**	(28)	100.0%
Total						
Net sales	**4,887**	3,364	45.3%	**2,428**	1,585	53.2%
Gross profit	**2,191**	1,602	36.7%	**1,084**	769	41.0%
Gross margin	**44.8%**	47.6%	(2.8pp)	**44.6%**	48.5%	(3.8pp)
Operating profit	**420**	304	38.4%	**173**	124	38.8%

Rounding differences may arise in percentages and totals.
1) Only includes five months of the six-month period.
2) 2006 figures include Greg Norman apparel business.

Segmental Information by Region € in millions

	1st Half Year 2006[1]	1st Half Year 2005	Change in %	**2nd Quarter 2006**[1]	2nd Quarter 2005	Change in %
Europe						
Net sales	**2,004**	1,569	27.7	**936**	688	36.1
North America						
Net sales	**1,592**	757	110.3	**834**	401	108.1
Asia						
Net sales	**964**	708	36.1	**490**	355	38.2
Latin America						
Net sales	**241**	136	77.9	**115**	67	71.0
HQ/Consolidation						
Net sales	**86**	20	318.1	**53**	6	754.4
Total continuing operations						
Net sales	**4,887**	3,190	53.2	**2,428**	1,516	60.1
Discontinued operations						
Net sales	**-**	173	(100.0)	**-**	69	(100.0)
Total						
Net sales	**4,887**	3,364	45.3	**2,428**	1,585	53.2

Rounding differences may arise in percentages and totals.
1) Including Reebok business segment from February 1, 2006 onwards.

Executive Board

Herbert Hainer
Chairman and Chief Executive Officer

Glenn Bennett
Global Operations

Robin J. Stalker
Finance

Erich Stamminger
adidas brand President and CEO

Supervisory Board

Henri Filho
Chairman

Dr. Hans Friderichs
Deputy Chairman

Fritz Kammerer[1]
Deputy Chairman

Sabine Bauer[1]

Dr. iur. Manfred Gentz

Igor Landau

Roland Nosko[1]

Hans Ruprecht[1]

Willi Schwerdtle

Heidi Thaler-Veh[1]

Christian Tourres

Klaus Weiß[1]

1) Employee representative

Biographical information on Executive Board members as well as mandates for all members of both the Executive and Supervisory Boards are available in the 2005 annual report and at www.adidas-Group.com.

Financial Calendar 2006/2007

March 2, 2006
2005 Full Year Results ::: Analyst and press conferences ::: Press release, conference call and webcast

April 11, 2006
Investor Day – adidas Group Strategy and Brand Positioning ::: Webcast

May 9, 2006
First Quarter 2006 Results ::: Press release, conference call and webcast

May 11, 2006
Annual General Meeting in Fürth (Bavaria), Germany ::: Webcast

May 12, 2006
Dividend paid

August 9, 2006
First Half 2006 Results ::: Press release, conference call and webcast

November 9, 2006
Nine Months 2006 Results ::: Press release, conference call and webcast

May 10, 2007
Annual General Meeting in Fürth (Bavaria), Germany ::: Webcast

May 11, 2007
Dividend paid[1]

1) Subject to Annual General Meeting approval

adidas Group
Adi-Dassler-Str. 1 ::: 91074 Herzogenaurach ::: Germany
Tel: +49 (0) 91 32 84-0 ::: Fax: +49 (0) 91 32 84-2241
www.adidas-Group.com

Investor Relations
Tel: +49 (0) 91 32 84-2920 / 3584 ::: Fax: +49 (0) 91 32 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Group.com/investors

adidas is a member of DAI (German Share Institute),
DIRK (German Investor Relations Association)
and NIRI (National Investor Relations Institute, USA).

This report is also available in German.
For further adidas publications,
please see our corporate website.

Concept and Design
häfelinger+wagner design, Munich

Exemption No. 82-4278
Attachment No. 11

adidas
GROUP

For immediate release **June 6, 2006**

adidas Share Split Successfully Implemented

Herzogenaurach – adidas AG today successfully implemented the share split approved by the Annual General Meeting on May 11, 2006. Prior to market opening, each existing share was divided into four adidas AG shares and opened at € 38.36.

Also effective today, the shares are listed under the new company name "adidas AG" that was entered into the commercial register on May 29, 2006. The shares will continue to be traded under the international security identification number (ISIN) DE0005003404 and the trading symbol remains ADS.DE and ADSG.DE.

The adidas Group is one of the global leaders in the sporting goods industry offering a wide range of products around the three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has approximately 25,000 employees worldwide and generates sales of about € 9.5 billion.

Media/IR Contacts:

Media Relations
Jan Runau
Chief Corporate Communication Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

Please visit our corporate website: www.adidas-Group.com